Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190897

PROSPECTUS

6,336,664 Shares

LIPOCINE INC.

Common Stock

This prospectus relates to the sale or other disposition from time to time of up to 6,336,664 shares of our common stock, which are held by the selling stockholders named in this prospectus. The shares of common stock covered by this prospectus were previously issued by us in a private placement. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders.

The selling stockholders may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock in the section entitled “Plan of Distribution” on page 76. Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of common stock covered by this prospectus will be borne by a selling stockholder. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the shares with the Securities and Exchange Commission.

Our common stock is quoted on the OTCQB and the OTCBB under the symbol “LPCN”.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 2 of this prospectus, and under similar headings in any amendment or supplements to this prospectus or as updated by any subsequent filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 26, 2013

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the selling stockholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the selling stockholders, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

General

We are a specialty pharmaceutical company. Our proprietary delivery technologies are designed to improve patient compliance and safety through orally available treatment options. Our primary development programs are based on oral delivery solutions for poorly bioavailable drugs, which are drugs that are poorly absorbed and reach the circulatory system in insufficient amounts. We have a portfolio of proprietary product candidates designed to produce favorable pharmacokinetic characteristics and facilitate lower dosing requirements, bypass first-pass metabolism, reduction of side effects, and elimination of gastrointestinal interactions that limit bioavailability. Our lead product LPCN 1021 is a Phase III ready oral testosterone replacement therapy, or TRT, product designed for convenient twice-a-day dosing. Additionally, we have two earlier stage product candidates in our pipeline, a next generation oral testosterone therapy (LPCN 1111) and an oral product candidate for the prevention of preterm birth (LPCN 1107).

“Lipocine,” “Lip’ral,” the Lipocine logos and other trademarks or service marks of Lipocine appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Private Placement and Selling Stockholders

On July 30, 2013, we issued and sold in a private placement an aggregate of 6,336,664 shares of our common stock at a price per share of $6.00 to certain accredited investors. We received aggregate gross proceeds of approximately $38.0 million. Our issuance of shares of our common stock was exempt from registration under Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, as the shares were issued to accredited investors without any form of general solicitation or general advertising.

This prospectus relates to the sale or other disposition from time to time of up to 6,336,664 shares of our common stock issued in the private placement, which are held by the selling stockholders named in this prospectus.

Corporate Information

On July 24, 2013, Marathon Bar Corp., a Delaware corporation, MBAR Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Marathon Bar, or Merger Sub, and Lipocine Operating Inc., a Delaware corporation, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into Lipocine Operating, and Lipocine Operating was the surviving corporation of the transaction, or the Merger. Following the closing of the Merger, Lipocine Operating became a wholly-owned subsidiary of Marathon Bar, with the former stockholders of Lipocine Operating owning 99.9% of the outstanding shares of common stock of the combined company.

On July 24, 2013, immediately prior to the execution and delivery of the Merger Agreement, Marathon Bar amended its certificate of incorporation to change the name of Marathon Bar to “Lipocine Inc.” Prior to the execution and delivery of the Merger Agreement, Lipocine had changed its name to “Lipocine Operating Inc.”

The Merger closed concurrently with the execution and delivery of the Merger Agreement. As used in this Prospectus (1) all references to the “Combined Company” refer to Marathon Bar (renamed Lipocine Inc.) and its subsidiaries, including Lipocine Inc. (renamed Lipocine Operating Inc.), following the closing of the Merger, and (2) unless the context otherwise indicates or requires, all references to “we,” “our” and “us” refer to the Combined Company from and after the closing of the Merger. Marathon Bar was incorporated on October 13, 2011, in the State of Delaware.

Our principal executive offices are located at 675 Arapeen Drive, Suite 202, Salt Lake City, Utah 84108 and our telephone number is (801) 994-7383.

Unless otherwise noted in this registration statement on Form S-1 of which this prospectus forms a part and except as set forth in the financial statements included in this prospectus, all share numbers and prices are presented on a post-Merger basis.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be harmed. In that event, the market price of our common stock could decline and you could lose part or even all of your investment.

Risks Relating to Our Business and Industry

Our research and development programs and processes are at an early stage of development, which makes it difficult to evaluate our business and prospects, or predict if or when we will successfully commercialize our product candidates

Our operations to date have primarily been limited to conducting research and development activities under license and collaboration agreements. Our current portfolio consists of our lead product candidate LPCN 1021, for which we have just completed Phase II clinical trials. We are also developing two additional earlier stage clinical candidates, LPCN 1111 and LPCN 1107. We have never marketed or commercialized a drug product. Consequently, any predictions about our future performance may not be as accurate as they could be if we were further along our commercialization path. In addition, as a pre-commercial stage business, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

Our clinical product candidates are at an early stage of development and will require significant further investment and regulatory approvals prior to marketing and commercialization. As such, our product development processes for LPCN 1021, LPCN 1111 and LPCN 1107 are very risky and uncertain, and our product candidates may fail to advance beyond the current study. Even if we obtain required financing, we cannot ensure successful product development or that we will obtain regulatory approval or successfully commercialize any of our product candidates and generate product revenues.

All of our clinical candidates will be subject to extensive regulation which can be costly and time consuming, cause delays or prevent approval of the products for commercialization.

Our clinical development of LPCN 1021, LPCN 1111, LPCN1107 and any future product candidates, is subject to extensive regulations by the FDA in the United States. Product development is a very lengthy and expensive process and can vary significantly based upon the product candidate’s novelty and complexity. Regulations are subject to change and regulatory agencies have significant discretion in the approval process.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in the United States. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, safety of the product candidates, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to cGMP during production and storage as well as regulation of marketing activities including advertising and labeling.

In order to obtain regulatory clearance for the commercial sale of any of our product candidates, we must demonstrate through preclinical studies and clinical trials that the potential product is safe, efficacious for use in humans for each target indication. Obtaining approval of any of our product candidates is an extensive, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval for many reasons, including:

•	we may not be able to demonstrate that the product candidate is safe and effective to the satisfaction of the FDA;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

•	the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the CRO that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•	the FDA may not find the data from preclinical studies and clinical trials sufficient to demonstrate that a particular product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from our preclinical studies and clinical trials or may require that we conduct additional trials;

•	the FDA may not accept data generated at our clinical trial sites;

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if our NDA is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval;

•	the FDA may require longer or additional duration of stability data on the clinical lots prior to initiation of further clinical trials;

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the FDA may identify deficiencies in the formulation or stability of our product candidates or products, or relating to our manufacturing processes or facilities, or in the processes and facilities of the contract manufacturing organization, or CMO, our suppliers or other third parties that may be utilized in the production supply chain of our products;

•	with respect to LPCN 1021 and LPCN 1111, the FDA may not grant New Chemical Entity exclusivity to Testosterone prodrug present as the active; and

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with respect to LPCN 1107, the FDA may not grant Orphan Drug Designation for the oral product if they do not deem it to be a major contribution to patient care over intramuscular injection, or for other reasons.

Preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA approval for their products.

No assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. The FDA may also require that we amend clinical trial protocols and/or run additional trials in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which we seek regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn or limited in some way if problems occur following initial marketing or if compliance with regulatory standards is not maintained. FDA could become more risk averse to any side effects or set higher standards of safety and efficacy prior to reviewing or approving a product. This could result in a product not being approved.

Even if we receive marketing approval in the United States, we may never receive regulatory approval to market our products outside the United States, which could reduce the size of our potential markets and have a material adverse impact on our business.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy.

Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to market our products in such foreign markets. Any such impairment would reduce the size of our potential markets, which could have a material adverse impact on our business, results of operations and prospects.

The timelines of our clinical trials may be impacted by numerous factors and any delays may adversely affect our ability to execute our current business strategy.

Our expectations regarding the success of our product candidates, including our clinical candidates and lead compounds, and our business are based on projections which may not be realized for many scientific, business or other reasons. We therefore cannot assure investors that we will be able to adhere to our current schedule. We set goals that forecast the accomplishment of objectives material to our success: selecting clinical candidates, product candidates, failures in research, the inability to identify or advance lead compounds, identifying target patient groups or clinical candidates, the timing and completion of clinical trials, and anticipated regulatory approval. The actual timing of these events can vary dramatically due to factors such as slow enrollment of patients in studies, uncertainties in scale-up, manufacturing and formulation of our compounds, failures in research, the inability to identify clinical candidates, failures in our clinical trials, and uncertainties inherent in the regulatory approval process and regulatory submissions. Decisions by our partners or collaborators may also affect our timelines and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize our biopharmaceutical products. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors.

The duration of our pre-clinical and clinical trial programs can be significantly extended as the attainment of an appropriate dose may be delayed, resulting in additional costs and overall program delays. If a trial or phase of a trial has commenced, it could be placed on clinical hold if the regulatory authorities determine a trial or its design may be unsafe or require clarifications regarding protocol design.

We depend primarily on the success of our lead product candidate, LPCN 1021, which is still under clinical development and may not receive regulatory approval or be successfully commercialized.

We currently have only one product candidate that has completed Phase II clinical trials, and our business currently depends primarily on its successful development, regulatory approval and commercialization. We are not permitted to market LPCN 1021 in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. We have not scaled up the pivotal study formulation to commercial scale. We have not submitted an NDA to the FDA or comparable applications to other regulatory authorities. Before we submit an NDA to the FDA for LPCN 1021 as a TRT we must initiate and complete our pivotal Phase III trial, and the three pharmacokinetic studies for labeling purposes. We have not commenced any of these trials.

In addition, results from Phase II trials of LPCN 1021 may not be replicated in our pivotal Phase III trial. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving positive results in early stage development. Our pivotal Phase III trial will evaluate the safety and efficacy of LPCN 1021 over a longer period of time in a patient population almost four times larger than our repeat-dose Phase II trials. Accordingly, the results from Phase II trials for LPCN 1021 may not be predictive of the results we may obtain in our pivotal Phase III trial of LPCN 1021. Our pivotal Phase III trial may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, or even terminate further development.

LPCN 1107 is in a very early stage of development, has never been administered orally in humans, and may not be further developed for a variety of reasons.

LPCN 1107 is in a very early stage of development and consequently the risk we fail to commercialize related products is high. In particular, we have conducted a repeated dose toxicity and toxicokinetic study in dogs. Although preliminary data from the studies demonstrated oral absorption in dogs, to our knowledge, HPC has never been administered orally in humans. As such, our currently planned proof-of-concept Phase I/II study would be the “first in human” study with oral administration of HPC. In particular, any such study may not demonstrate that LPCN 1107 has adequate, or any, oral absorption in our targeted patient group. Furthermore, such study may not be predictive of safety concerns that may arise in pregnant women or demonstrate that LPCN 1107 has a adequate safety profile to warrant further development. The FDA may also require further preclinical studies and/or clinical studies in healthy women before proceeding to studies in pregnant women. All these factors can impact the timing of, and our ability to, continue development of LPCN 1107.

We have not filed an IND with the FDA to conduct the proof-of-concept Phase I/II study in pregnant women. Many factors could significantly delay commencement and/or conduct of the proof of-concept Phase I/II trial for LPCN 1107, including relating to the regulatory approval and clinical development challenges discussed above. Even assuming successful proof-of-concept Phase I/II study, the anticipated Phase III program for a NDA filing for LPCN 1107 would be very long and expensive.

LPCN 1111 is in a very early stage of development, has never been administered in our targeted male population, and may not be further developed for a variety of reasons.

LPCN 1111 is in a very early stage of development. We currently have preliminary data demonstrating absorption of LPCN 1111 in dogs and in postmenopausal females. To our knowledge, this novel ester prodrug has never been administered orally in hypogonadal males and its safety has never been assessed in animal studies. Our proof-of-concept Phase I/II study would be the first study of this prodrug in hypogonadal males through oral administration. We may not be able to demonstrate through such study that LPCN 1111 has adequate, or any, oral absorption in hypogonadal males to warrant further development or that the safety profile warrants further development.

In addition, the active ingredient in LPCN 1111 has only been manufactured on a small scale. Scale up into larger batches could be challenging and our ability to procure adequate material in a timely manner to further develop LPCN 1111 is uncertain. We also may not have a manufacturer who can supply adequate quantities of the drug substance in compliance with cGMP.

We have not filed an IND with the FDA to conduct the proof-of-concept Phase I/II study in hypogonadal males. We plan to conduct a pre-IND meeting with the FDA in the fourth quarter of 2013 to broadly discuss the requirements for a NDA filing for LPCN 1111. Several factors could significantly affect the prospects for LPCN 1111, including relating to the regulatory approval and clinical development challenges discussed above. Even assuming successful proof-of-concept Phase I/II study, the anticipated Phase III program for a NDA filing for LPCN 1111 would be very long and expensive.

We are subject to stringent government regulations concerning the clinical testing of our products and will continue to be subject to government regulation of any product that receives regulatory approval.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in the United States and other countries where we intend to market our products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, the review and approval of manufacturing, preclinical and clinical data prior to marketing approval, including adherence to cGMP during production and storage, and marketing activities including advertising and labeling.

Clinical trials may be delayed or suspended at any time by us or by the FDA or by other similar regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or if compounds are not manufactured under acceptable cGMP conditions or with acceptable quality. Current regulations relating to regulatory approval may change or become more stringent. The agencies may also require additional trials to be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which we seek regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn or limited in some way if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Regulatory agencies could become more risk adverse to any side effects or set higher standards of safety and efficacy prior to reviewing or approving a product. This could result in a product not being approved.

If we, or any future marketing collaborators or CMOs, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, suspension or withdrawals of previously granted regulatory approvals, warning or untitled letters, refusal to approve pending applications for marketing approval of new products or of supplements to approved applications, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.

The successful commercialization of our product candidates and ability to generate significant revenue will depend on achieving market acceptance.

Even if our product candidates are successfully developed and receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payers such as private insurers or governments and other funding parties and the medical community. The degree of market acceptance for our products, if approved, will depend on a number of factors, including:

•	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in the labeling approved by the FDA;

•	availability of alternative treatments, including a number of competitive therapies already approved or expected to be commercially launched in the near future;

•	distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory REMS or voluntary risk management plan;

•	pricing and cost effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies;

•	our ability to increase awareness of our products through marketing efforts;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from our products and we may never become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our products may require significant resources and may never be successful.

Even if we obtain marketing approval for our products, physicians and patients using existing products may choose not to switch to our products.

Physicians often show a reluctance to switch their patients from existing drug products even when new and potentially more effective and convenient treatments enter the market. In addition, patients often acclimate to the brand or type of drug product that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch drug treatments due to lack of reimbursement for existing drug treatments. The existence of either or both of physician or patient reluctance in switching to our products would have a material adverse effect on our operating results and financial condition.

If we fail to obtain adequate healthcare reimbursement for our products, our revenue-generating ability will be diminished and there is no assurance that the anticipated market for our products will be sustained.

We believe that there could be many different applications for products successfully derived from our technologies and that the anticipated market for products under development could continue to expand. However, due to competition from existing or new products and the yet to be established commercial viability of our products, no assurance can be given that these beliefs will prove to be correct. Physicians, patients, formularies, payers or the medical community in general may not accept or utilize any products that we or our collaborative partners may develop. Other drugs may be approved during our clinical testing which could change the accepted treatments for the disease targeted and make our compound obsolete.

Our ability to commercialize our products with success may depend, in part, on the extent to which coverage and adequate reimbursement to patients for the cost of such products and related treatment will be available from governmental health administration authorities, private health coverage insurers and other organizations, as well as the ability of private payers to pay for or afford our drugs. Adequate third party coverage may not be available to patients to allow us to maintain price levels sufficient for us to realize an appropriate return on our investment in product development.

Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers can be critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Even if we obtain coverage for our products, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are less likely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

In the United States and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to varying degrees of government control. Healthcare reform and controls on healthcare spending may limit the price we charge for any products and the amounts thereof that we can sell. In particular, in the United States, the federal government and private insurers have changed and have considered ways to change, the manner in which healthcare services are provided. In March 2010, PPACA became law in the United States. PPACA substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the healthcare industry. The provisions of PPACA of importance to our potential product candidates include the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for certain individuals with specified income levels, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report annually certain financial arrangements with physicians, certain other healthcare professionals, and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011, created, among other things, measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

We anticipate that PPACA will result in additional downward pressure on the reimbursement we may receive for any approved and covered product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement that may affect the payments we could collect from sales of any products in the United States. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results.

We may face competition for LPCN 1021, if approved, from lower priced T-replacement therapies from foreign countries that have placed price controls on pharmaceutical products. The MMA contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import lower priced versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has not yet announced any plans to make this required certification.

A number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, U.S. Customs and Border Protection and other government agencies. For example, Pub. L. No. 111-83, which was signed into law in October 2009, which provides appropriations for the Department of Homeland Security for the 2010 fiscal year, expressly prohibits U.S. Customs and Border Protection from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug, and Cosmetic Act. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts.

The importation of foreign products that compete with our products could have a material adverse effect on our revenue and profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. The FDA may impose further requirements or restrictions on the distribution or use of our product candidates as part of a REMS plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe our products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which constrains our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

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state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. To the extent that any of our product candidates is ultimately sold in countries other than the United States, we may be subject to similar laws and regulations in those countries. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment, exclusion of products from reimbursement under U.S. federal or state healthcare programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

We face substantial competition in the TRT market, which may result in others discovering, developing or commercializing products before or more successfully than we do.

We expect to face significant competition for any of our product candidates, if approved. In particular, if approved, LPCN 1021 would compete in the T-replacement therapies market, which is highly competitive and currently dominated by the sale of T-gels, which is estimated to account for approximately 89% of U.S. sales in the T-replacement therapies market in 2012. Our success will depend, in large part, on our ability to obtain an adequate share of the market. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies, biotechnology firms, universities and other research institutions and government agencies. Other pharmaceutical companies may develop oral T-replacement therapies that compete with LPCN 1021. For example, because TU is not a patented compound and is commercially available to third parties, it is possible that competitors may design methods of T administration that would be outside the scope of the claims of either of our patent applications. This would enable their products to effectively compete with LPCN 1021, which could have a negative effect on our business.

The following T-replacement therapies currently on the market in the United States would compete with LPCN 1021:

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T-gels, such as AndroGel (marketed by Abbvie), Testim (marketed by Auxilium Pharmaceuticals, Inc., or Auxilium), Fortesta (marketed by Endo Health Solutions); and additionally TEVA and Perrigo have FDA approval for T-gels but have not yet launched the products;

•	T-topical solutions, such as Axiron, a metered dose lotion marketed by Eli Lilly and Co., and T-injectables;

•	methyl-T, such as Methitest (marketed by Impax) and Testred (marketed by Valeant);

•	transdermal patches, such a Androderm (marketed by Actavis Pharmaceuticals, Inc.);

•	buccal patches, such as Striant (marketed by Auxilium); and

•	subcutaneous injectable pellets, such as Testopel (marketed by Auxilium).

We are also aware of other pharmaceutical companies that have T-replacement therapies or testosterone therapies in development that may be approved for marketing in the United States or outside of the United States.

Based on publicly available information, we believe that several other T-replacement therapies that would be competitive with LPCN 1021 are in varying stages of development, some of which may be approved, marketed and/or commercialized prior to LPCN 1021. These therapies include T-gels, an intramuscular injectable and oral TRT, testosterone therapy, an intranasal gel formulation of testosterone, an aromatase inhibitor, a new class of drugs called Selective Androgen Receptor Modulators; and hydroalcoholic gel formulations of DHT.

In light of the competitive landscape above, LPCN 1021 may not be the first oral testosterone replacement therapy to market, which may significantly affect the market acceptance and commercial success of LPCN 1021.

Furthermore, many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other marketing approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than our products and may render our products obsolete or non-competitive before we can recover the expenses of developing and commercializing them. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Failure to successfully compete in this market would materially and negatively impact our business and operations.

The entrance of generic T-gels into the market would likely create downward pricing pressure on all T-replacement therapies and therefore have a negative effect on our business and financial results.

Several companies have filed Abbreviated New Drug Applications, or ANDAs, seeking approval for generic versions of existing T-gels. For example, in July 2003, Actavis and Par Pharmaceutical, or Par, filed ANDAs with the FDA seeking approval for generic versions of AndroGel 1%. In response to these ANDAs, the marketer of AndroGel 1% filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. In 2006, all the subject companies reached an agreement pursuant to which Actavis agreed not to bring a generic version of AndroGel 1% to the market until August 2015, and Par agreed not to bring a generic version to market until February 2016. The U.S. Federal Trade Commission has questioned the legality of such “pay-to-delay” agreements, and the Supreme Court ruled in June 2013 that such agreements may not be valid. The impact of this ruling on the agreements between the marketer of AndroGel 1% and Actavis and Par, as well as the timing and eventual marketing of generic versions of their respective products, is uncertain at this point.

Additionally, there are several other ANDAs for generic T-gels that have been filed and there is ongoing litigation with each of these ANDAs. If a generic version of T-gel were to become available in the market, governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for generic T-gels as opposed to branded T-gels. The entrance of any generic T-gel into the market would likely cause downward pressure on the pricing of all T-replacement therapies, and could materially adversely affect the level of sales and price at which we could sell LPCN 1021, and ultimately significantly and adversely impact our revenues and financial results.

The introduction of generic T-gel may also affect the reimbursement policies of government authorities and third-party payors, such as private health insurers and health maintenance organizations. These organizations determine which medications they will pay for and establish reimbursement levels. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for branded medications when there is a generic available. If generic T-gel is available in the market, that may create an additional obstacle to the availability of reimbursement for LPCN 1021. Even if reimbursement is available, the level of such reimbursement could be reduced or limited. Reimbursement may impact the demand for, or the price of, LPCN 1021. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize LPCN 1021, and/or our financial results from the sale of related products could be negatively and materially impacted.

Additionally, LPCN 1021 may not be the first oral testosterone replacement therapy product to market. In this event, if the generic version of a competing oral testosterone replacement therapy product enters the market before our product, then the commercial prospects of LPCN 1021 could be significantly and negatively impacted.

If T-replacement therapies are found, or are perceived, to create health risks, our ability to sell LPCN 1021 could be materially adversely affected and our business could be harmed.

Publications have, from time to time, suggested potential health risks associated with TRT. Potential health risks are described in various articles, including a 2002 article published in Endocrine Practice and a 1999 article published in the International Journal of Andrology. The potential health risks detailed are fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, including prostate cancer, increased cardiovascular disease risk and the suppression of sperm production. It has also been reported that depending in part on the method of delivery, usage of some T-replacement therapies, in particular methyl-T, is associated with liver toxicity and other side effects. It is possible that studies on the effects of T-replacement therapies could demonstrate these or other health risks. Demonstrated TRT safety risks, as well as negative publicity about the risks of hormone replacement therapy, including T-replacement, could materially adversely affect patient or prescriber attitudes and sales of LPCN 1021, if approved.

We will not be able to successfully commercialize our product candidates without establishing sales and marketing capabilities internally or through collaborators.

We currently have no sales and marketing staff. If and when any of our product candidates is commercialized, we may not be able to find suitable sales and marketing staff and collaborators for all of our product candidates. The marketing collaborators we work with may not be adequate, successful or could terminate or materially reduce the effort they direct to our products. The development of a marketing and sales capability will require significant expenditures, management resources and time. The cost of establishing such a sales force may exceed any potential product revenues, or our marketing and sales efforts may be unsuccessful. If we are unable to develop an internal marketing and sales capability or if we are unable to enter into a marketing and sales arrangement with a third party on acceptable terms, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Mahesh V. Patel and the other principal members of our executive team listed under “Management.” Employment with our executives and other employees are “at will”, meaning that there is no mandatory fixed term and their employment with us may be terminated by us or by them for any or no reason. The loss of the services of any of our executives or other key employees might impede the achievement of our research, development and commercialization objectives. Recruiting and retaining qualified scientific personnel, accounting personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain qualified personnel on acceptable terms, or at all, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We will need to grow our company, and we may encounter difficulties in managing this growth, which could disrupt our operations.

We currently have only eleven employees, and we currently expect to experience significant growth in the number of employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of LPCN 1021. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We may become subject to the risk of product liability claims.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, the principal risks we face relate to patients in our clinical trials, who may suffer unintended consequences. Claims might be made by patients, healthcare providers or pharmaceutical companies or others. We may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale.

For example, to our knowledge, HPC has not been administered orally in a published clinical trial in any pregnant woman for the prevention of preterm birth. We cannot be certain of the safety profile upon single oral or multiple oral administration of LPCN 1107 to the patient or the fetus and its long term side effects on the mother as well as the child because (i) oral performance of LPCN 1107 may be substantially different from efficacy and/or safety standpoint compared to FDA approved and commercialized intramuscular hydroxy progesterone caproate, Makena, and (ii) oral delivery of HPC could have a very different pharmokinetic and/or pharmacodynamic profile that has never been experienced with non oral administration of HPC, thus having its own significant liability exposure independent of known safety of non-oral HPC in humans.

Any product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize any of our product candidates, if approved.

We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations. We run clinical trials through investigators that could be negligent through no fault of our own and which could affect patients, cause potential liability claims against us and result in delayed or stopped clinical trials. We are required in many cases by contractual obligations, to indemnify collaborators, partners, third party contractors, clinical investigators and institutions. These indemnifications could result in a material impact due to product liability claims against us and/or these groups. We currently carry $1 million in product liability insurance, which we believe is appropriate for our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Testosterone is a Schedule III substance under the Controlled Substances Act and any failure to comply with this Act or its state equivalents would have a negative impact on our business.

Testosterone is listed by the U.S. Drug Enforcement Agency, or DEA, as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled more than six months after the date of the original prescription or more than five times unless renewed by the physician.

Entities must register annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. In addition, the DEA requires entities handling controlled substances to maintain records and file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration. Individual states also have controlled substances laws. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may schedule products separately. While some states automatically schedule a drug when the DEA does so, in other states there has to be rulemaking or legislative action, which could delay commercialization.

Our clinical lots of LPCN 1021 for the Phase III trials are planned to be manufactured in the United Kingdom, or UK. This will entail obtaining additional permits from regulatory authorities in the United States and UK relating to exportation of our active TU, a controlled substance from the United States and importation of the same into the UK, and exportation of finished product from the UK and importation of the same into the United States. These additional requirements could significantly delay the manufacture of the clinical supplies and the start and continuation of the clinical trial.

Products containing controlled substances may generate public controversy. As a result, these products may have their marketing approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict, the introduction and marketing of LPCN 1021.

We may have to dedicate resources to the settlement of litigation.

Securities legislation in the United States makes it relatively easy for stockholders to sue. This could lead to frivolous law suits which could take substantial time, money, resources and attention or force us to settle such claims rather than seek adequate judicial remedy or dismissal of such claims. Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights or otherwise to protect our proprietary information and to prevent its disclosure, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is in our favor. If we are required to defend our patents or trademarks against infringement by third parties, we may be required to pay substantial litigation costs, managerial attention and financial resources may be diverted from our research and development operations even if the outcome is in our favor.

Risks Related to Our Dependence on Third Parties

We rely upon third-party contractors and service providers for the execution of some aspects of our development programs. Failure of these collaborators to provide services of a suitable quality and within acceptable timeframes may cause the delay or failure of our development programs.

We outsource certain functions, tests and services to CROs, medical institutions and collaborators as well as outsourcing manufacturing to collaborators and/or contract manufacturers. We also rely on third parties for quality assurance, clinical monitoring, clinical data management and regulatory expertise. We may also engage a CRO to run all aspects of a clinical trial on our behalf. There is no assurance that such individuals or organizations will be able to provide the functions, tests, drug supply or services as agreed upon or in a quality fashion. Any failure to do so could cause us to suffer significant delays in the development of our products or processes.

Due to our reliance on CROs or other third parties such as Solvay/Abbott to assist us or have historically assisted us in conducting clinical trials, we will be unable to directly control all aspects of our clinical trials.

We expect to engage a CRO to conduct our pivotal Phase III trial for LPCN 1021. As a result, we will have less direct control over the conduct of our pivotal Phase III trial, the timing and completion of the trial and the management of data developed through the trial than if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties, including CROs, may:

•	have staffing difficulties or disruptions;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or may become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect their willingness or ability to conduct our trials in a manner acceptable to us. We may experience unexpected cost increases that are beyond our control.

Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements.

Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. If we must replace any CRO that is conducting our clinical trials, our trials may have to be suspended until we find another CRO that offers comparable services. The time that it takes us to find alternative organizations may cause a delay in the commercialization of LPCN 1021 or may cause us to incur significant expenses to replicate data that may be lost. Although we do not believe that any CRO on which we may rely will offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete our clinical trials could significantly compromise our ability to secure regulatory approval of LPCN 1021 and preclude our ability to commercialize LPCN 1021, thereby limiting or preventing our ability to generate revenue from its sales.

We rely on two suppliers for our supply of TU, the active pharmaceutical ingredient of LPCN 1021, and the loss of either of these suppliers could harm our business.

We rely on two third-party suppliers for our supply of TU, the active pharmaceutical ingredient of LPCN 1021. We do not have supply agreements in place with either of these suppliers. Although we are in process of purchasing sufficient quantities of TU for our pivotal Phase III trial, we plan on using these same suppliers for our commercialization needs if LPCN 1021 is approved. Since there are only a limited number of TU suppliers in the world, if either of these parties ceases to provide us with TU, we may be unable to procure TU on commercially favorable terms, or may not be able to obtain it in a timely manner. Furthermore, the limited number of suppliers of TU may provide such companies with greater opportunity to raise their prices. Any increase in price for TU will likely reduce our gross margins.

We rely on limited suppliers for our supply of non-actives and the loss of these suppliers could harm our business.

We rely on limited qualified third-party raw material suppliers for our supply of non active pharmaceutical ingredients of LPCN 1021. We do not have supply agreements in place with either of these suppliers. Although we are in process of purchasing sufficient quantities of these non actives for our pivotal Phase III trial, we plan on using these same suppliers for our commercialization needs if LPCN 1021 is approved. Since there are only a limited number of non actives suppliers in the world, if either of these parties ceases to provide us with these non actives, we may be unable to procure non actives on commercially favorable terms, or may not be able to obtain it in a timely manner. Furthermore, the limited number of suppliers of non actives may provide such companies with greater opportunity to raise their prices. Any increase in price for non actives will likely reduce our gross margins.

We depend on Encap Drug Delivery for the supply of the LPCN 1021 capsules, and the termination of our agreement with Encap Drug Delivery would harm our business.

We signed a manufacturing agreement with Encap Drug Delivery, a third-party contract manufacturer, in August 2013. Encap Drug Delivery will be our sole supplier of LPCN 1021 capsules for the Phase III trial on a worldwide basis. We plan to negotiate a commercial supply agreement for LPCN 1021 with a CMO prior to a NDA filing for LPCN 1021.

Reliance on a third-party manufacturer involves risks, such as capacity and capabilities to which we would not be subject if we manufactured LPCN 1021 ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. The FDA and other regulatory authorities require that LPCN 1021 be manufactured according to cGMP. Any failure by our third-party manufacturers to comply with cGMP could be the basis for action by the FDA to withdraw approvals previously granted to us and for other regulatory action.

If we do not establish successful collaborations, we may have to alter our development and commercialization plans for our products.

Our drug development programs for our product candidates will require substantial additional cash to fund expenses. We have not yet established any collaborative arrangements relating to the development of LPCN 1021, LPCN 1111 or LPCN 1107. We intend to continue to develop our product candidates in the United States without a partner. However, in order to commercialize our product candidates in the United States, we will likely look to establish a partnership or co-promotion arrangement with an established pharmaceutical company that has a sales force. We may also seek to enter into collaborative arrangements to develop and commercialize our product candidates outside the United States. We will face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms or in a timely manner, or at all. If that were to occur, we may have to curtail the development or delay commercialization of our product candidates in certain geographies, reduce the scope of our sales or marketing activities, reduce the scope of our commercialization plans, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities outside of the United States on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all.

If we are successful in entering into collaborative arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any future collaboration partner were to breach or terminate its arrangements with us, the development and commercialization of our product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of our product candidates on our own in such locations.

Risks Related to Ownership of Our Common Stock

If we do not remediate the material weaknesses in our internal control over financial reporting or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

In connection with the audit of our financial statements for the years ended December 31, 2011 and 2012, we identified two material weaknesses in our internal control over financial reporting. A material weakness is defined under the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm identified multiple adjustments to our financial statements which resulted from control deficiencies that are considered to be two separate material weaknesses in our internal control over financial reporting.

The first material weakness relates to an insufficient number of accounting professionals with the necessary knowledge, experience and training to adequately prepare, record, and review significant complex transactions and valuations (such as revenue recognition, stock based compensation, and earnings per share) and prepare financial statements in accordance with generally accepted accounting principles in a timely manner. As a private company transitioning to a public company we have not historically maintained the internal accounting and financial reporting resources necessary to comply with the obligations of a public reporting company. We have depended heavily upon the services of our Vice President, Finance who is the sole member of our accounting staff. We intend to remediate this material weakness through the hiring of additional accounting and financial reporting professionals with the requisite knowledge, experience, and training to prepare, record and review complex transactions and valuations, and prepare financial statements in accordance with generally accepted accounting principles in a timely manner. Until those additional personnel are hired, we expect to rely to a great extent upon the retention of third-party accounting professionals to assist us in our financial reporting obligations.

The second material weakness relates to insufficient process level controls designed to record our accounts under the accrual basis of accounting, resulting in material errors in recorded expenses, accounts payable and accrued liabilities. We intend to remediate this material weakness through the implementation of additional process level controls designed to identify and record expenses, accounts payable and accrued liabilities in the correct accounting period and by adding more detailed reviews of such underlying schedules by planned accounting and financial reporting hires.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with the year ending on December 31, 2014, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we are unable to remediate the above material weaknesses, other material weaknesses are identified in the future or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated, we could receive an adverse opinion regarding our internal controls over financial reporting from our accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline. For so long as we remain as an emerging growth company or a smaller reporting company, our accounting firm will not be required to provide an opinion regarding our internal controls over financial reporting.

As a result of the Merger, we will incur additional expenses to comply with the requirements of being a public company in the United States.

As a public company, and particularly after we cease to be an “emerging growth company” or a “smaller reporting company”, we will incur significant legal, accounting and other expenses that Lipocine Operating did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and U.S. stock exchanges impose numerous requirements on public companies, including requiring changes in corporate governance practices. Also, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly.

Our share price is expected to be volatile and may be influenced by numerous factors that are beyond our control.

A low share price and low market valuation may make it difficult to raise sufficient additional cash due to the significant dilution to current stockholders. Market prices for shares of biotechnology and biopharmaceutical companies such as ours are often volatile. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	plans for, progress of and results from clinical trials of our product candidates;

•	the failure of the FDA to approve our product candidates;

•	announcements of new products, technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	the success or failure of other TRT products or non-testosterone based testosterone therapy products;

•	failure of our products, if approved, to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our quarterly operating results;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	discussion of us or our stock price by the press and by online investor communities; and

•	other risks and uncertainties described in these risk factors.

In recent years the stock of other biotechnology and biopharmaceutical companies has experienced extreme price fluctuations that have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of our shares of common stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance. These fluctuations may result due to macroeconomic and world events, national or local events, general perception of the biotechnology industry or to a lack of liquidity. In addition other biotechnology companies or our competitors’ programs could have positive or negative results that impact their stock prices and their results, or stock fluctuations could have a positive or negative impact on our stock price regardless whether such impact is direct or not.

Stockholders may not agree with our business, scientific, clinical and financial strategy, including additional dilutive financings, and may decide to sell their shares or vote against such proposals. Such actions could materially impact our stock price. In addition, portfolio managers of funds or large investors can change or change their view on us and decide to sell our shares. These actions could have a material impact on our stock price. In order to complete a financing, or for other business reasons, we may elect to consolidate our shares of common stock. Investors may not agree with these actions and may sell the shares. We may have little or no ability to impact or alter such decisions.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our Board of Directors or management and, therefore, depress the trading price of our common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may depress the market price of our common stock by acting to discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove members of our Board of Directors or our management. Our corporate governance documents include provisions:

•	providing that directors may be removed by stockholders only for cause;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock; and

•	limiting the liability of, and providing indemnification to, our directors and officers.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock from engaging in certain business combinations with us. Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that stockholders could receive a premium for their common stock in an acquisition.

We have no current plans to pay dividends on our common stock and investors must look solely to stock appreciation for a return on their investment in us.

Although the board of directors of Marathon Bar declared a cash dividend to its stockholders of record in connection with the Merger, we do not anticipate paying any further cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

Our management and directors will be able to exert control over our affairs.

As of July 30, 2013, our executive officers and directors own approximately 32.3% of our outstanding common stock, after giving effect to the Merger and the Private Placement in July 2013. These stockholders, if they act together, may be able to control our management and affairs and all matters requiring stockholder approval, including significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing our change in control and might affect the market price of our common stock.

We are not subject to compliance with rules requiring the adoption of certain corporate governance measures and as a result our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes enacted by the SEC, the New York and American Stock Exchanges and the NASDAQ Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the NASDAQ Stock Market. Because we are not presently required to comply with many of the corporate governance provisions we have not yet adopted these measures.

Because none of our directors are independent, we do not currently have independent audit or compensation committees. As a result, our directors have the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters.

Our common stock may not be eligible for listing on a national securities exchange.

Although, our common stock is currently quoted on the OTCQB and OTCBB, to date, there has been no active public trading market for our common stock. Securities quoted in these venues often lack liquidity and analyst coverage, which may result in lower prices for our common stock than might be obtained in a larger, more established stock exchanges and may also result in a larger spread between the bid and asked price for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for our stockholders to sell their shares of common stock at an attractive price or at all. In the absence of an active trading market for our common stock, stockholders may not be able to sell their common stock at or above the price at which they acquired the shares or at the time that they would like to sell. We cannot predict the prices at which our common stock will trade. In addition, we cannot assure you that we will be able to meet the initial listing standards of any national securities exchange, or, if we do meet such initial qualitative listing standards, that we will be able to maintain any such listing.

Risks Relating to Our Financial Position and Capital Requirements

We cannot predict when we will generate product revenues and may never achieve or maintain profitability.

Our ability to become profitable depends upon our ability to generate revenue from product sales. To date, we have not generated any revenue from product sales of LPCN 1021 or our other drug candidates in the current pipeline, and we do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue unless or until we obtain marketing approval of, and begin to sell, LPCN 1021. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•	initiate and successfully complete our pivotal Phase III trial that meets its clinical endpoints;

•	obtain U.S. and foreign marketing approval for LPCN 1021 as a TRT;

•	commercialize LPCN 1021 by developing a sales force and/or entering into collaborations with partners/third parties, if we obtain marketing approval for LPCN 1021; and

•	achieve market acceptance of LPCN 1021 in the medical community and with third-party payors.

Even if LPCN 1021 is approved for commercial sale, which we do not expect to occur for several years, we expect to incur significant costs as we prepare to commercialize LPCN 1021. Despite receiving marketing approval and expending these costs, LPCN 1021 may not be a commercially successful drug. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding.

Accordingly, the likelihood of our success must be evaluated in light of many potential challenges and variables associates with an early-stage drug development company, many of which are outside of our control, and past operating or financial results should not be relied on as an indication of future results. If one or more of our product candidates is approved for commercial sale and we retain commercial rights, we anticipate incurring significant costs associated with commercializing any such approved product candidate. Therefore, even if we are able to generate revenues from the sale of any approved product, we may never become profitable. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of expenses and when we will be able to achieve or maintain profitability, if ever.

We may need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We may need to raise additional capital to continue to fund our operations. Our future capital requirements may be substantial and will depend on many factors including:

•	the scope, size, rate of progress, results and costs of initiating and completing our pivotal Phase III trial of LPCN 1021;

•	the cost, timing and outcomes of our efforts to obtain marketing approval for our product candidates in the United States;

•	payments received under any strategic partnerships or collaborations that we may enter into in the future, if any;

•	the cost of filing, prosecuting and enforcing patent claims; and

•

the costs associated with commercializing our product candidates if we receive marketing approval, including the cost and timing of developing sales and marketing capabilities or entering into strategic collaborations to market and sell our products.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis, or at all, we may be unable to continue the development of our product candidates or to commercialize our product, if approved, unless we find a partner.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, debt financings collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, current stockholders’ ownership interest in the company will be diluted. In addition, the terms may include liquidation or other preferences that materially adversely affect their rights as a stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, our intellectual property, future revenue streams or grant licenses on terms that are not favorable to us.

We have incurred significant operating losses in most years since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We have focused a significant portion of our efforts on developing LPCN 1021. We have funded our operations to date through proceeds from sales of preferred stock and convertible debt and from license and milestone revenues and research revenue from license and collaboration agreements with corporate partners. We have incurred losses in most years since our inception. As of June 30, 2013, we had an accumulated deficit of $40.0 million. Substantially all of our operating losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to incur additional and increasing operating losses over the next several years. These losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to significantly increase in connection with our pivotal Phase III trial of LPCN 1021. In addition, if we obtain marketing approval for LPCN 1021, we may incur significant sales, marketing and outsourced manufacturing expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our operating results may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our securities.

We have a history of operating losses. Our operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Due to fluctuations in our operating results, we believe that period-to-period comparisons of our results are not indicative of our future performance. It is possible that in some future quarter or quarters, our operating results will be above or below the expectations of securities analysts or investors. In this case, the price of our securities could decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation and any golden parachute payments not previously approved, exemption from the requirement of auditor attestation in the assessment of our internal control over financial reporting and exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board. If we do, the information that we provide stockholders may be different than what is available with respect to other public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (1) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second fiscal quarter, (2) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (3) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” may make it harder for investors to analyze our results of operations and financial prospects.

We are a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time we cease being an “emerging growth company”, we will be required to provide additional disclosure in our SEC filings. However, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports and in this prospectus. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

Risks Relating to Our Intellectual Property

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our product candidates, their respective formulations, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates, once commercialized, is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of pharmaceutical, biopharmaceutical and related companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in patents in these fields has emerged to date in the United States. There have been recent changes regarding how patent laws are interpreted, and both the PTO and Congress have enacted radical changes to the patent system. We cannot accurately predict future changes in the interpretation of patent laws or changes to patent laws which might be enacted into law. Those changes may materially affect our patents, our ability to obtain patents and/or the patents and applications of our collaborators and licensors. The patent situation in these fields outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in the patents we own or which we license or third-party patents.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage. For example:

•	others may be able to make or use compounds that are the same or similar to the pharmaceutical compounds used in our product candidates but that are not covered by the claims of our patents;

•

the APIs in our current product candidates LPCN 1021, and LPCN 1107 are, or may soon become, commercially available in generic drug products, and no patent protection may be available without regard to formulation or method of use;

•	we may not be able to detect infringement against our owned or licensed patents, which may be especially difficult for manufacturing processes or formulation patents;

•	we might not have been the first to make the inventions covered by our issued patents or pending patent applications or those we license;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that our pending patent applications or those of our licensor will not result in issued patents;

•	it is possible that there are dominating patents to any of our product candidates of which we are not aware;

•	it is possible that there are prior public disclosures that could invalidate our inventions, or parts of our inventions, of which we are not aware;

•	it is possible that others may circumvent our owned or licensed patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States;

•	the claims of our owned or licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•

our issued patents or those of our licensor may not provide us with any competitive advantages, or may be narrowed in scope, be held invalid or unenforceable as a result of legal challenges by third parties;

•

our licensor or licensees as the case may be, who have access to our patents may attempt to enforce our owned or licensed patents, which if unsuccessful, may result in narrower scope of protection of our owned or licensed patents or our owned or licensed patents becoming invalid or unenforceable;

•	we may not develop additional proprietary technologies for which we can obtain patent protection; or

•	the patents of others may have an adverse effect on our business.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect, and we have limited control over the protection of trade secrets used by our collaborators and suppliers. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. If our confidential or proprietary information is divulged to or acquired by third parties, including our competitors, our competitive position in the marketplace will be harmed and our ability to successfully penetrate our target markets could be severely compromised.

If any of our owned or licensed patents are found to be invalid or unenforceable, or if we are otherwise unable to adequately protect our rights, it could have a material adverse impact on our business and our ability to commercialize or license our technology and products. Likewise, our patents in United States covering certain technology used in our product candidates especially LPCN 1021 are expected to expire on various dates from November 23, 2019 through January 23, 2020. Upon the expiration of these patents, we will lose the right to exclude others from practicing these inventions to the extent that at those times we have no additional issued patents to protect our product candidates, including LPCN 1021. Additionally, if these are our only patents listed in the FDA Orange Book should we have a FDA-approved and marketed product at that time, their expiration will mean that we lose certain advantages that come with Orange Book listing of patents. The expiration of these patents could also have a similar material adverse effect on our business, results of operations, financial condition and prospects. Moreover, if we are unable to commence or continue any action relating to the defense of our patents, we may be unable to protect our product candidates.

If we do not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation by extending the patent terms and obtaining data exclusivity for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or competitor’s prior product launch or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our ability to generate revenues could be materially adversely affected.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights to our products and technology.

If we or our collaborators choose to go to court to stop a third party from using the inventions claimed in our owned or licensed patents, that third party may ask the court to rule that the patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid or not enforceable and that we do not have the right to stop others from using the inventions.

There is also the risk that, even if the validity of these patents is not challenged or is upheld, the court will refuse to stop the third party on the ground that such third-party’s activities do not infringe our owned or licensed patents. In addition, the U.S. Supreme Court has recently changed some tests regarding granting patents and assessing the validity of patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised standards. Some of our owned or licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in a reexamination proceeding before the PTO, or during litigation, under the revised criteria which make it more difficult to obtain or maintain patents.

While our in-licensed patents and applications are not currently used in our product candidates, should we develop other product candidates that are covered by this intellectual property, we rely on our licensor to file and prosecute patent applications and maintain patents and otherwise protect certain intellectual property we license from them. Our licensor has retained the first right, but not the obligation to initiate an infringement proceeding against a third-party infringer of the intellectual property licensed to us, and enforcement of our license patents or defense of any claims asserting the invalidity or unenforceability of these patents would also be subject to the control or cooperation of our licensor. It is possible that our licensor’s defense activities may be less vigorous than had we conducted the defense ourselves.

We also license our patent portfolio, including U.S. and foreign patents and patent applications that cover our LPCN 1021 and our other product candidate, to third parties for their respective products and product candidates. Under our agreements with our licensees, we have the right, but not the obligation, to enforce our current and future licensed patents against infringers of our licensees. In certain cases, our licensees may have primary enforcement rights and the Company has the obligation to cooperate. In either case of these enforcement actions against infringers of our licensees, our licensees might not have the interest or resources to successfully preserve the patents, the infringers may countersue, and as a result our patents may be found invalid or unenforceable or of a narrower scope of coverage, and leave us with no patent protection for LPCN 1021 and our other product candidates.

On September 7 and October 29, 2012, we filed two separate requests for interference using our owned applications against a U.S. pending application (now issued as a patent) and a U.S. issued patent, both owned by Clarus Therapeutics. In each respective request for an interference, known as a Suggestion of Interference, we asked the U.S. Patent Office for a determination that our pending patent applications have priority over Clarus Therapeutics’ patent application and patent, and that the U.S. Patent Office should instead grant patents to us. In the first request, we filed claims relating to oral pharmaceutical compositions compromising testosterone undecanoate, a hydrophilic and a lipophilic surfactant. In the second request, we filed claims relating to oral pharmaceutical compositions compromising a testosterone ester, a release modulator, and two types of solubilizers. In each case we have asserted that we are the senior party, and thus entitled to priority against the Clarus Therapeutics’ patent application and patent. The U.S. Patent Office has not taken action on either of our Suggestions of Interference as of the date hereof, but has begun examination of both of our underlying applications in order to identify the patentable subject matter, if any. If no patentable subject matter is identified or our Suggestions of Interference are not otherwise granted (e.g. the patentable subject matter no longer interferes with the Clarus patent and application), no interferences will be declared, and the Clarus patent and application will remain in effect, and, as with any third party patent, could be asserted against our product candidates and proprietary technology, which would have a material adverse impact on our business, even if we were successful in defending such assertions. With respect to the Clarus application, which issued as a patent on July 23, 2013, with claims that were changed substantially in order for the Clarus application to proceed to issue, it is unlikely that an interference will be declared by the U.S. Patent Office, because the issued claims of the (former) Clarus application may not be relevant anymore to the Suggestion of Interference as originally filed. In addition, new claims in a continuation application filed by Clarus on August 14, 2012, may require the filing of another Suggestion of Interference. In the event that patentable subject matter is identified and interferences are declared, we believe that we have meritorious arguments to support a decision granting priority to us in each instance. If we were to be successful in such interference proceedings, we could be granted patents in place of the Clarus patent or patent application, as the case may be. If we were unsuccessful in any such interference proceeding, our patent applications would not issue or provide any protection for our products, and Clarus would be granted patents, which, as with any third party patent, could be asserted against our product candidates and proprietary technology, which would have a material adverse impact on our business, even if we were successful in defending such assertions. Thus, interference proceedings may fail and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party; our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Even if successful in such interferences, it may result in substantial costs to us and distraction to our management. As noted, should the U.S. Patent Office not grant our requests for interference, we believe that the U.S. Patent Office would continue examination of our pending patent applications in due course.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our owned or licensed patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our owned or licensed patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields relating to our product candidates. As the biotechnology, pharmaceutical, and related industries expand and more patents are issued, the risk increases that others may assert that our product or product candidates infringe the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their formulations or methods of use. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product, product candidates, technology or methods.

In addition, there may be issued patents of third parties of which we are currently unaware, that are infringed or are alleged to be infringed by our product candidates or proprietary technologies. Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our or our licensor’s issued patents or our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our owned or licensed patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned or licensed by us, we may have to participate in an interference proceeding declared by the PTO to determine priority of invention in the United States. If another party has an allowed reason to question the validity of our owned or licensed U.S. patents, the third party can request that the PTO reexamine the patent claims, which may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential infringement claims, interference and reexamination proceedings, we may become a party to patent opposition proceedings in the European Patent Office or post-grant proceedings in the United States where either our patents are challenged, or we are challenging the patents of others. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, for example if the other party had independently arrived at the same or similar invention prior to our invention, resulting in a loss of our U.S. patent position with respect to such inventions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. These lawsuits are costly and could adversely affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party’s patents and would order us or our partners to stop the activities covered by the patents. In addition, there is a risk that a court will order us or our partners to pay the other party damages for having violated the other party’s patents.

If a third-party’s patent was found to cover our product candidates, proprietary technologies or their uses, we or our collaborators could be enjoined by a court and required to pay damages and could be unable to commercialize any one or more of our product candidates or use our proprietary technologies unless we or they obtained a license to the patent. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable relief which could prohibit us from making, using or selling our products, technologies or methods pending a trial on the merits, which could be years away.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology, pharmaceutical, and related industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•

substantial damages for infringement, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•	a court prohibiting us from selling or licensing the product unless the third party licenses its product rights to us, which it is not required to do;

•	if a license is available from a third party, we may have to pay substantial royalties, upfront fees and/or grant cross-licenses to intellectual property rights for our products; and

•	redesigning our products or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Although we own worldwide rights to our product candidates, we do not have patent protection for the product candidates in a significant number of countries, and we will be unable to prevent infringement in those countries.

Our patent portfolio related to our product candidates includes patents in the United States, and other foreign countries. The covered technology and the scope of coverage varies from country to country. For those countries where we do not have granted patents, we have no ability to prevent the unauthorized use of our intellectual property, and third parties in those countries may be able to make, use, or sell products identical to, or substantially similar to our product candidates.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on our owned or licensed patents are due to be paid to the PTO in several stages over the lifetime of the patents. Future maintenance fees will also need to be paid on other patents which may be issued to us. We have systems in place to remind us to pay these fees, and we employ outside firms to remind us to pay annuity fees due to foreign patent agencies on our pending foreign patent applications. We have even less control over our in-licensed patents and applications, for which our licensor retains responsibility. The PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We also may rely on trade secrets and confidentiality agreements to protect our technology and know-how, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect, and we have limited control over the protection of trade secrets used by our collaborators and suppliers. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. If our confidential or proprietary information is divulged to or acquired by third parties, including our competitors, our competitive position in the marketplace will be harmed and our ability to successfully generate revenues from our product candidates, and if approved by the FDA or other regulatory authorities, our product candidates could be adversely affected.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology, pharmaceutical and related industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management, which would adversely affect our financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this registration statement of which this prospectus forms a part that are not descriptions of historical facts are forward-looking statements that are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include those set forth in the section titled “Risk Factors” including, in particular, risks relating to:

•	the results of research and development activities;

•	uncertainties relating to preclinical and clinical testing, financing and strategic agreements and relationships;

•	the early stage of products under development;

•	our need for substantial additional funds;

•	government regulation;

•

our ability to obtain and maintain regulatory approval of our lead product candidate, LPCN 1021, and any of our other future product candidates, and any related restrictions, limitations, and/or warnings in the label of any approved product candidate;

•	our ability to obtain funding for our operations;

•	our ability to retain or hire key scientific or management personnel;

•	patent and intellectual property matters;

•	dependence on third-party manufacturers, suppliers, research organizations, and testing laboratories; and

•	competition.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly-changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

All share offered in this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

MARKET PRICE OF COMMON STOCK

From June 5, 2012 to July 27, 2013, the common stock of Marathon Bar was quoted on the OTC Electronic Bulletin Board, or OTCBB, under the symbol “MBAR”. From July 27, 2013 to August 22, 2013, our common stock was quoted on the OTCBB under the symbol “MBARD”. Our common stock has been quoted on the OTCQB and OTCBB under the symbol “LPCN” since August 22, 2013.

During the quarter ended September 30, 2012 a total of 17 shares were traded at a price of $86.00 per share, and the bid and ask was $86.00 per share. There was no bid or ask quoted between the quarter ended September 30, 2012 and July 31, 2013.

As of July 30, 2013 there were 171 record holders of our common stock. This number does not included an undetermined number of stockholders whose stock is held in “street” or “nominee” name.

DIVIDENDS

Lipocine Operating has never declared or paid any cash dividends to its stockholders while the board of directors of Marathon Bar declared an $8.00 per share cash dividend to its stockholders of record in connection with the Merger.

Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings, if any, for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 24, 2013, Marathon Bar Corp., a Delaware corporation, and MBAR Acquisition Corp., Delaware a wholly-owned subsidiary of Marathon Bar, or Merger Sub, and Lipocine Operating Inc., a Delaware corporation, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into Lipocine Operating, and Lipocine Operating was the surviving corporation. Following the closing of the Merger, Lipocine Operating became a wholly-owned subsidiary of Marathon Bar, with the former stockholders of Lipocine Operating owning 99.9% of the outstanding shares of common stock of the combined company.

On July 24, 2013, immediately prior to the execution and delivery of the Merger Agreement, Marathon Bar amended its certificate of incorporation to change the name of Marathon Bar to “Lipocine Inc.” Prior to the execution of the delivery of the Merger Agreement, Lipocine had changed its name to “Lipocine Operating Inc.”

Prior to the execution and delivery of the Merger Agreement, the board of directors of Marathon Bar approved the Merger Agreement and the transactions contemplated thereby. Similarly, our board of directors approved the Merger Agreement. Upon completion of the Merger, the sole executive officer and member of the board of directors of Marathon Bar resigned and our executive officers and directors were appointed the executive officers and directors of the Combined Company. The acquisition is accounted for as a reverse acquisition with Lipocine as the accounting acquirer and Marathon Bar as the accounting acquiree. The merger of a private operating company into a non-operating public shell corporation with nominal assets is considered a capital transaction, in substance, rather than a business combination, for accounting purposes. Accordingly, we treated this transaction as a capital transaction without recording goodwill or adjusting any of its other assets or liabilities. Marathon Bar is subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended.

The unaudited pro forma condensed combined consolidated financial statements of the Combined Company, or the pro forma financial statements, presented below have been prepared for illustrative purposes only and are not necessarily indicative of what the combined entities condensed consolidated financial position or results of operations actually would have been had the Merger between us and Marathon Bar been completed as of the dates indicated below. In addition, the unaudited pro forma condensed combined consolidated financial information does not purport to project the future financial position or operating results of the combined entities. Future results may vary significantly from the results reflected because of various factors.

The pro forma financial statements give effect to the Merger as if the Merger was already consummated. The historical financial statements have been adjusted in the pro forma financial statements to give effects to events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined entities. The unaudited pro forma condensed combined consolidated statements of operations does not reflect any non-recurring charges directly related to the merger that the combined entities may incur upon completion of the merger. We did not include $340,000 paid to Marathon Bar and $453,858 in professional fees and other costs associated with the Merger in the pro forma condensed combined consolidated statements of operations as these costs are non-recurring. The pro forma financial statements were derived from and should be read in conjunction with our historical financial statements included elsewhere in this prospectus and those of Marathon Bar included elsewhere in this prospectus.

The unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2013 reflects the Merger as if it occurred on June 30, 2013 and the unaudited pro forma condensed combined consolidated statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012 reflect the Merger as if it occurred on January 1, 2012.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2013

Lipocine Inc. and Marathon Bar Corp.

	Lipocine Inc.	Marathon Bar Corp.	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$3,606,499	$10	$(290,000	)(b)	$2,867,860
			(448,649	)(c)
Accounts receivable	92,732				92,732
Prepaid and other current assets	123,317				123,317

Total current assets	3,822,548	10	(738,649	)(b)	3,083,909
Property and equipment, net	40,078				40,078
Other assets	45,000				45,000

Total assets	$3,907,626	$10	$(738,649)		$3,168,987

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$590,295	$17,404	$(161,518	)(c)	$446,181
Due to shareholders	—	238			238
Accrued expenses	124,851				124,851
Income taxes payable	17,886				17,886

Total current liabilities	733,032	17,642	(161,518)		589,156
Income taxes payable, noncurrent	37,456		—		37,456

Total liabilities	770,488	17,642	(161,518)		626,612

Stockholders’ equity:
Series B convertible preferred stock, $ .001 par value; 4,100,000 shares authorized and issuable in series; 250,000 designated in series, 250,000 shares issued and outstanding	250		(250	)(d)	—
Series A common stock, $ .001 par value; 32,000,000 shares authorized; 10,351,334 issued and outstanding	10,351		(10,351	)(d)	—
Series B common stock, $ .001 par value; 11,000,000 shares authorized; 4,637,347 issued and 4,607,847 outstanding	4,638		(4,638	)(d)	—
Common stock, par value $ 0.0001 per share, 100,000,000 shares authorized; 3,500,000 shares issued and outstanding		350	(345	)(a)	4,708
			4,703	(d)
Additional paid-in capital	43,173,735	70,150	(70,150	)(a)	43,131,516
			(42,219	)d)
Treasury stock at cost, 29,500 shares	(53,100)		53,100	(d)	—
Accumulated deficit	(39,998,736)	(88,132)	70,150	(a)	(40,593,849)
			(290,000	)(b)
			(287,131	)(c)

Total stockholders’ equity	3,137,138	(17,632)	(577,131)		2,542,375

Total liabilities and stockholders’ equity	$3,907,626	$10	$(738,649)		$3,168,987

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2013

Lipocine Inc. and Marathon Bar Corp.

	Lipocine Inc.	Marathon Bar Corp.	Pro Forma Adjustments		Pro Forma Combined
Research revenue	$—	$—	$—		$—
Operating expenses	2,725,358	6,316	(216,727	)(e)	2,514,947

Operating loss	(2,725,358)	(6,316)	216,727		(2,514,947)
Other income, net	1,211				1,211
Income tax expense	(294)				(294)

Net loss	$(2,724,441)	$(6,316)	$216,727		$(2,514,030)

Basic loss per share	$(0.18)	—	—		$(0.53)

Weighted average shares outstanding	14,988,681	3,500,000	(13,780,968	)(f)	4,707,713

Diluted loss per share	$(0.18)	—			$(0.53)

Weighted average shares outstanding, diluted	14,988,681	3,500,000	(13,780,968	)(f)	4,707,713

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2012

Lipocine, Inc. and Marathon Bar Corp.

	Lipocine Inc.	Marathon Bar Corp.	Pro Forma Adjustments		Pro Forma Combined
Research revenue	$7,709,671	$—	$—		$7,709,671
Operating expenses	3,832,395	76,654			3,909,049

Operating income (loss)	3,877,276	(76,654)	—		3,800,622
Other income, net	10,313				10,313
Income taxes expense	(684)				(684)

Net income (loss)	$3,886,905	$(76,654)	$—		$3,810,251

Basic earnings (loss) per share	$0.25	$(0.02)			$0.79

Weighted average shares outstanding	14,988,681	3,374,317	(13,655,285	)(f)	4,707,713

Diluted earnings (loss) per share	$0.25	$(0.02)			$0.79

Weighted average shares outstanding, diluted	15,238,681	3,374,317	(13,905,285	)(f)	4,707,713

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE

SHEET AND STATEMENT OF OPERATIONS

June 30, 2013

(1)   PROFORMA ADJUSTMENTS:

The pro forma adjustments are as follows:

(a)	Per the Merger Agreement, Marathon Bar effected a 100-for-1 reverse stock split which changed Marathon Bar’s outstanding common shares from 3,500,000 to 35,000 common shares. The adjustments reflect this reverse stock split and eliminates the historical stockholder’s equity accounts of Marathon Bar, the accounting acquiree.

(b)	The adjustment reflects the consideration of $290,000 which we paid after June 30, 2013, for the acquisition of the public shell and redemption of stock pursuant to the Merger. Total consideration was $340,000 ($300,000 as consideration for the public shell and $40,000 to redeem 30,000 shares (post reverse stock split) of Marathon Bar common stock), of which $50,000 was paid prior to June 30, 2013.

(c)	The adjustment reflects our estimated payments for professional fees and other costs of $448,649 after June 30, 2013, which are directly attributable to the Merger. The total estimated professional fees and other costs are $453,858 of which $161,518 was accrued and $5,209 was paid as of June 30, 2013.

(d)	Reflects the consummation of the Merger via the exchange of the various classes of the our capital stock for 4,702,713 shares of Marathon Bar’s common stock (par value of $.001).

(e)	The adjustment of $216,727 reflects the reversal of non-recurring charges directly related to the Merger that were paid or accrued prior to June 30, 2013.

(f)	The following table sets forth the computation of the unaudited pro forma basic and diluted net income (loss) per share at December 31, 2012 and June 30, 2013 (excludes the allocation of undistributed earnings (loss) of $84,417 and zero of net income allocated to participating unvested restricted stock).

	Year Ended December 31, 2012	Six Months Ended June 30, 2013
Pro forma basic net income (loss) per share:
Numerator
Allocation of undistributed earnings (loss)	$3,725,834	$(2,514,030)
Denominator
Weighted average common shares of Marathon Bar after 100-for-1 reverse stock split	5,000	5,000
Common shares issued to Lipocine stockholders per the Merger Agreement	4,702,713	4,702,713

Pro forma basic weighted commom shares outstanding	4,707,713	4,707,713

Pro forma basic net income (loss) per share	$0.79	$(0.53)

Pro forma diluted net income (loss) per share:
Numerator
Allocation of undistributed earnings (loss)	$3,725,834	$(2,514,030)
Undistributed earnings (loss) allocated to unvested restricted stock	—	—

Pro forma net income (loss)	$3,725,834	$(2,514,030)
Denominator
Weighted average common shares of Marathon Bar after 100-for-1 reverse stock split	5,000	5,000
Common shares issued to Lipocine stockholders per the Merger Agreement	4,702,713	4,702,713
Plus: Weighted Avg. unvested restricted stock	—	—

Pro forma diluted weighted common shares outstanding	4,707,713	4,707,713

Pro forma basic net income (loss) per share	$0.79	$(0.53)

The computation of the pro forma basic earnings per share is based on the weighted average number of common shares outstanding after giving effect for the 100-for-1 reverse stock split of Marathon Bar’s common stock (35,000 shares after the reverse stock split), the redemption of 30,000 shares of (for $40,000) Marathon Bar’s common stock and the issuance of 4,702,713 new shares issued of Marathon Bar’s common stock to our stockholders pursuant to the Merger.

The computation of the pro forma diluted earnings per share for the year ended December 31, 2012 and the six months ended June 30, 2013 does not include the following stock options, unvested restricted stock and warrants (at the newly exchanged quantity) to purchase shares because these common stock equivalents were anti-dilutive:

	December 31, 2012	June 30, 2013
Stock options	995,038	1,168,339
Unvested restricted stock	100,955	90,717
Warrants	20,468	20,468

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information included elsewhere. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

The Merger is accounted for as a reverse-merger and recapitalization. Lipocine is the acquirer for financial reporting purposes and Marathon Bar is the acquired company. Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements prior to the Merger will be those of Lipocine and will be recorded at the historical cost basis of Lipocine, and the consolidated financial statements after completion of the Merger will include the assets and liabilities of Marathon Bar and Lipocine, and the historical operations of Lipocine and operations of the Combined Company from the closing date of the Merger.

As used in the discussion below, “we,” “our,” and “us” refers to the historical financial results of Lipocine.

Overview of Our Business

We are a specialty pharmaceutical company. Our proprietary delivery technology is designed to improve patient compliance and safety through orally available treatment options. Our primary development programs are based on oral delivery solutions for poorly bioavailable drugs. We have a portfolio of proprietary product candidates designed to produce favorable pharmacokinetic characteristics and facilitate lower dosing requirements, bypass first-pass metabolism, reduction of side effects, and elimination of gastrointestinal interactions that limit bioavailability. Our lead product LPCN 1021 is a Phase III ready oral TRT product designed for convenient twice-a-day dosing. Additionally, we have two earlier stage product candidates in our pipeline, a next generation oral testosterone therapy (LPCN 1111) and an oral product for the prevention of preterm birth (LPCN 1107).

We completed a successful Phase II study for LPCN 1021 that produced results in line with FDA guidelines for approval of testosterone replacement therapies. The primary outcome of the trial, serum testosterone levels in the eugonadal range, was met and there were no significant adverse events or changes in serum cholesterol levels or liver enzymes. Lipocine presented the results of this study and a Phase III protocol synopsis to the FDA in November 2012 and obtained clear guidance on the requirements for a LPCN 1021 NDA filing, with no additional pre-clinical studies required. We intend to begin enrolling patients in the Phase III trial in the fourth quarter of 2013 or early 2014, with results expected in 2015.

We licensed LPCN 1021 to Solvay, in May 2009. Solvay was subsequently acquired by Abbott. We reacquired the rights to LPCN 1021 from Abbott in March 2012. All obligations under the prior license agreement have been completed except that Lipocine will owe Abbott a perpetual 1.5% royalty on net sales should Lipocine decide to use certain Solvay/Abbott formulations or a perpetual 1% royalty on net sales should Lipocine use data generated during the term of the Solvay/Abbott agreement in any regulatory filings for a product. Such royalties are limited to $1 million in the first two calendar years following product launch, after which period there is not a cap on royalties and no maximum aggregate amount. If generic versions of any such product are introduced, then royalties are reduced by 50%.

LPCN 1111 is a next-generation, novel ester prodrug of testosterone which uses the Lip’ral technology to enhance solubility and improve systemic absorption. A Phase I single dose randomized, open label, crossover study in 8 postmenopausal women has been completed and the pharmacokinetics suggested feasibility of either once-daily dosing or twice daily dosing with high Cavg. The next steps in development for this program include a pre-IND meeting with the FDA, followed by a Phase I/II proof-of-concept study in hypogonadal men.

LPCN 1107 has the potential to become the first oral hydroxyprogesterone caproate product indicated for the prevention of preterm birth in women with a prior history of at least one preterm birth. The product has completed a 28-day repeat dose toxicity study in dogs. A pre-IND meeting has also been completed with the FDA, paving the way for a proof-of-concept Phase I/II study in pregnant women with a history of preterm birth.

We have not generated any revenues from product sales. To date, we have funded our operations primarily through the private sale of equity securities and convertible debt and through up-front payments, research funding and milestone payments from our license and collaboration arrangements. We do not expect to generate revenue from product sales unless and until we obtain regulatory approval of, and commercialize, LPCN 1021 or other products.

We have incurred losses in most years since our inception. As of June 30, 2013, we had an accumulated deficit of $40.0 million. Income and losses fluctuate from quarter to quarter and from year to year, primarily depending on the timing of recognition of revenues from our license and collaboration agreements. Our net loss was $1.4 million for the three months ended June 30, 2013, compared to our net loss of $886,000 for the three months ended June 30, 2012. Our net loss was $2.7 million for the six months ended June 30, 2013 compared to net income of $5.8 million for the six months ended June 30, 2012. We had net income of $3.9 million for fiscal 2012 and a net loss of $2.3 million for 2011. The net income in the first quarter of 2012 and fiscal 2012 was primarily due to the recognition of deferred revenue at the time of the termination of our license agreement with Abbott. Substantially all of our operating losses resulted from expenses incurred in connection with our product candidate development programs, our research activities and general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. In the near term, we anticipate that our expenses will increase as we:

•	manufacture registration batches of LPCN 1021;

•	complete our pivotal Phase III trial and other pharmacokinetic studies of LPCN 1021 and, if these trials are successful, prepare and file our NDA for LPCN 1021;

•	conduct further clinical development of our other product candidates, including LPCN 1111 and LPCN 1107;

•	continue our research efforts;

•	maintain, expand and protect our intellectual property portfolio; and

•	provide general and administrative support for our operations.

To fund future long term operations we will need to raise additional capital. The amount and timing of future funding requirements will depend on many factors, including the timing and results of our ongoing development efforts, the potential expansion of our current development programs, potential new development programs and related general and administrative support. We anticipate that we will seek to fund our operations through public or private equity or debt financings or other sources, such as potential license and collaboration agreements. We cannot be certain that anticipated additional financing will be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our license and collaboration agreements and private equity securities offerings, there can be no assurance that we will be able to do so in the future.

Financial Operations Overview

Revenue

To date, we have not generated any revenues from product sales and do not expect to do so for a number of years. Revenues to date have been generated substantially from license fees, milestone payments and research support from our licensees. Since our inception through June 30, 2013, we have generated $27.5 million in revenue under our various license and collaboration arrangements and from government grants. We do not anticipate significant revenue from any license arrangements in the foreseeable future. We may never generate revenues from LPCN 1021 or any of our other clinical or preclinical development programs or licensed products, as we may never succeed in obtaining regulatory approval or commercializing any of these product candidates.

Research and Development Expenses

Research and development expenses consist primarily of salaries, benefits, stock-based compensation and related personnel costs, fees paid to external service providers such as contract research organizations and contract manufacturing organizations, contractual obligations for clinical development, clinical sites, manufacturing and scale-up for late-stage clinical trials, formulation of clinical drug supplies, and expenses associated with regulatory submissions. Research and development expenses also include an allocation of indirect costs, such as those for facilities, office expense, travel and entertainment, and depreciation of equipment based on the ratio of direct labor hours for research and development personnel to total direct labor hours for all personnel. We expense research and development expenses as incurred. Since our inception, we have spent approximately $46.0 million in research and development expenses through June 30, 2013.

We expect our research and developments costs for LPCN 1021 to increase substantially as we conduct our pivotal Phase III trial, conduct other pharmacokinetic studies, manufacture registration batches and if appropriate, file an NDA. We believe it will cost approximately $22 million to complete this process. However, these expenditures are subject to numerous uncertainties regarding timing and cost to completion.

Completion of our pivotal Phase III trial may take longer than currently estimated or the FDA may require additional clinical trials or non-clinical studies. The cost of clinical trials may vary significantly over the life of a project as a result of uncertainties in clinical development, including, among others:

•	the number of sites included in the trials;

•	the length of time required to enroll suitable subjects;

•	the duration of subject follow-ups;

•	the length of time required to collect, analyze and report trial results;

•	the cost, timing and outcome of regulatory review;

•	potential changes by the FDA in clinical trial and NDA filing requirements for testosterone replacement therapies;

•	unanticipated safety issues that may prolong the Phase III trial

We also expect to incur significant manufacturing costs to prepare registration batches of finished product and customary regulatory costs associated with the preparation and filing of our NDA, if and when submitted, which will be significant. However, these expenditures are subject to numerous uncertainties regarding timing and cost to completion, including, among others:

•	the costs, timing and outcome of our other pharmacokinetic studies and other development activities of LPCN 1021;

•	our dependence on third-party manufacturers for the production of clinical trial materials and satisfactory finished product for registration;

•	the costs and timing of regulatory submission for LPCN 1021 and the outcome of regulatory reviews;

•

the potential for future license arrangements for LPCN 1021, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our future plans and capital requirements; and

•	the effect on our product development activities of action taken by the FDA or other regulatory authorities.

A change of outcome for any of these variables with respect to the development of LPCN 1021 could mean a significant change in the costs and timing associated with these efforts.

Summary of Research and Development Expense

Our research and development efforts have primarily been focused on LPCN 1021, and until March 2012, all research and development costs related to that product candidate were incurred by Abbott. However, we incur significant costs for our other product candidates and programs. The following table summarizes our research and development expenses:

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012	2011
External service provider costs:
LPCN 1021	$30,756	$4,439	$55,257	$5,420	$3,877	$100,569
LPCN 1111	—	49,731	13,167	76,591	252,873	91,327
LPCN 1107	—	9,228	—	85,592	92,807	275,491
Other product candidates	417	12,415	1,623	12,619	19,996	173,242

Total external service provider costs:	31,173	75,813	70,047	180,222	369,553	640,629
Internal personnel costs	326,747	359,204	792,897	719,489	1,386,189	1,842,833
Other research and development costs	85,937	110,386	226,023	248,896	525,454	629,069

Total research and development	$443,857	$545,403	$1,088,967	$1,148,607	$2,281,196	$3,112,531

External service provider costs under a collaborative product development agreement are recorded net of reimbursement. A total of $92,732 and $55,560 was reimbursed under the agreement during the three months ended June 30, 2013 and 2012 and recorded net in research and development expense. A total of $468,348 and $397,852 was reimbursed under the agreement during the six months ended June 30, 2013 and 2012 and recorded net in research and development expense. A total of $759,292 and $551,368 was reimbursed under the agreement in 2012 and 2011 and recorded net in research and development expense. In July 2013, we assigned the collaborative agreement to an affiliated entity as described in the section titled “Related Person Transactions.”

Given the early stage of clinical development and the significant risks and uncertainties inherent in the clinical development, manufacturing and regulatory approval process, we are unable to estimate with any certainty the time or cost to complete the development of LPCN 1111, LPCN 1107 and other product candidates. Clinical development timelines, the probability of success and development costs can differ materially from expectations and results from our clinical trials may not be favorable. If we are successful in progressing LPCN 1111, LPCN 1107 or other product candidates into later stage development, we will require additional capital. The amount and timing of our future research and development expenses for these product candidates will depend on the preclinical and clinical success of both our current development activities and potential development of new product candidates, as well as ongoing assessments of the commercial potential of such activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation related to our executive, finance, business development and support functions. Other general and administrative expenses include rent and utilities, travel expenses and professional fees for auditing, tax and legal services.

They also include expenses for the cost of preparing, filling and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims.

We expect that general and administrative expenses will increase materially as we operate as a public company. These increases will likely include salaries and related expenses, legal and consulting fees, accounting and audit fees, director fees, increased directors’ and officers’ insurance premiums, fees for investor relations services and enhanced business and accounting systems and other costs. In addition, if our pivotal Phase III trial of LPCN 1021 is successful and we then prepare and file our NDA for LPCN 1021, we expect general and administrative expenses to increase as we incur costs of pre-commercialization and, potentially, commercialization activities.

Other Income, Net

Other income, net consists primarily of interest earned on our cash and cash equivalents.

Results of Operations

Comparison of the Three Months Ended June 30, 2013 and 2012

The following table summarizes our results of operations for the three months ended June 30, 2013 and 2012:

	Three Months Ended June 30,
	2013	2012	Variance
License and milestone revenue	$—	$—	$—
Research revenue	—	—	—
Research and development expenses	443,857	545,403	(101,546)
General and administrative expenses	929,355	343,356	585,999
Other income, net	687	2,849	(2,162)
Income tax expense	182	171	11

Research and Development Expenses

The decrease in research and development expenses in the three months ended June 30, 2013 was primarily due to a decrease in external research and development expenses of $45,000 and lower personnel costs of $33,000 due to a reduction in the total number of research and development employees between 2012 and 2013.

General and Administrative Expenses

The increase in general and administrative expenses in the three months ended June 30, 2013 was primarily due to an increase in professional fees of $524,000 in preparation for becoming a public company and completing the Merger which occurred in July 2013.

Other Income, Net

The decrease in other income, net primarily reflects reduced interest earned on a declining balance in cash and cash equivalents between periods.

Income Tax Expense

No significant difference between periods.

Comparison of the Six Months Ended June 30, 2013 and 2012

The following table summarizes our results of operations for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012	Variance
License and milestone revenue	$—	$7,523,437	$(7,523,437)
Research revenue	—	186,233	(186,233)
Research and development expenses	1,088,967	1,148,607	(59,640)
General and administrative expenses	1,636,391	789,511	846,880
Other income, net	1,211	6,141	(4,930)
Income tax expense	294	1,410	(1,116)

License and Milestone Revenue

The decrease in license and milestone revenue in the six months ended June 30, 2013 is primarily due to the termination of our license and collaboration agreement with Abbott in March 2012. The entire balance of deferred revenue was recognized in the first quarter of 2012 as we no longer had any future performance obligations under the agreement.

Research Revenue

The decrease in research revenue in the six months ended June 30, 2013 is primarily due to the termination of our license and collaboration agreement with Abbott in March 2012. We did not recognize any research revenue from Abbott in the six months ended June 30, 2013 and recognized $186,000 in the six months ended June 30, 2012.

Research and Development Expenses

The decrease in research and development expenses in the six months ended June 30, 2013 was primarily due to a decrease in external research and development expenses of $110,000 and lower personnel costs of $91,000 due to a reduction in the total number of employees between 2012 and 2013, partially offset by an increase of $164,000 in stock-based compensation due to the modification of stock options and new stock option grants in January 2013.

General and Administrative Expenses

The increase in general and administrative expenses in the six months ended June 30, 2013 was primarily due to an increase in professional fees of $574,000 in preparation for becoming a public company and completing the Merger which occurred in July 2013 and an increase in stock-based compensation of $354,000 due to the modification of stock options and new stock option grants in the first quarter of 2013.

Other Income, Net

The decrease in other income, net primarily reflects reduced interest earned on a declining balance in cash and cash equivalents between periods.

Income Tax Expense

No significant difference between periods.

Comparison of the Years Ended December 31, 2012 and December 31, 2011

The following table summarizes the results of our operations for 2012 and 2011:

	Year Ended December 31,
	2012	2011	Variance
License and milestone revenue	$7,523,438	$826,563	$6,696,875
Research revenue	186,233	2,261,689	(2,075,456)
Research and development expense	2,281,196	3,112,531	(831,335)
General and administrative expense	1,551,199	2,307,513	(756,314)
Other income, net	10,313	97,974	(87,661)
Income tax expense	684	18,370	(17,686)

License and Milestone Revenue

The increase in license and milestone revenue in 2012 is primarily due to the termination of our license and collaboration agreement with Abbott in March 2012. The entire balance of deferred revenue under the license and collaboration agreement was recognized in 2012 as we no longer had any future obligations under the agreement.

Research Revenue

The decrease in research revenue in 2012 is primarily due to the termination of our license and collaboration agreement with Abbott in March 2012. A full year of research revenue was recognized in 2011 under the license and collaboration agreement but only a partial year in 2012 due to the termination of the agreement.

Research and Development Expenses

The decrease in research and development expenses in 2012 was primarily due to a decrease in stock-based compensation of $383,000 and a decrease in general research expenses of $361,000 following the termination of the license and collaboration agreement with Abbott in March 2012.

General and Administrative Expenses

The decrease in general and administrative expenses in 2012 was primarily due to a decrease in stock-based compensation of $825,000, partially offset by an increase in other personnel costs between 2011 and 2012.

Other Income, Net

The decrease in other income, net in 2012 primarily reflects the sale of all marketable equity securities in July 2011 and reinvestment in cash and cash equivalents.

Income Tax Expense

The decrease in income tax expense in 2012 was due to alternative minimum tax liability in 2011 which did not recur in 2012.

Liquidity and Capital Resources

Since our inception, our operations have been primarily financed through private sales of our equity and payments received under our license and collaboration arrangements. We have devoted our resources to funding research and development programs, including discovery research, preclinical and clinical development activities. We have incurred operating losses in most years since our inception and we expect to continue to incur operating losses into the foreseeable future as we advance the ongoing development of our lead product candidate LPCN 1021, and further clinical development of LPCN 1111 and LPCN 1107 and our other programs and continue our research efforts.

As of June 30, 2013 we had $3.6 million of cash and cash equivalents compared to $5.4 million at December 31, 2012. On July 30, 2013, we issued and sold in a private placement an aggregate of 6,336,664 shares of our common stock to certain accredited investors. We received gross proceeds of approximately $38.0 million. We believe that our existing capital resources, together with interest thereon, will be sufficient to meet our projected operating requirements for the foreseeable future. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Further, our operating plan may change, and we may need additional funds to meet operational needs and capital requirements for product development and commercialization sooner than planned. We currently have no credit facility or committed sources of capital. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our anticipated clinical studies. To fund future operations we will need to raise additional capital and our requirements will depend on many factors, including the following:

•	the scope, rate of progress, results and cost of our clinical studies, preclinical testing and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the timing, receipt and amount of sales, profit sharing or royalties, if any, from our potential products;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Funding may not be available to us on acceptable terms, or at all. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our clinical studies, research and development programs or commercialization efforts. We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. To the extent that we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

	Six Months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
Cash provided by (used in) operating activities	$(1,716,309)	$(1,404,697)	$(3,178,393)	$1,404,390
Cash (used in) investing activities	(1,206)	(2,610)	(12,316)	(20,484)
Cash (used in) financing activities	(53,100)	—	—	—

Operating Activities

Cash used in operating activities was $1.7 million for the six months ended June 30, 2013, and $1.4 million for the six months ended June 30, 2012, an increase of $300,000. Included in the increase was an $8.5 million decrease in net income, a $328,000 decrease in accounts receivable and a $87,000 decrease in prepaid expenses. The changes were partially offset by a $7.5 million decrease in deferred revenues and a $519,000 increase in stock-based compensation and a $575,000 increase in accounts payable.

Cash used in operating activities was $3.2 million for the year ended December 31, 2012, compared with cash provided by operating activities of $1.4 million for the year ended December 31, 2011, a decrease of $4.6 million. Included in that decrease was a $6.1 million decrease in net income, offset by a $9.7 million decrease in deferred revenues and a $1.2 million decrease in stock-based compensation.

Investing Activities

Investing activities consist primarily of purchases of property and equipment. We acquired $1,206 of property and equipment in the six months ended June 30, 2013 compared to $2,610 in the six months ended March 30, 2012.

Investing activities used cash of $12,000 for 2012 and used cash of $20,000 for 2011, all due to the purchase of property and equipment

Financing Activities

Cash used in financing activities was $53,100 in the six months ended June 30, 2012, and was related to the repurchase of common stock. We had no financing activities during any other periods reported.

Contractual Commitments and Contingencies

The following table summarizes, as of December 31, 2012, our obligations and commitments to make future payments under our contractual obligations:

	Total	1 Year	1-3 Years	3-5 Years	After 5 Years
Contractual Obligations
Operating Leases	$510,999	$263,158	$247,841	$—	$—

Operating Leases

In August 2003, we entered into an agreement to lease our facility in Salt Lake City, Utah consisting of office and laboratory space which serves as our corporate headquarters. Our lease expires in November 2014. We have an option to renew the lease for an additional two years.

Other Contractual Obligations

We enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and are not non-cancellable obligations.

Tax Contingencies

Our contractual obligations presented above exclude unrecognized tax contingencies, including interest and penalties, of $37,212, which we expect to be settled during 2013.

Material Changes

As of June 30, 2013, there has been no material change in our contractual obligations since December 31, 2012.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements which we have prepared in accordance with U.S. generally accepted accounting principles. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

While our significant accounting policies are described in more detail in Note 2 of our annual consolidated financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured. We recognize license and other up front fees as earned. Milestone payments are recognized upon successful completion of a performance milestone event. Contract revenues related to collaborative research and development agreements are recognized on a ratable basis as services are performed. Any amounts received in advance of performance are recorded as deferred revenue until earned.

We enter into arrangements with collaboration partners that sometimes involve multiple deliverables. These arrangements may contain one or more of the following elements: license and other up-front fees, contract research and development services, milestone payments and royalties. Each deliverable in the arrangement is evaluated to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. When deliverables are separable, consideration is allocated to the separate units of accounting based upon the relative selling price method, and appropriate revenue recognition principles are applied to each unit. When we determine that the arrangement should be accounted for as a single unit of accounting, revenue is recognized over the period for which performance obligations will be performed.

Up-front, nonrefundable fees and milestone payments we received under license and collaboration arrangements that include future obligations, in whatever form, are recognized ratably over the expected performance period under each respective arrangement. Under these arrangements, we make our best estimate of the period over which we expect to fulfill our performance obligations, which may include technology transfer assistance, research activities, clinical development activities, and manufacturing activities from development through the commercialization of the product. Given the uncertainties of these extended collaboration arrangements, significant judgment is required to determine the duration of the performance period. For license and collaboration arrangements where no future obligations exist, up-front, nonrefundable fees and milestone payments are recognized when received. Any amounts received in advance of performance are recorded as deferred revenue until recognized.

We may provide research and development services under collaboration arrangements to advance the development of jointly owned products. We record the expenses incurred and reimbursed on a net basis in research and development expense.

As of July 30, 2013, we do not have any active collaboration agreements except for an agreement which was assigned to Spriaso LLC as described in “Related Person Transactions.”

Accrued Research and Development Expenses

We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on the facts and circumstances known to us at that time. Our expense accruals for contract research, contract manufacturing and other contract services are based on estimates of the fees associated with services provided by the contracting organizations. Payments under some of the contracts we have with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from these service providers. However, we may be required to estimate these services based on other information available to us. If we underestimate or overestimate the activity or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Subsequent changes in estimates may result in a material change in our accruals.

Stock-Based Compensation

We recognize stock-based compensation expense for grants of stock option awards and restricted stock under our Incentive Plan to employees and nonemployee members of our board of directors based on the grant-date fair value of those awards. The grant-date fair value of an award is generally recognized as compensation expense over the award’s requisite service period. In addition, we have granted performance-based stock option awards and restricted stock grants, which vest based upon our satisfying certain performance conditions. Potential compensation cost, measured on the grant date, related to these performance options will be recognized only if, and when, we estimate that these options will vest, which is based on whether we consider the options’ performance conditions to be probable of attainment. Our estimates of the number of performance-based options that will vest will be revised, if necessary, in subsequent periods.

During January 2013, we modified 907,336 existing time-vested and performance-based stock options by lowering the exercise price to $2.81 on a post merger basis. Additionally, we modified the vesting terms for our unvested performance-based stock options and unvested restricted stock to vest on the earlier of the first dosing in the pivotal clinical study for our lead drug candidate, or 50% in January 2014 and 50% in January 2015. Compensation expense of $422,000 was recorded as a result of modifications. As of June 30, 2013, there was $718,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under our Incentive Plan. A total of $406,000 of unrecognized cost could be recognized upon first dosing in the pivotal clinical study for LPCN 1021. In addition, we grant stock options to nonemployee consultants from time to time in exchange for services performed for us. Equity instruments granted to nonemployees are subject to periodic revaluation over their vesting terms.

We use the Black-Scholes model to compute the estimated fair value of stock option awards. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees and members of the board of directors are expected to hold their options prior to exercise (expected term), (iii) expected dividend yield on the Common Stock, and (iv) risk-free interest rates. Stock-based compensation expense also includes an estimate, which is made at the time of grant, of the number of awards that are expected to be forfeited. This estimate is revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Off-Balance Sheet Arrangements

During 2011, 2012 and the six months ended June 30, 2013, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special-purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our cash management activities is to preserve our capital to fund our operations. We also seek to maximize income from our cash and cash equivalents without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash and cash equivalents in a variety of securities of high credit quality.

As of June 30, 2013, we had cash and cash equivalents of $3.6 million deposited in highly rated financial institutions in the United States. A portion of our cash and cash equivalents may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our cash and cash equivalents are primarily short-term in duration, we believe that our exposure to interest rate risk is not significant and a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio. We actively monitor changes in interest rates.

BUSINESS

General

We are a specialty pharmaceutical company. Our proprietary delivery technologies are designed to improve patient compliance and safety through orally available treatment options. Our primary development programs are based on oral delivery solutions for poorly bioavailable drugs, which are drugs that are poorly absorbed and reach the circulatory system in insufficient amounts. We have a portfolio of proprietary product candidates designed to produce favorable pharmacokinetic characteristics and facilitate lower dosing requirements, bypass first-pass metabolism, reduction of side effects, and elimination of gastrointestinal interactions that limit bioavailability. Our lead product LPCN 1021 is a Phase III ready oral testosterone replacement therapy, or TRT, product designed for convenient twice-a-day dosing. Additionally, we have two earlier stage product candidates in our pipeline, a next generation oral testosterone therapy (LPCN 1111) and an oral product candidate for the prevention of preterm birth (LPCN 1107).

Industry

Testosterone Background

Testosterone, or T, is the primary circulating sex hormone in males and is critical to the development and maturation of reproductive tissues as well as other secondary male characteristics such as muscle growth and bone density. Developed in the gonads of both males (testis) and females (ovaries), testosterone circulates bound to sex hormone binding globulin (SHBG, ~60%), loosely bound to albumin, a protein in the blood that binds to testosterone, (~40%), or as a free molecule (~1%). Once circulating, testosterone enters cells directly and activates a network of proteins that ultimately result in metabolic conversions, which in turn produce observable effects. The concentration of circulating testosterone can vary drastically over time or between individuals and can be dependent on genetic factors, other medical conditions, lifestyle behaviors, and/or concurrent medication administration. Although this large variability exists, the effects of testosterone are also determined by a number of factors including the amount of steroid penetration, sensitivity of enzymes and cellular proteins to the hormone, and the action of genomic receptors at the cellular level. As a result, assessing clinically low, or potentially high, levels of naturally occurring testosterone often requires a number of quantitative tests in conjunction with clinical evaluations.

Hypogonadism Overview

Low serum testosterone causes significant clinical impact and can result in erectile dysfunction, low libido, decreased muscle mass and strength, increased body fat, decreased bone density, decreased vitality and depressed mood. Furthermore, low serum testosterone concentrations have been found to be an independent predictor of a number of cardiovascular risk factors including obesity, abnormal lipid levels, hypertension, type 2 diabetes, and systemic inflammation. Well-designed, prospective clinical trials have determined that low testosterone levels are also independently associated with mortality risk. These findings have generated interest amongst the medical community and general public regarding the importance of maintaining appropriate serum testosterone levels, which has stimulated growth of the testosterone replacement therapy market.

Hypogonadism typically refers to a permanent deficiency of sex hormones rather than a temporary deficiency that may be related to acute/chronic illnesses or other medical, personal, or environmental factors. Primary hypogonadism describes disease states that intrinsically affect the gonads. Examples of these include the genetic disorders Turner syndrome and Kleinfelter syndrome. Secondary hypogonadism refers to disease states that affect gonadal-related structures such as the hypothalamus and pituitary gland that directly impact the development of gonads and as such the release of testosterone and other sexual hormones. Kallmann syndrome, in which patients fail to undergo all of the changes associated with puberty, is a type of secondary hypogonadism. Although a number of inherited diseases are known to affect the gonads either directly or indirectly, these cases are rare and comprise a minority of treatable cases of hypogonadism. The overwhelming majority of individuals with hypogonadism develop the condition as a result of age-related declines in testosterone or other acquired conditions.

Diagnosis and Treatment of Hypogonadism

Epidemiological studies have determined that total testosterone follows an age-related decline with mean serum concentration at the age of 75 years approximately two thirds that at 25 years. Because naturally occurring testosterone exists at low concentrations, with normal testosterone levels in the range of 300 to 1140ng/dL, automated platform-based assays have been found to lack specificity and are prone to inter-lab variability. The lack of reliable laboratory tests is complicated further by the inter-individual variability seen in an unaffected population. Thus, in order to accurately diagnose hypogonadism in a male, multiple morning serum testosterone levels are performed in conjunction with a clinical assessment of patient symptoms. Patients can only be diagnosed when they present with symptoms that are directly related to more than one low morning serum testosterone level.

The treatment for male hypogonadism (both primary and secondary) is testosterone replacement therapy. The benefits of testosterone replacement therapy include improved libido, sexual function, increased bone density, muscle development, and cognition, as well as a reduction in other risk factors caused by low testosterone.

Testosterone Replacement Market

Due to the wide variability in therapeutic range, difficulty of diagnosis, and other medical conditions that may confound an accurate diagnosis, there is a consensus that male hypogonadism is significantly undertreated. A large study of 2,162 men over the age of 45 visiting primary care practices in the United States revealed that the prevalence of hypogonadism is about 39%. This correlates to approximately 14 million patients in this age group. In the study, fewer than 4% of patients were receiving treatment for hypogonadism.

Testosterone replacement therapies have been commercially available in the United States for over 70 years and have followed a progression of delivery systems that included subcutaneous, or under-the-skin, intramuscular, transdermal patch, and finally topical gels, which initially surfaced in 1999. The difficulty in creating an easy to use/administer and clinically effective testosterone therapy is related to the molecule’s complex pharmacokinetics. Pharmacokinetics, or PK, describe how the body affects a specific drug after administration through the mechanism of absorption and distribution, as well as the chemical changes of the substance in the body. For example, oral therapies, which would ideally be the most popular route of delivery, require multiple, high daily doses due to low bioavailability. Bioavailability is the fraction of a drug dose that is actually absorbed into the bloodstream. Additionally, the few oral therapies that were used in the United States quickly went out of favor after significant side effects were revealed, most notably liver toxicity.

Currently, the U.S. testosterone replacement market consists of therapies that exist in three forms:

•	gel/patch;

•	injectable; and

•	buccal tablet, which is a tablet shaped patch applied to the upper gums.

Although transdermal patches were previously the most desirable application type, gel-based testosterone replacement therapies have gained increasing popularity due to improved skin tolerability. Despite becoming the most popular approach to male hypogonadism treatment, topical gels are not without limitations. Topical gels place women and children at risk of testosterone transference (secondary exposure to gels), which has prompted the U.S. Food and Drug Administration, or FDA, to add black box warnings relating to testosterone transference in the label of approved topical products. Despite these limitations, gels have continued to demonstrate significant market penetration and show no signs of slowing; 67% of total prescriptions and 89% of the total value of the testosterone replacement market in 2012 were accounted for by gels.

According to Global Industry Analyst Inc., the male testosterone market was more than $2 billion in 2012, and it is expected to grow very rapidly to $5 billion by 2017, a compound annual growth rate above 20%. Gels are the dominant dosage form in this market, with about 89% of revenue in this segment derived from these products in 2012. The exponential growth is likely driven by increasing recognition by both patients and providers of the prevalence of hypogonadism and its far-reaching medical consequences. Top treatments are marketed by AbbVie, Eli-Lilly, and Auxilium.

Product Candidates

Our current portfolio, shown below, includes our lead product candidate LPCN 1021, an oral testosterone replacement therapy, which we plan will soon enter a Phase III study. Additionally, we are currently in the process of establishing our pipeline of early clinical treatments including a next generation testosterone replacement therapy (LPCN 1111) and an oral therapy for the prevention of preterm birth (LPCN 1107).

Our Development Pipeline

These products are based on our proprietary Lip’ral promicellar drug delivery technology platform. Our Lip’ral promicellar technology is a patented delivery system based on lipidic compositions for hydrophobic, or water insoluble, molecules which form an optimal dispersed phase in the gastrointestinal tract leading to enhanced drug solubility within the dispersed phase. The drug loaded dispersed phase presents the solubilized drug efficiently at the absorption site (gastrointestinal tract membrane) thus improving the absorption process and making the drug less dependent on physiological variables such as dilution, gastro-intestinal pH and food effects for absorption. Lip’ral based formulation enables improved solubilization and higher drug-loading capacity, which can lead to improved bioavailability, reduced dose, faster and more consistent absorption, reduced variability, reduced sensitivity to food effects, improved patient compliance, and targeted lymphatic delivery.

LPCN 1021: An Oral Product Candidate for Testosterone Replacement Therapy

LPCN 1021 is an oral formulation of the chemical testosterone undecanoate, or TU, an eleven carbon side chain attached to testosterone. It is an ester prodrug of testosterone, which is an inactive form of testosterone. Upon the cleavage, or breaking, of the ester bond, the pharmacologically active drug, testosterone is formed. An ester bond is a chemical bond between an acid and its base part. TU has been approved for use outside the United States for decades for delivery via intra-muscular injection and in oral dosage form. However, this oral dosage form which is approved outside the United States provides sub-therapeutic serum testosterone levels at the approved dose. We are using our Lip’ral technology to facilitate steady gastrointestinal solubilization and absorption of TU for convenient twice daily dosing of TU. Proof of concept was initially established in 2006, and subsequently LPCN 1021 was licensed to Solvay Pharmaceuticals, Inc., or Solvay, which was then acquired by Abbott Products, Inc., or Abbott, in 2009. Following a portfolio review associated with the spin-off of AbbVie by Abbott in 2011, the rights to LPCN 1021 were reacquired by us. A review of the milestones and history of this development program is shown below.

LPCN 1021 Development History

Date	Milestone
February 2006	First proof of concept study performed
May 2009	Licensed to Solvay
September 2009	Project transferred to Abbott via Solvay
April 2010	Milestone payment received
May 2011	Milestone payment received
October 2011	Abbott announced spin-off of AbbVie
March 2012	Lipocine re-acquires LPCN 1021
November 2012	Lipocine completes meeting with FDA to define requirements for an NDA filing

Clinical Data Discussion

We completed a successful Phase II study that produced results in line with FDA guidelines for approval of testosterone replacement therapies. The primary outcome of the trial, average serum testosterone levels in the normally occurring range (300 – 1140 ng/dL), was met and there were no significant adverse events or unexpected changes in serum lipid profiles or liver enzymes. We presented the results of this study and a Phase III protocol synopsis to the FDA in November 2012 and obtained clear guidance on the requirements for a LPCN 1021 NDA filing, with no additional pre-clinical studies required. The FDA has indicated that only one pivotal Phase III trial may be necessary for the LPCN 1021 NDA filing. We intend to begin enrolling patients in the Phase III trial in the fourth quarter of 2013 or early 2014, with final results expected in 2015.

Phase II Study

The Phase II study for LPCN 1021 enrolled 84 hypogonadal men across five parallel groups. Four doses were used, starting at 75 mg and increasing to 150 mg, 225 mg, and then 300 mg to determine an effective dose for producing serum testosterone levels in a normally occurring range.

Groups I through III received 75 mg, 150 mg, and 225 mg doses twice daily, respectively. The study duration was 15 days and doses were administered twice daily, 30 minutes after breakfast and dinner. Full (24 hour) pharmacokinetic profiles were taken the day prior to the first dose, day 1, day 8, and day 15 in these three groups. Groups IV and V received 300 mg and 225 mg doses respectively and the study duration was 29 days. In these two groups also the doses were administered twice daily 30 minutes after breakfast and dinner. Full pharmacokinetic profiles were obtained on day 1, day 15, and day 29. In this cohort, morning pharmacokinetic profiles were also obtained prior to the first dose and on days 8 and 22. Given the PK profiling, full 24 hour PK profiles were available on day 15 for all groups and on day 29 for groups IV and V only. No analysis was performed on day 8 and day 22 data because full 24 hour PK profiles were not available.

The FDA criteria for approval of a TRT include successful completion of a pivotal Phase III trial meeting two primary endpoints and three secondary endpoints. Primary endpoints include 24-hour average serum (Cave) testosterone levels between 300 and 1140 ng/dL in at least 75% of patients and the lower bound of the 95% confidence interval is at least 65%. Lower bound of 95% confidence interval can be interpreted to mean that one can conclude with 95% confidence that at least 65% of patients’ testosterone concentration are within the normally occurring (300-1140 ng/dL) range.

Secondary endpoints include a maximum serum testosterone level less than 1500 ng/dL in at least 85% of patients, maximum serum (Cmax) testosterone level between 1800 to 2500 ng/dL in ≤ 5% of patients, and no patients who experience maximum serum testosterone greater than 2500 ng/dL. These requirements along with the results for the 225 mg twice-a-day dose on day 15 and day 29 are outlined in the table below.

FDA Requirements for TRT Approval and LPCN 1021 Phase II Results

Day 15:

	FDA Criteria for Approval of TRT	LPCN 1021 Phase II Result
Dose		225 mg BID
Number of subjects		24
Primary endpoints
Cave 300-1140 ng/dL	≥ 75%	83%

	FDA Criteria for Approval of TRT	LPCN 1021 Phase II Result
Lower bound 95% CI	≥ 65%	69%
Secondary endpoints
Cmax < 1500ng/dL	≥ 85%	88%
Cmax 1800-2500ng/dL	≤ 5%	0%
Cmax > 2500ng/dL	0%	0%

Day 29:

	FDA Criteria for Approval of TRT	LPCN 1021 Phase II Result
Dose		225 mg BID
Number of subjects		9
Primary endpoints
Cave 300-1140ng/dL	≥75%	78%
Lower bound 95% CI	≥65%	59%
Secondary endpoints
Cmax < 1500ng/dL	≥85%	89%
Cmax 1800-2500ng/dL	≤5%	0%
Cmax > 2500ng/dL	0%	0%

The 75 mg and 150 mg doses did not meet the primary endpoints. The 225 mg twice-a-day dose met the primary and secondary endpoints on day 15. The 225 mg twice-a-day dose failed to meet the lower bound 95% confidence interval criterion on day 29, likely because of the small number of subjects in this group. There were no major clinical adverse events or significant changes in liver enzymes. The other key safety parameters, the ratio of dihydrotestosterone, or DHT, to T, and changes in estradiol, low-density lipoprotein, or LDL, high-density lipoprotein, or HDL, and prostate-specific antigen, or PSA, were within the range of other approved testosterone replacement therapies.

In addition to meeting the FDA approval criteria for TRT on day 15 at the 225 mg twice daily dose, an analysis of the Phase II study results for all groups revealed that, Cave and Cmax were linearly highly correlated and that Cmax and Cave can be predicted with a certain level of confidence if either one is available. The observed relationship between Cmax and Cave indicated that there was a high probability of obtaining acceptable Cmax levels by maintaining Cave below about 600ng/dL. Additionally, the incorporation of dose titration steps where a patient’s dose is up or down titrated in fixed steps to maintain testosterone levels in the normal range of 300-1140ng/dL, which is typical in TRT trials, will improve the probability that the primary and secondary endpoints can be met in a larger Phase III trial. This finding helped inform the appropriate design for the Phase III study, however, there can be no guarantee that a future Phase III trial will meet the required endpoints and meet the criteria for FDA approval.

We met with the FDA in November 2012 and presented the Phase II results and a protocol synopsis for a LPCN 1021 Phase III trial. The FDA accepted that LPCN 1021 would be considered as a testosterone replacement therapy. One pivotal Phase III trial was deemed necessary for FDA approval and no additional pre-clinical studies were required. For long term safety, the FDA required one year safety data on 100 subjects in the NDA. It should be noted that the 15 and 29 day timepoint at which the primary and secondary endpoint analysis was conducted for the 225 mg twice-a-day dose in the Phase II study was shorter than the timepoint at which the same analysis is conducted in a typical Phase III trial. The primary and secondary endpoint analysis in a Phase III trial for TRT products is typically conducted after a total of about 13 weeks of dosing patients. Therefore there is no guarantee that the results of the Phase II trial can be replicated in a longer duration Phase III study.

Proposed Phase III Trial Design

The proposed Phase III trial for LPCN 1021 will enroll 300 hypogonadal male patients; 200 will be assigned to LPCN 1021 treatment, or Treatment Group, and 100 will be assigned to a marketed TRT product to serve as active control. The patients in Treatment Group will receive testosterone undecanoate doses ranging from 150 mg to 300 mg of LPCN 1021 orally twice daily with meals over the course of treatment. Each patient will have two chances to be titrated up or down by up to 75 mg to adjust each individual to their effective dose. The titration intervals will be at approximately one month intervals.

Following the final round of titration, all patients will have been on treatment for approximately between four and thirteen weeks at their final dose. During week 13 all subjects will undergo full PK profiling where primary and secondary endpoints will be assessed. Additionally, of the 200 people initially recruited into the treatment arm, approximately 120 will be followed for an additional 39 weeks (total of 52 weeks) in a safety only extension phase.

Planning for the Phase III trial is already underway. A lead clinical research organization, or CRO, has been identified. Clinical supplies manufacturing is expected to ensue in the third quarter of 2013 with the goal of starting to enroll patients in the fourth quarter of 2013 or early first quarter of 2014. Completion of the Phase III trial, including the long-term safety data, and assuming successful outcomes, an NDA filing is anticipated in 2015.

LPCN 1111: A Next-Generation Oral Product Candidate for TRT

LPCN 1111 is a next-generation, novel ester prodrug of testosterone which uses the Lip’ral technology to enhance solubility and improve systemic absorption. A Phase I single dose, randomized, open label, crossover study in 8 postmenopausal women has been completed and the pharmacokinetics suggested feasibility of either once-daily dosing or twice daily dosing with high Cavg. This study was conducted outside the United States after obtaining the necessary regulatory approvals for conducting the study in the foreign country so no IND was required in the United States. The next steps in development for this program include a pre-investigational new drug, or pIND, meeting with FDA followed by a Phase I/II proof-of-concept study in hypogonadal men.

LPCN 1107: An Oral Product for the Prevention of Preterm Birth

We believe LPCN 1107 has the potential to become the first oral hydroxyprogesterone caproate (a synthetic steroid hormone) product indicated for the prevention of preterm birth. The product candidate has completed a 28-day repeat dose toxicity study in dogs. A pre-IND meeting has also been completed with the FDA, paving the way for a proof-of-concept Phase I/II study in pregnant women with a history of preterm birth.

Competition

Testosterone Market Overview

The gel-based testosterone replacement products that are currently available include AndroGel, marketed by AbbVie, Auxilium’s Testim, Eli Lilly’s Axiron, and Endo’s Fortesta. Although AndroGel is the market leader, generating over $1 billion of sales in 2012, Testim has gained significant traction with providers and has experienced strong growth since it was launched. Transdermal patches include Actavis’s Androderm. Intramuscular forms of testosterone also exist although commercialized mostly in generic forms. Additionally, Auxilium markets the buccal testosterone replacement therapy Striant and the Testopel implantable testosterone pellets, which it acquired from Actient Pharmaceuticals in 2013.

Testosterone gels dominate the testosterone replacement therapy market. While gels are the most widely used form of testosterone replacement therapy, there is a risk of transference; additionally, the gels are messy to apply and have significant compliance issues leading to high rates of discontinuance among patients. Prescription data from the United States show that over 60% of hypogonadal men discontinue TRTs within 6 months. Only 41% of men remain on transdermal gel products at 6 months. A safe and effective oral therapy would increase patient convenience and compliance, while eliminating the testosterone transference risk associated with gels.

Other Therapies in Development

Recently there has been increased interest in developing an oral testosterone replacement therapies as well as testosterone therapies which are not considered testosterone replacement and as such will need to achieve efficacy endpoints in addition to endpoints related to serum testosterone levels that are required for replacement therapies.

Clarus Therapeutics, Inc. is in Phase III with CLR-610, a twice-daily oral softgel capsule of testosterone undecanoate, as a testosterone replacement therapy for the treatment of hypogonadism in men.

Trimel Pharmaceuticals Corporation has filed an NDA for an intranasal testosterone replacement therapy for the treatment of hypogonadal men.

SOV Therapeutics, Inc. is developing a twice-daily testosterone undecanoate as a testosterone replacement therapy for the treatment of hypogonadism in men and in the treatment of Constitutional Delay of Growth and Puberty in adolescent boys (14-17 years of age).

Repros Therapeutics Inc. is in Phase III with Androxal (enclomiphene citrate), an orally-bioavailable isomer of the selective estrogen receptor modulator clomifene citrate as a testosterone therapy for the treatment of male hypogonadism.

Novartis is currently developing BGS649, an aromatase inhibitor as a testosterone therapy for the treatment of obese, hypogonadotropic hypogonadal men.

Hydroxyprogesterone caproate, or HPC, Preterm Birth, or PTB, Market Overview

PTB is defined as delivery before 37 weeks of gestation. The only approved therapy for prevention of PTB in women with a prior history of at least one preterm birth (~180,000 pregnancies annually) is a weekly intramuscular injection of hydroxyprogesterone caproate, marketed by KV Pharmaceutical Company under the brand name Makena. The FDA has granted orphan drug status to Makena because the product is intended to treat “rare diseases or conditions” defined as a condition that affects fewer than 200,000 persons in the United States. Treatment with Makena is initiated between 16 weeks and 20 weeks and is continued until up to delivery or week 37, whichever is earlier. The intramuscular injection is administered by a healthcare provider using a 21 gauge needle into the gluteus muscle, alternating sides each week. The intramuscular injections are associated with significant pain, discomfort and associated injection site reactions.

We believe LPCN 1107 has the potential to become the first oral HPC product for the prevention of preterm birth in women with a prior history of at least one preterm birth. Potential benefits of our oral product candidate relative to current injectable products include the following:

•	Elimination of pain and site reactions associated with weekly injections.

•	Elimination of weekly doctor visits or visits from the nurse.

•	Elimination of interference/disruption of personal, family or professional activities associated with weekly visits.

LPCN 1107 has completed PK studies in dogs showing oral bioavailability comparable to an intramuscular injection. To the best of our knowledge, there is no report in the literature showing HPC oral bioavailability comparable to intramuscular injection. LPCN 1107 has also completed a 28-day repeated dose toxicity and toxicokinetics study in dogs. A pre-IND meeting with the FDA is completed, paving the way for a proof-of-concept Phase I/II study in pregnant women with a prior history of at least one preterm birth.

The oral product may also be eligible for orphan drug designation since it is intended to treat “rare diseases or conditions” similar to the orphan designation of the approved injectable product, Makena, and if the oral product is deemed by the FDA to be a major contribution to patient care based on the potential benefits of the oral product over the injectable product outlined above. There is no guarantee that the FDA would deem an oral product to be a major contribution to patient care and thus we may not receive orphan drug designation for LPCN 1107.

Manufacturing Agreement

We have entered into an Agreement for the Manufacture of Testosterone Undecanoate Liquid Fill Capsules and the Conduct of an ICH Stability Study in Support of Product Registration with Encap Drug Delivery, or Encap, a United Kingdom based contract manufacturer, pursuant to which Encap will manufacture and supply to us a total of six lots of LPCN 1021 capsules under current good manufacturing practices, using active pharmaceutical ingredients we supply. Encap will manufacture two strengths of the product, three lots of each strength. These lots will be used in Lipocine’s planned Phase III study for LPCN 1021. Under the agreement, Encap will also conduct an International Conference on Harmonisation stability program on all six capsule lots in support of our planned new drug application filing for LPCN 1021.

We may terminate the agreement prior to the commencement of any project work stage (as defined in the agreement) without penalty. We may also terminate the agreement after authorizing commencement of a stage or after confirmation of a purchase order, subject to payment of cancellation fees. We and Encap may each terminate the agreement upon a material breach of the agreement by the other party, so long as the other party has not cured such breach within a defined period after written notice of the breach by the non-breaching party. We also have the right to terminate the agreement for other good cause, including technical, scientific or business reasons, upon a minimum period of written notice to Encap. If Encap achieves certain milestones by the applicable due dates, we will be obligated to purchase a percent of our commercial supply of LPCN 1021 from Encap for a limited time period, subject to our right to buy out such commitment on terms to be negotiated.

Intellectual Property

Drug Delivery Technologies for Lipophilic Drug Substances

LPCN 1021 is an oral formulation of the lipophilic prodrug testosterone undecanoate for convenient twice daily dosing, utilizing our proprietary technology for improved delivery of lipophilic therapeutic agents. Our patent portfolio is directed to various types of compositions and methods for delivery of lipophilic drugs, which are drugs that are soluble in lipids. As of August 15, 2013, we own seven issued U.S. patents, 14 pending U.S. patent applications, 31 corresponding issued foreign patents and associated pending foreign patent applications. Of the above, we have three issued U.S. patents, nine pending U.S. patent applications, five issued foreign patents and pending foreign patent applications relating to various aspects of LPCN 1021.

We also license in the fields other than cough and cold two U.S. patents and two U.S. applications (and related foreign patents and applications) we previously assigned to Spriaso LLC, which could be possibly used with future product candidates.

Our issued U.S. Patent No. 6,267,985 covers pharmaceutical compositions comprising a therapeutic agent being solubilized in a triglyceride, and it is expected to expire in 2019. We have corresponding patents in Australia, Canada, and New Zealand, two corresponding pending applications in Japan, and one corresponding pending application in Europe. These corresponding foreign patents, and applications if they issue, are all expected to expire in 2020. Our issued U.S. Patents No. 6,569,463 and 6,923,988, and one further pending U.S. patent application cover various aspects of pharmaceutical compositions comprising a hydrophobic active ingredient admixed with a hydrophilic surfactant, which is water soluble bubble producing liquid, and a lipophilic additive, and are expected to expire in 2019 and 2020, respectively, and if the application were to issue, 2019. We have corresponding patent applications pending in Japan and Canada, which if they issue, are expected to expire in 2020.

We also have two pending U.S. patent applications and eight corresponding foreign patent applications (one each in Europe, Hong Kong, Australia, Brazil, Canada, India, Japan, and Mexico) directed to oral pharmaceutical composition comprising a testosterone ester and a hydrophilic and a lipophilic surfactant. These applications, if they issue, are expected to expire in 2029 in the U.S. and 2030 in foreign jurisdictions.

We also have two pending U.S. patent applications, two foreign patents (one each in Australia and New Zealand), and one allowed patent application (in Canada) directed to oral dosage forms comprising a drug, a solubilizer, and a release modulator. The pending U.S. patent applications, if they issue, are expected to expire as early as 2023, and the foreign patents, and application if it issues, are expected to expire in 2026.

We also have one pending U.S. patent application directed to pharmaceutical compositions comprising a sex hormone. This application, if it issues, is expected to expire in 2019.

We also have two pending U.S. applications directed to high strength capsule formulations of testosterone undecanoate. These applications, if they issue, are expected to expire in 2030.

Our remaining issued U.S. patents, pending U.S. patent applications, issued foreign patents, and pending foreign patent applications are not currently used in the LPCN 1021 technology, but may be used with alternate versions of, or future product candidates utilizing, our delivery technology for lipophilic drugs (as used for the LPCN 1111 and, LPCN 1107 product candidates).

We do not have patent protection for LPCN 1021 in many countries, including large territories such as India, Russia, and China, and we will be unable to prevent patent infringement in those countries. Additionally, the three U.S. patents that could be listed in the FDA Orange Book for LPCN 1021 are expected to expire in 2019 and 2020. Upon expiration and if we are actively marketing the LPCN 1021 product, if we have no other issued U.S. patents covering the product, we will lose certain advantages that come with Orange Book listing of patents and will no longer be able to prevent others in the U.S. from practicing the inventions claimed by the three patents.

Government Regulation

The Regulatory Process for Drug Development

The production and manufacture of our product candidates and our research and development activities are subject to regulation by various governmental authorities around the world. In the United States, drugs and products are subject to regulation by the FDA. There are other comparable agencies in Europe and other parts of the world. Regulations govern, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products. Applicable legislation requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products, governmental review and/or approval of results prior to marketing therapeutic products. Additionally, adherence to good laboratory practices, or GLP, good clinical practices, or GCP, during clinical testing and good manufacturing practices, or cGMP, during production is required. The system of new drug approval in the United States is generally considered to be the most rigorous in the world and is described in further detail below under “United States Pharmaceutical Product Development Process.”

United States Pharmaceutical Product Development Process

In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug and Cosmetic Act and implementing regulations. Pharmaceutical products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

It normally takes an average of 10 to 15 years for a typical experimental drug to go from concept to approval. The process required by the FDA before a pharmaceutical product may be marketed in the United States generally includes the following:

•

Completion of preclinical laboratory tests and animal studies. The latter often conducted according to GLPs or other applicable regulations, as well as synthesis and drug formulation development leading ultimately to clinical drug supplies manufactured according to current cGMPs;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin in the United States;

•	Performance of adequate and well-controlled human clinical trials according to the FDA’s current GCPs, to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

•	Submission to the FDA of an NDA for a new pharmaceutical product;

•

Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Preclinical Studies: Prior to preclinical studies, a research phase takes place which involves demonstration of target and function, design, screening and synthesis of inhibitors. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to evaluate efficacy and activity, toxic effects, pharmacokinetics and metabolism of the pharmaceutical product candidate and to provide evidence of the safety, bioavailability and activity of the pharmaceutical product candidate in animals. The conduct of the preclinical safety evaluations must comply with federal regulations and requirements including GLPs. The results of the formal IND-enabling preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature as well as the comprehensive descriptions of proposed human clinical studies, are then submitted as part of the IND application to the FDA.

The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the IND on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be certain that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trial.

Clinical Trials: Clinical trials involve the administration of the pharmaceutical product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by the sponsor. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA if conducted under a U.S. IND. Clinical trials must be conducted in accordance with the FDA’s GCP requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, or ethics committee at or servicing each institution at which the clinical trial will be conducted. An IRB or ethics committee is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB or ethics committee also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

Phase I Clinical Trials: Phase I clinical trials are usually first-in-man trials, take approximately one to two years to complete and are generally conducted on a small number of healthy human subjects to evaluate the drug’s activity, schedule and dose, pharmacokinetics and pharmacodynamics. However, in the case of life-threatening diseases, such as cancer, the initial Phase I testing may be done in patients with the disease. These trials typically take longer to complete and may provide insights into drug activity.

Phase II Clinical Trials: Phase II clinical trials can take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (as compared to Phase III) in a specific indication. The pharmaceutical product is evaluated to preliminarily assess efficacy, to identify possible adverse effects and safety risks, and to determine optimal dose, regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. Phase II clinical trials sometimes include randomization of patients.

Phase III Clinical Trials: Phase III clinical trials take approximately two to five years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. These studies usually include randomization of patients and blinding of both patients and investigators at geographically dispersed test sites (multi-center trials). These trials are undertaken to further evaluate dosage, clinical efficacy and safety and are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA or foreign authorities for approval of marketing applications.

Post-approval studies, or Phase IV clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as a condition of approval.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or for any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or, if used, its data safety and monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB or ethics committee can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s or ethics committee’s requirements or if the pharmaceutical product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product, as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Pharmaceutical Review and Approval Process

New Drug Application: Upon completion of pivotal Phase III clinical studies, the sponsor assembles all the product development, preclinical and clinical data along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product, proposed labeling and other relevant information, and submits it to the FDA as part of an NDA. The submission or application is then reviewed by the regulatory body for approval to market the product. This process takes eight months to one year to complete. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling.

Post-Approval Requirements

Any pharmaceutical products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors and civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase IV testing, risk evaluation and mitigation strategies and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services and other divisions of the United States government, including, the Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, if a drug product is reimbursed by Medicare, Medicaid, or other federal or state healthcare programs, our company, including our sales, marketing and scientific/educational grant programs, must comply with the federal False Claims Act, as amended, the federal Anti-Kickback Statute, as amended, and similar state laws. If a drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, or OBRA, and the Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA. Among other things, OBRA requires drug manufacturers to pay rebates on prescription drugs to state Medicaid programs and empowers states to negotiate rebates on pharmaceutical prices, which may result in prices for our future products that will likely be lower than the prices we might otherwise obtain. Additionally, the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, collectively, PPACA, substantially changes the way healthcare is financed by both governmental and private insurers. Among other cost containment measures, PPACA establishes: an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. There may continue to be additional proposals relating to the reform of the U.S. healthcare system, in the future, some of which could further limit coverage and reimbursement of drug products. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements may apply.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and adequate reimbursement from third-party payers, including government health administrative authorities, managed care providers, private health insurers and other organizations. In the United States, private health insurers and other third-party payers often provide reimbursement for products and services based on the level at which the government (through the Medicare or Medicaid programs) provides reimbursement for such treatments. Third-party payers are increasingly examining the medical necessity and cost-effectiveness of medical products and services in addition to their safety and efficacy and, accordingly, significant uncertainty exists as to the coverage and reimbursement status of newly approved therapeutics. In particular, in the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general. As a result, coverage and adequate third party reimbursement may not be available for our products to enable us to realize an appropriate return on our investment in research and product development.

The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payers’ drug formularies, or lists of medications for which third-party payers provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payers may refuse to include a particular branded drug in their formularies or may otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. In addition, because each third-party payer individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We would be required to provide scientific and clinical support for the use of any product to each third-party payer separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. This process could delay the market acceptance of any of our product candidates for which we may receive approval and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective. If we are unable to obtain coverage and adequate payment levels for our product candidates from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition, and future success.

The Development Process for Orphan Drugs

The United States Orphan Drug Act encourages the development of orphan drugs, which are intended to treat “rare diseases or conditions” within the meaning of this Act (i.e., those that affect fewer than 200,000 persons in the United States). The provisions of the Act are intended to stimulate the research, development and approval of products that treat rare diseases. Orphan Drug Designation provides a sponsor with several potential benefits: (1) sponsors are granted seven years of marketing exclusivity after approval of the orphan-designated indication for the drug product; (2) sponsors are granted U.S. tax incentives for clinical research; (3) the FDA’s office of orphan products development co-ordinates research study design assistance for sponsors of drugs for rare diseases; and (4) grant funding can be obtained to defray costs of qualified clinical testing.

Priority Review

Priority Review is a designation for an NDA after it has been submitted to the FDA for review. Reviews for NDAs are designated as either “Standard” or “Priority.” A Standard designation sets the target date for completing all aspects of a review and the FDA taking an action on 90% of applications (i.e., approve or not approve) at 12 months after the date it was submitted. A Priority designation sets the target date for the FDA action on 90% of applications at eight months after submission. A Priority designation is intended for those products that address unmet medical needs.

Accelerated Approval

Accelerated Approval or Subpart H Approval is a program described in the NDA regulations that is intended to make promising products for life threatening diseases available on the basis of evidence of effect on a surrogate endpoint prior to formal demonstration of patient benefit. A surrogate marker is a measurement intended to substitute for the clinical measurement of interest, usually prolongation of survival in oncology that is considered likely to predict patient benefit. The approval that is granted may be considered a provisional approval with a written commitment to complete clinical studies that formally demonstrate patient benefit.

Employees

As of July 30, 2013, we had 11 full time employees and we also utilize the services of consultants on a regular basis. Seven employees are engaged in drug development activities and four are in support and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Legal Proceedings

Although we may, from time to time, be a party to certain lawsuits in the ordinary course of business, we are not currently involved in any lawsuits that would have a material adverse effect on our results of operations, financial condition, or cash flows.

Properties

Our corporate headquarters are located in a leased facility in Salt Lake City, Utah. Our lease expires in November 2014. We have an option to renew the lease for an additional two years. We believe that our existing facilities are suitable and adequate and that we have sufficient capacity to meet our current anticipated needs.

MANAGEMENT

Directors and Executive Officers

The table below sets forth information about our directors and executive officers as of September 15, 2013:

Name	Age	Position
Mahesh V. Patel, Ph.D.	56	President and Chief Executive Officer, Director
Srinivasan Venkateshwaran, Ph.D.	55	Chief Technology Officer and Vice President of Research and Development
Gerald T. Simmons	68	Corporate Business Development Officer
Morgan Brown	45	Executive Vice President and Chief Financial Officer
William I. Higuchi, Ph.D.	82	Director, Chairman of the Board
John W. Higuchi, MBA	45	Director
Gordhan Patel, R.Ph	63	Director

Executive Officers

Mahesh V. Patel, Ph.D has served as our President and Chief Executive Officer since 1997 and as a member of our Board of Directors since 1997. Dr. Patel has more than 25 years of experience in strategic planning, technology assessment / development, technical management and product research and development in the area of drug discovery support, drug delivery and product line extensions. Prior to co-founding Lipocine in 1997, he led drug delivery research and development at Pharmacia and Upjohn. Dr. Patel received a B.Pharm from Karnataka University in India, a M.S. in Physical Pharmacy at the University of Cincinnati and a Ph.D. in Pharmaceutics from the University of Utah. We believe Dr. Patel’s dual role as an executive officer and director gives him unique insights into the day-to-day operations of our company and our strategic planning and clinical development.

Srinivasan Venkateshwaran, Ph.D has served as our Chief Technology Officer and Vice President, Research and Development since 2001. Dr. Venkateshwaran has more than 20 years of experience in leading the development of innovative drug delivery-based technologies and products at several drug delivery companies. He has held positions as Executive Director of R&D at Mylan Technologies Inc. and Executive Director of Transdermal and Inhalation Research at TheraTech Inc. /Watson Labs, where he spearheaded technology and product development. Dr. Venkateshwaran received a M.S. and a Ph.D. in Chemical Engineering from the University of Utah and a B. Tech in Chemical Engineering from the Indian Institute of Technology, Mumbai, India.

Gerald T. Simmons has served as our Corporate Business Development Officer since 2003. Mr. Simmons brings more than 25 years of large pharmaceutical and early stage drug development company experience. Mr. Simmons has held corporate business positions at Pharmacraft (now Ciba-Geigy) and served in various senior marketing positions at Schering Plough Corp. From 1991 to 1995, he served as the chief executive officer of Cellegy Pharmaceuticals, a drug delivery company. From 1995 to 2003, he served as the chief executive officer of MantiCore Pharmaceuticals, an oncology company and Fountain Pharmaceuticals, a drug delivery company. Mr. Simmons received a B.A. from Canisius College and a M.B.A. from the University of Buffalo.

Morgan Brown, has served as our Executive Vice President and Chief Financial Officer since September 15, 2013. Mr. Brown served as Executive Vice President and Chief Financial Officer at Innovus Pharmaceuticals, Inc., a pharmaceuticals company, from May 2013 to September 2013. From August 2012 to May 2013, Mr. Brown consulted for Heartware International Inc., a medical device company. From August 2009 to August 2012, Mr. Brown served as Executive Vice President and Chief Financial Officer at World Heart Corporation, a medical device company. From August 2008 to August 2009, Mr. Brown served as Chief Financial Officer and Senior Vice President at Lifetree Clinical Research, a clinical research organization. Previously, Mr. Brown served as Vice President Finance and Treasurer at NPS Pharmaceuticals, Inc., a biotechnology company.

Non-Executive Directors

William I. Higuchi, Ph.D has served as the Chairman of our Board of Directors since 1997. Since 1982, Dr. Higuchi has served as the Distinguished Professor of Pharmaceutics in the Department of Pharmaceutics and Pharmaceutical Chemistry at the University of Utah. In 1985, Dr. Higuchi co-founded TheraTech, Inc. and served as Chairman of the Board of Directors until it was sold to Watson Pharmaceuticals. Dr Higuchi continues to serve as technical and business consultant and thought leader for numerous pharmaceutical companies. Dr. Higuchi most recently was the recipient of the prestigious “Order of the Rising Sun” awarded by the Japanese Government. Dr. Higuchi received a B.A. in Chemistry from San Jose University and a Ph.D. in Chemistry from the University of California at Berkeley. We believe that Dr. Higuchi’s experience in academic research and consulting in the pharmaceutical industry, together with his significant knowledge of our company obtained while serving as a director of our company, make him qualified to serve on our Board of Directors.

John W. Higuchi, MBA has served as a member of our Board of Directors since 2003. Since 2003, Mr. Higuchi has served as President and Chief Executive Officer of Aciont Inc., an ocular therapeutics company. From 1997 to 2003, Mr. Higuchi served as our Vice President of Business Development and Corporate Treasurer. Mr. Higuchi also has worked for the American Chemical Society. Mr. Higuchi received a B.S. in Chemistry from Hope College and an M.B.A. and Master of Science in Information Systems from The George Washington University. We believe that Mr. Higuchi’s business development and management experience in the therapeutics industry, together with his significant knowledge of our company obtained while serving as a director of our company, make him qualified to serve on our Board of Directors.

Gordhan Patel, R.Ph has served as a member of our Board of Directors since 1997. He is a registered pharmacist in the state of Illinois. Since 1988, he has been the Chairman of The American Standard Circuit, Inc. and United Electronics, a world class manufacturers of high Speed RF/Microwave, Digital, Flex and Rigid-flex printed circuit boards. He founded Franklin Discount Drugs in 1987 and American Powder Coatings, Inc., a specialty chemical company. He is also a co-founder and chairman of American Precision Machining, Inc., Kleer Pak Manufacturing, Inc. and Moffat Wire Products. We believe that Mr. Patel’s background as a registered pharmacist and his extensive operating and manufacturing experiences, together with his significant knowledge of our company obtained while serving as a director of our company, make him qualified to serve on our Board of Directors.

Relationships between Members of the Board of Directors

Mahesh V. Patel and Gordhan Patel are brothers-in-law. William I. Higuchi is the father of John W. Higuchi.

Director Independence

We have four directors serving on our board of directors. Our securities are not listed on any national securities exchange and therefore we are not subject to any director independence standards. Using the definition of independence set forth in the rules of the NASDAQ Stock Market, none of our directors are independent.

Board Committees and Charters

Audit Committee. We do not currently have a separately constituted audit committee. We intend to constitute an Audit Committee in 2013 and commence a search for new qualified board members, one of whom will meet the definition of an “audit committee financial expert”. The board of directors also intends to adopt a written audit committee charter.

Compensation Committee. We do not currently have a separately constituted compensation committee. We intend to constitute a compensation committee in 2013 and commence a search for new qualified board members. The board of directors also intends to adopt a written compensation committee charter.

Nominating Committee. We do not currently have a separately constituted nominating committee. Our board of directors has not yet determined whether to create a Nominating Committee.

Code of Ethics

We have not yet adopted a Code of Ethics, which would apply to our chief executive officer and chief financial officer, or to all directors and employees. Our board of directors plans to adopt a code of ethics.

Board Structure

Our board of directors consists of four members and Dr. William I. Higuchi currently serves as our chairman of the board. The Board believes that our stockholders are best served at this time by having a non-executive chairman of the board; however, our president and chief executive officer has primary responsibility for preparing the agendas for Board meetings.

Board Assessment of Risk

Our Board of Directors oversees our risk management function. Our management keeps the Board of Directors apprised of material risks and provides directors access to all information necessary for them to understand and evaluate how these risks interrelate and how management addresses those risks. If the identified risk poses an actual or potential conflict with management, our non-employee directors may conduct the assessment. Currently, the primary risks affecting us are access to financing and the conduct of our clinical trials.

Board Diversity

While we do not have a formal policy on diversity, our Board of Directors considers diversity to include the skill set, background, reputation, type and length of business experience of our board of directors members, as well as, a particular nominee’s contributions to that mix. Our Board of Directors believes that diversity brings a variety of ideas, judgments and considerations that can benefit our stockholders and us. Although there are many other factors, the Board of Directors primarily seeks individuals with experience in the design and conduct of clinical trials and other aspects of life science companies.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information presents the compensation paid to our principal executive officer and our two most highly compensated executive officers in 2012. We refer to these executive officers as the Named Executive Officers.

Name and Principal Position	Year	Salary	All Other Compensation		Total
Mahesh V. Patel, Ph.D. President and Chief Executive Officer	2012	$300,000	$1,327	(1)	$301,327
Srinivasan Venkateshwaran, Ph.D. Chief Technology Officer and Vice President of Research and Development	2012	205,000	—		205,000
Gerald T. Simmons Corporate Business Development Officer	2012	181,000	—		181,000

(1)	Includes $1,327 in life insurance premiums we paid on behalf of the executive officer.

During 2012, the sole executive officer of Marathon Bar was Israel Menahem Vizel. Mr. Vizel did not receive any compensation during 2012 for his services as an executive officer of Marathon Bar.

Executive Employment Agreements and Change-in-Control Arrangements

We have not entered into employment agreements or change-in-control arrangements with any of the Named Executive Officers. Each of our Named Executive Officers is an at-will employee and their employment relationship with us may be terminated at any time.

Under the terms of an employment agreement between Lipocine and Mr. Brown, our Executive Vice President and Chief Financial Officer, dated September 15, 2013, Mr. Brown will receive an initial base salary of $250,000 per year and a sign on bonus of $25,000. Mr. Brown will be eligible for an annual discretionary bonus of up to 25% of his base salary, pro-rated for the remainder of 2013, determined by the discretion of our Board of Directors, based upon our and Mr. Brown’s achievements of objectives and milestones to be determined on an annual basis by the Board of Directors. Pursuant to the employment agreement, we granted Mr. Brown an option to purchase 50,000 shares of our common stock and a restricted stock award of 12,000 shares of our common stock under our 2011 Equity Incentive Plan. Both the stock option and restricted stock award are subject to vesting whereby 1/3 of the shares will vest on the one year anniversary of the date of grant; with the remaining 2/3 of the shares vesting monthly on a pro-rata basis over the two years after the first anniversary of the date of grant, subject to Mr. Brown’s continued service with Lipocine.

Mr. Vizel did not have an employment or change-in-control agreement with Marathon Bar.

Outstanding Equity Awards at Fiscal Year End

The following table presents for each named executive officer, information regarding outstanding stock options and stock awards held as of December 31, 2012. All share numbers and exercise prices have been adjusted to give effect to the Merger.

	Option Awards					Stock Awards
	Number of securities underlying unexercised options exercisable(1)		Number of securities underlying unexercised options unexercisable	Option exercise price(6)	Option expiration date	Numbers of shares or units of stock that have not vested		Market value of shares or units of stock that have not vested (7)
Mahesh V. Patel, Ph.D.	136,518	(2)	—	$6.04	08/12/2020	—		—
	3,198	(3)	28,780	6.04	12/16/2020	—		—
	83,421	(4)	—	6.04	07/10/2021	—		—
	3,253	(5)	7,591	6.04	12/15/2021	—		—
	—		—	—	—	30,263	(3)	$80,923
Srinivasan Venkateshwaran, Ph.D.	66,054	(2)	—	6.04	08/12/2020	—		—
	1,585	(3)	14,265	6.04	12/16/2020	—		—
	2,485	(4)	—	6.04	07/10/2021	—		—
	1,252	(5)	2,919	6.04	12/15/2021	—		—
	—		—	—	—	13,158	(3)	35,184
Gerald T. Simmons	41,356	(2)	—	6.04	08/12/2020	—		—
	834	(3)	7,508	6.04	12/16/2020	—		—
	2,780	(4)	—	6.04	07/10/2021	—		—
	834	(5)	1,946	6.04	12/15/2021	—		—
	—		—	—	—	6,579	(3)	17,595

(1)	The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the shares of common stock on the date of exercise.
(2)	These options replaced all of the executive officers’ prior stock option grants and were fully vested on the date of grant with a ten year life.
(3)	Vesting of these stock options and stock awards were originally solely subject to the achievement of certain milestones related to the successful development of our product candidates. The stock options and stock awards would vest on December 31st of the calendar year in which the specific milestone is accomplished as determined by the Board of Directors or on June 30, 2014, for any milestone accomplished prior to that date in 2014. Any shares that remained unvested as of June 30, 2014, would expire unless extended by our Board of Directors. Based upon milestones achieved in 2011, the Board of Directors determined that for 2011, 10% of such stock options and stock awards had vested as of December 31, 2011. No milestones were achieved in 2012. In January 2013, the vesting of these stock options and stock awards was modified such that the stock options and stock awards will vest as follows: (i) 100% upon first dosing in the pivotal clinical study for LPCN 1021, or (ii) 50% of the unvested portion on January 31, 2014, and 50% of the remaining unvested portion on January 31, 2015. In addition, the option expiration date was extended to the 10 year anniversary of the date of grant.
(4)	This option was fully vested on the date of grant.
(5)	Vesting of this stock option was originally solely subject to the achievement of certain milestones related to the successful development of our product candidates. Based upon milestones achieved in 2012, the Board of Directors determined that for 2012, 30% of such options had vested as of December 31, 2012. In January 2013, the vesting of this stock option was modified such that the stock option will vest as follows: (i) 100% upon first dosing in the pivotal clinical study for LPCN 1021, or (ii) 50% of the remaining unvested potion on January 31, 2014, and 50% of the remaining unvested portion on January 31, 2015.

(6)	In January 2013, the Board of Directors determined to lower the exercise price of these stock options to $2.812 per share, which was determined to be the fair market value of our common stock on the determination date.
(7)	The market value of shares was determined by multiplying the number of shares subject to the award by $2.674, which the Board of Directors determined was the fair market value of as of December 31, 2012.

During 2012, the sole executive officer of Marathon Bar was Israel Menahem Vizel. As of December 31, 2012, Mr. Vizel did not hold any equity awards. Mr. Vizel resigned as an executive officer upon the closing of the Merger on July 24, 2013.

Director Compensation

The following table provides information regarding compensation of non-employee directors who served during 2012. In 2012, our directors were paid a monthly cash retainer of $4,333. In addition, we reimburse our directors for reasonable travel expenses incurred in attending the meetings of the Board of Directors. We did not award any equity compensation to our non-employee directors during 2012.

Director Compensation for 2012

Name	Fees Earned or Paid in Cash	Total
William I. Higuchi(1)	$52,000	$52,000
John W. Higuchi(2)	52,000	52,000
Gordhan Patel(3)	52,000	52,000

(1)	As of December 31, 2012, Dr. Higuchi had 131,638 option awards outstanding and 13,157 unvested stock awards outstanding.
(2)	As of December 31, 2012, Mr. Higuchi had 139,780 option awards outstanding and 11,842 unvested stock awards outstanding.
(3)	As of December 31, 2012, Mr. Patel had 124,648 option awards outstanding and 11,842 unvested stock awards outstanding.

During 2012, the sole director of Marathon Bar was Mr. Vizel, who also served as the sole executive officer of Marathon Bar. Mr. Vizel did not receive any compensation during 2012 for his services as a member of the board of directors of Marathon Bar. Mr. Vizel resigned as a member of the board of directors upon the closing of the Merger on July 24, 2013.

RELATED PERSON TRANSACTIONS

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year end for the last two years, and in which any of our executive officers, directors or holders of more than 5% of our common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation arrangements, which are described in the section above titled “Executive Compensation”.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers, as described in the section titled “Indemnification of Directors and Officers.”

Spriaso LLC Assignment and Services Agreements

On July 23, 2013, we entered into assignment/license and services agreements with Spriaso LLC, an entity that is majority-owned by Mahesh V. Patel, Gordhan Patel, John W. Higuchi, William I. Higuchi, and their affiliates. Mahesh V. Patel is our President and Chief Executive Officer and a member of our Board of Directors. Gordhan Patel, Mr. Higuchi and Dr. Higuchi are each members of our Board of Directors.

Under the assignment agreement, we assigned and transferred to Spriaso all of our rights, title and interest in our intellectual property for the cough and cold field. In addition, Spriaso was assigned all rights and obligations under our product development agreement with a co-development partner. In exchange, we would be entitled to receive a potential cash royalty of 20% of the net proceeds received by Spriaso, up to a maximum of $10 million. Spriaso also granted back to us an exclusive license to such intellectual property to develop products outside of the cough and cold field. The assignment agreement will expire upon the expiration of all of Spriaso’s payment obligations thereunder and the expiration of all of the licensed patents thereunder. Spriaso has the right to terminate the assignment agreement with 30 days written notice. We have the right to terminate the assignment agreement upon the complete liquidation or dissolution of Spriaso, unless the assignment agreement is assigned to an affiliate or successor of Spriaso.

Under the services agreement, we will provide facilities and up to 10% of the services of certain employees to Spriaso for a period of up to 18 months. If Spriaso files its first NDA prior to Lipocine filing its first NDA, as an affiliated entity, it will use up the one-time waiver of user fees for a small business submitting its first human drug application to FDA. The services agreement will expire on July 23, 2014, however, the agreement may be renewed or extended upon written agreement of Spriaso and us. Spriaso or we may terminate the services agreement with 30 days written notice upon the failure of the other party to adhere to any material obligation of the agreement, provided that the other party has not cured the failure within the 30-day period. Spriaso or we may also terminate the services agreement upon written notice to the other party that the other party has become bankrupt or insolvent.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of July 30, 2013, by:

•	each person or group who is known by us to beneficially own more than 5% of our common stock;

•	each director;

•	our named executive officers;

•	all executive officers and directors as a group; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 11,044,377 shares of common stock outstanding at July 30, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or will be exercisable within 60 days of July 30, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person or entity is c/o Lipocine Inc., 675 Arapeen Drive, Suite 202, Salt Lake City, Utah 84108.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Directors and Named Executive Officers
Mahesh V. Patel, Ph.D.(1)	1,117,541	9.9%	—	1,117,541	9.9%
Srinivasan Venkateshwaran, Ph.D.(2)	94,254	*	—	94,254	*
Gerald T. Simmons, M.B.A.(3)	56,806	*	—	56,806	*
William I. Higuchi, Ph.D.(4)	1,015,804	9.1%	—	1,015,804	9.1%
John W. Higuchi, M.B.A.(5)	495,236	4.4%	—	495,236	4.4%
Gordhan Patel, R.Ph(6)	747,558	6.7%	—	747,558	6.7%
All executive officers and directors as a group (7 persons)	3,566,747	30.2%	—	3,566,747	30.2%
5% Stockholder
UCB Manufacturing Ireland Ltd.(7)	580,402	5.3%	—	580,402	5.3%
Entities affiliated with Elan Services International, Ltd.(8)	800,394	7.2%	—	800,394	7.2%
Selling Stockholders
14159, L.P.(9)	10,825	*	10,825	—	—
1798 Fundamental Strategies Master Fund Ltd.(10)	333,333	3.0%	333,333	—	—
2B LLC(11)	80,000	*	80,000	—	—
667, L.P. (Account #1)(12)	31,042	*	31,042	—	—
667, L.P. (Account #2) (12)	21,578	*	21,578	—	—
Armistice Capital Master Fund Ltd.(13)	333,334	3.0%	333,334	—	—
Baker Brothers Life Sciences, L.P.(14)	436,555	4.0%	436,555	—	—
Broadfin Healthcare Master Fund, Ltd.(15)	333,333	3.0%	333,333	—	—
Cormorant Global Healthcare Master Fund, LP(16)	666,666	6.0%	666,666	—	—
DAFNA Lifescience Ltd.(17)	71,000	*	71,000	—	—
DAFNA Lifescience Market Neutral Ltd.(17)	19,500	*	19,500	—	—

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
DAFNA Lifescience Select Ltd.(17)	159,500	1.4%	159,500	—	—
Del Mar Master Fund Ltd.(18)	333,333	3.0%	333,333	—	—
Edward F. Keely(19)	41,666	*	41,666	—	—
Empery Asset Master, Ltd.(20)	17,000	*	17,000	—	—
Hartz Capital Investments LLC(21)	42,000	*	42,000	—	—
Janus Global Life Sciences Fund, a Series of Janus Investment Fund(22)	833,333	7.5%	833,333	—	—
Jay Silverman(23)	25,000	*	25,000	—	—
Jon-Erik Borgen(24)	16,666	*	16,666	—	—
Monashee Investment Management LLC(25)	150,000	1.4%	150,000	—	—
ProSight Fund, LP(26)	75,000	*	75,000	—	—
RTW Master Fund, Ltd. (27)	208,333	1.9%	208,333	—	—
Russell P. Shipman(28)	41,667	*	41,667	—	—
Sabby Healthcare Volatility Master Fund, Ltd.(29)	500,000	4.5%	500,000	—	—
The Entrust Group Inc. FBO Kevin Paul Beck IRA #50-01463(30)	58,333	*	58,333	—	—
Thomas Robert Malley(31)	41,667	*	41,667	—	—
Three Arch Opportunity Fund LP(32)	250,000	2.3%	250,000	—	—
Visium Balanced Master Fund, Ltd.(33)	1,206,000	10.9%	1,206,000	—	—

*	Less than 1%.
(1)	Includes (i) 239,909 shares Dr. Patel has the right to acquire through the exercise of options within 60 days of July 30, 2013, (ii) 2,261 shares held by his spouse, (iii) 93,260 shares held by his daughter, and (iv) 93,260 shares held by his son.
(2)	Includes 71,917 shares Dr. Venkateshwaran has the right to acquire through the exercise of options within 60 days of July 30, 2013.
(3)	Includes 47,157 shares Mr. Simmons has the right to acquire through the exercise of options within 60 days of July July 30, 2013.
(4)	Includes 123,928 shares Dr. Higuchi has the right to acquire through the exercise of options within 60 days of July 30, 2013.
(5)	Includes (i) 133,710 shares Mr. Higuchi has the right to acquire through the exercise of options within 60 days of July 30, 2013, (ii) 29,239 shares held by the William Marcus Collier Trust, of which Mr. Higuchi is the trustee and shares voting power, and (iii) 29,239 shares held by the Adele Setsuko Collier Trust, of which Mr. Higuchi is the trustee and shares voting power.
(6)	Includes (i) 118,577 shares Mr. Patel has the right to acquire through the exercise of options within 60 days of July 30, 2013; (ii) 13,094 shares held by the Ami Patel Irrevocable Trust One; (iii) 13,500 shares held by the Bhavik Patel Irrevocable Trust One; (iv) 13,094 shares held by the Aiden Patel Irrevocable Trust One; (v) 13,094 shares held by Arian Patel; (vi) 73,099 shares held by the Gordhan C. Patel and Jyotsna Patel and their Successors in Trust under the Ami Patel Irrevocable Trust Number One; (vii) 73,099 shares held by the Gordhan C. Patel and Jyotsna Patel and their Successors in Trust under the Bhavik Patel Trust Number One; (viii) 4,525 shares held by the Neil Patel Irrevocable Trust One; (ix) 4,525 shares held by the Snehal Patel Irrevocable Trust One; (x) 201,755 shares held by The Jyotsna Patel Trust Dated August 3, 2001; (xi) 206,445 shares held by The Gordhan Patel Trust Dated August 3, 2001. Mr. Patel has shared voting and dispositive power over the trust in (xi). The shares in (ii) through (x) are included because they are held by a person resident in Mr. Patel’s household.
(7)	The address for UCB Manufacturing Ireland Ltd. is Shannon Industrial Estate, Shannon County Clare, Ireland.
(8)	Includes 718,483 shares held by Elan International Services, Ltd., and 81,911 shares held by Elan Pharma International Limited. The address for the Elan entities is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.
(9)	The address for 14159, L.P. is 667 Madison Avenue, 21st Floor, New York, New York 10065.

(10)	The address for Fundamental Strategies Master Fund Ltd. is 888 7th Avenue, 11th Floor, New York, NY 10106.
(11)	The address for 2B LLC is 3200 Alpine Road, Portola Valley, California 94028.
(12)	The address for 667, L.P. is 667 Madison Avenue, 21st Floor, New York, New York 10065
(13)	The address for Armistice Capital Master Fund Ltd. is 237 Park Avenue, 9th Floor, New York, New York 10017 c/o Armistice Capital LLC.
(14)	The address for Baker Brothers Life Sciences, L.P. is 667 Madison Avenue, 21st Floor, New York, New York 10065.
(15)	The address for Broadfin Healthcare Master Fund, Ltd. is 237 Park Avenue, Suite 900, New York, New York 10017.
(16)	The address for Cormorant Global Healthcare Master Fund, LP is 100 High Street, Suite 1103, Boston, Massachusetts 02110.
(17)	The address for DAFNA Lifescience Ltd., DAFNA Lifescience Market Neutral Ltd. and DAFNA Lifescience Select Ltd. is 10990 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024.
(18)	The address for Del Mar Master Fund Ltd. is 711 Fifth Avenue, 5th Floor, New York, New York 10022
(19)	The address for Edward F. Keely is Borgen Investment Group, 44 Cook Street, Suite 609, Denver, Colorado 80206.
(20)	The address for Empery Asset Master, Ltd. is 1 Rockerfeller Plaza, Suite 1205, New York, New York 10020.
(21)	The address for Hartz Capital Investments, LLC is 1 Rockerfeller Plaza, Suite 1205, New York, New York 10020.
(22)	The address for Janus Global Life Sciences Fund, a Series of Janus Investment Fund is Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206.
(23)	The address for Jay Silverman is 114 West 47th Street, Suite #1712, New York, New York 10036.
(24)	The address for Jon-Erik Borgen is Borgen Investment Group, 44 Cook Street, Suite 609, Denver, Colorado 80206.
(25)	The address for Monashee Investment Management LLC is 125 High Street, 28th Floor, Boston, Massachusetts 02110.
(26)	The address for ProSight Fund, LP is 2301 Cedar Springs Road, Suite 340, Dallas TX 75201.
(27)	The address for RTW Master Fund, Ltd. is 1350 Avenue of the Americas, 28th Floor, New York, New York 10019
(28)	The address for Russell P. Shipman is 44 Covington Court, Cherry Hills Village, Colorado 80113.
(29)	The address for Sabby Healthcare Volatility Master Fund, Ltd. is 10 Mountain View Road, Suite 205, Upper Saddle River, New Jersey, 07458 c/o Sabby Management, LLC.
(30)	The address for The Entrust Group Inc. FBO Kevin Paul Beck IRA #50-01463 is 555 12th Street, Suite #1250, Oakland, California 94607.
(31)	The address for Thomas Robert Malley is 19 Martin Lane, Englewood, Colorado 80113.
(32)	The address for Three Arch Opportunity Fund LP is 3200 Alpine Road, Portola Valley, California 94028.
(33)	The address for Visium Balanced Master Fund, Ltd. is 888 Seventh Avenue, 22nd Floor, New York, New York 10019 c/o Visium Asset Management, LP.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, our outstanding warrants, our registration rights agreements and the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, the warrant and registration rights agreements, copies of which have been filed as exhibits and incorporated by reference to this registration statement, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

As of July 30, 2013 there were 11,044,377 shares of common stock outstanding. In addition, as of July 30, 2013 there were: (i) 1,164,749 shares of common stock subject to outstanding options; (ii) 440,406 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan; and (iii) 20,467 shares of common stock subject to an outstanding warrant. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors. All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority under our amended and restated certificate of incorporation, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges and restrictions of the shares of each wholly unissued series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and sinking fund terms, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or otherwise adversely affecting the rights of holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of our common stock. As of July 30, 2013, no shares of preferred stock were outstanding, and we have no current plans to issue any shares of preferred stock.

Warrants

As of July 30, 2013, there was an outstanding warrant to purchase 20,467 shares of our common stock at an exercise price of $12.21 per share. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant expires on December 31, 2015.

Registration Rights

Pursuant to two separate registration rights agreements, the holders of 1,380,796 shares of our common stock or their permitted transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights will expire when such securityholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act, without any volume or timing restrictions. In an underwritten offering, the underwriter has the right, subject to specified conditions, to limit the number of shares such holders may include in an offering. The holders of these shares of common stock have waived their right to include such shares in the registration statement of which this prospectus forms a part.

Demand Registration Rights

The holders of 1,071,835 shares of our common stock or permitted transferees are entitled to certain demand registration rights commencing on the six-month anniversary of the date we are first obligated to file reports with the SEC pursuant to Section 12 or 15(d) of the Exchange Act. The holders of at least 290,201 shares under the first registration rights agreement and 24,572 shares under the second registration rights agreement may each once request that we register all or a portion of their shares of our common stock. The request must result in an effective registration statement or the holders retain the right to request registration. The anticipated net proceeds must be at least $2.5 million, if the registration is pursuant to Form S-1, or $1.0 million, if the registration is pursuant to Form S-3. If we determine that it would in certain circumstances reasonably be expected to have a material adverse effect on us to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities the holders of 1,380,796 shares of our common stock or permitted transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations that may be imposed by the underwriters, if any, in such a registration. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a employee benefit plan or (2) a registration related to a corporate reorganizations or certain other transactions under Rule 145 of the Securities Act, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. The holders of these shares have waived their right to include their shares in this registration statement.

S-3 Registration Rights

The holders of 1,071,835 shares of our common stock or permitted transferees may make a written request that we register the offer and sale of these shares on Form S-3, provided we are eligible to file a registration statement on Form S-3 and the anticipated aggregate offering price of the shares to be sold is at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3, which requests shall not be counted as “demand registrations.” If we determine that it would in certain circumstances reasonably be expected to have a material adverse effect on us to effect such registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Expenses of Registration

Generally, we are required to bear all registration expenses, other than selling expenses such as underwriting discounts and selling commissions, incurred in connection with the demand, piggyback and Form S-3 registrations described above.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of Lipocine or changing our board of directors and management. According to our amended and restated certificate of incorporation and bylaws, the holders of our common stock do not have cumulative voting rights in the election of our directors. The combination of the present ownership and control of 65.2% of our issued and outstanding common stock by our executive officers and directors as a group and the lack of cumulative voting, makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of the company by replacing our board of directors.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless.

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to the time of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

Section 203 could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our Board of Directors and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and bylaws, which became effective following the closing of the Merger, may delay or discourage transactions involving an actual or potential change of control or change in our Board of Directors or our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

•

permit our Board of Directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	provide that the authorized number of directors may be changed only by resolution of our Board of Directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our Board of Directors, our chief executive officer or by our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

Transfer Agent And Registrar

Our transfer agent and registrar is Globex Transfer, LLC,780 Deltona Blvd., Suite 202, Deltona, Florida 32725. Their telephone number is (813) 344-4490.

Indemnification of Directors and Officers

Our certificate of incorporation provides that none of our directors will be personally liable to us, or our stockholders, for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

•	for any transaction from which the director derives an improper personal benefit.

These provisions eliminate our rights and those of our stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect our ability or that of our stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Section 145 of the Delaware General Corporation Law provides a corporation with the power to indemnify any officer or director acting in his capacity as our representative who is, or threatened to be, made a party to any lawsuit or other proceeding for expenses, judgment and amounts paid in settlement in connection with such lawsuit or proceeding. The indemnity provisions apply whether the action was instituted by a third party or was filed by one of our stockholders. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. We have provided for this indemnification in our certificate of incorporation because we believe that it is important to attract qualified directors and officers. We have further provided in our certificate of incorporation that no indemnification shall be available, whether pursuant to our certificate of incorporation or otherwise, arising from any lawsuit or proceeding in which we assert a direct claim, as opposed to a stockholders’ derivative action, against any directors and officers (or a director or officer sues us). This limitation is designed to ensure that if we are involved in litigation adverse to a director or officer, we do not have to pay for their legal fees.

We have entered into indemnification agreements with each of our executive officers and directors that require us to indemnify such persons against any and all expenses, including judgments, fines or penalties, attorney’s fees, witness fees or other professional fees and related disbursements and other out-of-pocket costs incurred, in connection with any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry or administrative hearing, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of our company, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to provisions of our certificate of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

As of July 30, 2013, we had 11,044,377 shares of common stock outstanding, of which our directors and executive officers beneficially own 3,566,747 shares. Of the shares held by our stockholders, 5,000 shares are freely tradeable. In addition, the 6,336,664 shares offered by the selling stockholders pursuant to this prospectus will be free tradeable. The 4,702,713 shares issued in connection with the Merger cannot be publicly sold under Rule 144 of the Securities Act until 12 months after we file our Form 8-A with the SEC.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 12 months after we file our Form 8-A with the SEC, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

The holders of an aggregate of 1,380,796 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to equity grants outstanding and reserved for issuance under our 2011 Equity Incentive Plan. Accordingly, shares of our common stock issued under the 2011 Equity Incentive Plan will be eligible for sale in the public market, subject to vesting restrictions.” However, resales of certain shares held by our affiliates registered on the Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 5110.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with a registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California.

CHANGE IN ACCOUNTANTS

On July 30, 2013, we notified our independent registered public accounting firm, Weinberg & Baer LLC, of our intention to engage KPMG LLP as our new independent registered public accounting firm, and dismissed Weinberg & Baer LLC. On July 30, 2013, we engaged KPMG LLP as our new independent registered public accounting firm to audit the consolidated financial statements of Lipocine.

Weinberg & Baer LLC had been the independent registered public accounting firm of Marathon Bar Corp., which changed its name to Lipocine Inc. in connection with the closing of the Merger with Lipocine Operating Inc. on July 24, 2013. KPMG LLP had previously served as the independent registered public accounting firm of Lipocine Operating Inc. (formerly Lipocine Inc.). The decisions to dismiss Weinberg and to engage KPMG were approved by our board of directors.

Weinberg & Baer’s reports on Marathon Bar Corp.’s balance sheets as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as described below.

Weinberg & Baer’s report with respect to the year ended December 31, 2012 contained the following explanatory paragraph: “The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage, and has not established any source of revenue to cover its operating costs. As such, it has incurred an operating loss since inception. Further, as of December 31, 2012, the cash resources of the Company were insufficient to meet its planned business objectives. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

Weinberg & Baer’s report with respect to the year ended December 31, 2011 contained the following explanatory paragraphs: “The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage, and has not established any source of revenue to cover its operating costs. As such, it has incurred an operating loss since inception. Further, as of December 31, 2011, the cash resources of the Company were insufficient to meet its planned business objectives. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the two most recent fiscal years and through the dismissal date of July 30, 2013, there were no disagreements between Lipocine (formerly Marathon Bar Corp.) and Weinberg & Baer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Weinberg & Baer’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its reports for such periods. Also, during such periods and through the dismissal date of July 30, 2013, there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

Other than with respect to the audits of Lipocine Operating Inc., our wholly-owned subsidiary, during the two most recent fiscal years and through July 30, 2013, neither we nor anyone acting on our behalf has consulted with KPMG LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of Lipocine (formerly Marathon Bar Corp.), and neither a written report nor oral advice provided by KPMG LLP was an important factor considered by Lipocine (formerly Marathon Bar Corp.) in reaching a decision as to the accounting, auditing or financial reporting issues or (ii) any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS

The financial statements of Lipocine Inc. as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Marathon Bar Corp. as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included herein in reliance upon the report of Weinberg & Baer LLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act, and are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.lipocine.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

LIPOCINE INC.

MARATHON BAR CORP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Lipocine Inc.:

We have audited the accompanying balance sheets of Lipocine Inc. as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lipocine Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Salt Lake City, Utah

July 24, 2013

LIPOCINE INC.

Balance Sheets

December 31, 2012 and 2011

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$5,377,114	$8,567,823
Trade accounts receivable	—	313,753
Prepaid and other current assets	90,934	95,666
Related-party receivable	3,815	8,491

Total current assets	5,471,863	8,985,733
Property and equipment, net	49,355	79,605
Other assets	45,000	45,000

Total assets	$5,566,218	$9,110,338

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$87,027	$147,158
Accrued expenses	107,950	83,579
Income taxes payable	17,836	17,735
Deferred revenues, current	—	562,500

Total current liabilities	212,813	810,972
Income taxes payable, noncurrent	37,212	36,629
Deferred revenues, noncurrent	—	6,960,937

Total liabilities	250,025	7,808,538

Commitments and contingencies (notes 7 and 10)
Stockholders’ equity:
Series B convertible preferred stock, $0.001 par value; 4,100,000 shares authorized and issuable in series; 250,000 designated in series, 250,000 shares issued and outstanding as of December 31, 2012 and 2011	250	250
Series A common stock, $0.001 par value; 32,000,000 shares authorized; 10,351,334 issued and outstanding as of December 31, 2012 and 2011	10,351	10,351
Series B common stock, $0.001 par value; 11,000,000 shares authorized; 4,637,347 issued and outstanding as of December 31, 2012 and 2011	4,638	4,638
Additional paid-in capital	42,575,249	42,447,761
Accumulated deficit	(37,274,295)	(41,161,200)

Total stockholders’ equity	5,316,193	1,301,800

Total liabilities and stockholders’ equity	$5,566,218	$9,110,338

See accompanying notes to financial statements.

LIPOCINE INC.

Statements of Operations

Years ended December 31, 2012 and 2011

	2012	2011
Revenues:
License and milestone revenue	$7,523,438	$826,563
Research revenue	186,233	2,261,689

Total revenues	7,709,671	3,088,252
Operating expenses:
Research and development	2,281,196	3,112,531
General and administrative	1,551,199	2,307,513

Operating income (loss)	3,877,276	(2,331,792)
Other income, net	10,313	97,974

Income (loss) before income tax expense	3,887,589	(2,233,818)
Income tax expense (note 6)	(684)	(18,370)

Net income (loss)	$3,886,905	$(2,252,188)

Basic earnings (loss) per share attributable to Series A and B common stock	$0.25	$(0.15)

Weighted average common shares outstanding	14,988,681	14,951,715

Diluted earnings (loss) per share attributable to Series A and B common stock	$0.25	$(0.15)

Weighted average common shares outstanding, diluted	15,238,681	14,951,715

See accompanying notes to financial statements.

LIPOCINE INC.

Statements of Changes in Stockholders’ Equity

Years ended December 31, 2012 and 2011

	Series B convertible preferred stock		Series A common stock		Series B common stock
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
Balances at December 31, 2010	250,000	$250	10,351,334	$10,351	4,598,797	$4,599	$41,068,971	$(38,909,012)	$2,175,159
Net loss								(2,252,188)	(2,252,188)
Stock-based compensation							1,334,729		1,334,729
Issuance of vested restricted Series B common stock					38,550	39	(39)		—
Warrant extension							44,100		44,100

Balances at December 31, 2011	250,000	250	10,351,334	10,351	4,637,347	4,638	42,447,761	(41,161,200)	1,301,800
Net income								3,886,905	3,886,905
Stock-based compensation							127,488		127,488

Balances at December 31, 2012	250,000	$250	10,351,334	$10,351	4,637,347	$4,638	$42,575,249	$(37,274,295)	$5,316,193

See accompanying notes to financial statements.

LIPOCINE INC.

Statements of Cash Flows

Years ended December 31, 2012 and 2011

	2012	2011
Cash from operating activities:
Net income (loss)	$3,886,905	$(2,252,188)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	42,566	45,937
Stock-based compensation expense	127,488	1,334,729
Warrant-related expense	—	44,100
Changes in operating assets and liabilities:
Trade accounts receivable	313,753	411,159
Prepaid and other current assets	4,732	(12,572)
Related-party receivable	4,676	(3,315)
Trade accounts payable	(60,131)	(344,363)
Accrued expenses	24,371	(10,904)
Income taxes payable	684	18,370
Deferred revenues	(7,523,437)	2,173,437

Cash provided by (used in) operating activities	(3,178,393)	1,404,390
Cash used in investing activities:
Purchases of property and equipment	(12,316)	(20,484)

Cash used in investing activities	(12,316)	(20,484)

Net increase (decrease) in cash and cash equivalents	(3,190,709)	1,383,906
Cash and equivalents at beginning of year	8,567,823	7,183,917

Cash and equivalents at end of year	$5,377,114	$8,567,823

See accompanying notes to financial statements.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Business

Lipocine Inc. (“Lipocine” or the “Company”) was originally incorporated on June 19, 1997, under the laws of the State of Delaware. The Company is engaged in research and development for the delivery of drugs using its proprietary delivery technology. The Company’s principal operation is to provide oral delivery solutions for existing drugs. Lipocine develops its own drug candidates or it develops drug candidates on behalf of or in collaboration with corporate partners. The Company has funded operating costs primarily through collaborative license, milestone and research arrangements, and through federal grants.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include those related to revenue recognition; stock-based compensation; valuation of deferred taxes; income tax uncertainties; allowances for doubtful accounts, and the useful lives of property and equipment.

(b)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. Although the Company deposits its cash and cash equivalents with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Cash equivalents were $2,686,727 and $2,686,066 for December 31, 2012 and 2011.

(c)	Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. As of December 31, 2011, a single customer accounted for 100% of trade accounts receivable. That same customer represented 100% of license and milestone revenues for the years ended December 31, 2012 and 2011 and 100% and 92% of research revenue for the years ended December 31, 2012 and 2011.

The Company maintains an allowance for doubtful accounts for estimated losses. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and their customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company had no write-offs in 2012 and 2011 and the Company did not record an allowance for doubtful accounts as of December 31, 2012 and 2011 as all trade accounts receivable were deemed collectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

The related-party receivable represents amounts due from an employee as of December 31, 2012 and 2011. The employee was current in payments as of December 31, 2012, but subsequent to year-end the employee no longer works for the Company and the balance was forgiven in February 2013.

(d)	Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. The Company

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

recognizes up-front license fees as earned. Milestone payments are recognized upon successful completion of a performance milestone event. Contract revenues related to collaborative research and development agreements are recognized on a ratable basis as services are performed. Any amounts received in advance of performance are recorded as deferred revenue until earned.

The Company enters into arrangements with collaboration partners that sometimes involve multiple deliverables. These arrangements may contain one or more of the following elements: license and other up-front fees, contract research and development services, milestone payments and royalties. Each deliverable in the arrangement is evaluated to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. When deliverables are separable, consideration is allocated to the separate units of accounting based upon the relative selling price method, and appropriate revenue recognition principles are applied to each unit. When the Company determines that the arrangement should be accounted for as a single unit of accounting, revenue is recognized over the period for which performance obligations will be performed.

Up-front, nonrefundable fees and milestone payments received by the Company under license and collaboration arrangements that include future obligations, in whatever form, are recognized ratably over the expected performance period under each respective arrangement. Under these arrangements, the Company makes its best estimate of the period over which it expects to fulfill its performance obligations, which may include technology transfer assistance, research activities, clinical development activities, and manufacturing activities from development through the commercialization of the product. Given the uncertainties of these extended collaboration arrangements, significant judgment is required to determine the duration of the performance period. For license and collaboration arrangements where no future performance obligations exist, up-front, nonrefundable fees and milestone payments are recognized when received. Any amounts received in advance of performance are recorded as deferred revenue until recognized.

The Company may provide research and development services under collaboration arrangements to advance the development of jointly owned products. The Company records the expenses incurred and reimbursed on a net basis.

(e)	Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Maintenance and repairs that do not extend the life or improve the asset are expensed in the year incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five years for laboratory and office equipment, three years for computer equipment and software, and seven years for furniture and fixtures.

(f)	Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value.

(g)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of its income tax expense.

(h)	Share-Based Payments

The Company recognizes stock-based compensation expense for grants of stock option awards and restricted stock under the Company’s Incentive Plan to employees and nonemployee members of the Company’s board of directors based on the grant-date fair value of those awards. The grant-date fair value of an award is generally recognized as compensation expense over the award’s requisite service period. In addition, the Company has granted performance-based stock option awards and restricted stock grants, which vest based upon the Company satisfying certain performance conditions. Potential compensation cost, measured on the grant date, related to these performance options will be recognized only if, and when, the Company estimates that these options will vest, which is based on whether the Company considers the options’ performance conditions to be probable of attainment. The Company’s estimates of the number of performance-based options that will vest will be revised, if necessary, in subsequent periods. In addition, the Company grants stock options to nonemployee consultants from time to time in exchange for services performed for the Company. Equity instruments granted to nonemployees are subject to periodic revaluation over their vesting terms.

The Company uses the Black-Scholes model to compute the estimated fair value of stock option awards. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company’s Common Stock price, (ii) the periods of time over which employees and members of the board of directors are expected to hold their options prior to exercise (expected term), (iii) expected dividend yield on the Common Stock, and (iv) risk-free interest rates. Stock-based compensation expense also includes an estimate, which is made at the time of grant, of the number of awards that are expected to be forfeited. This estimate is revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation cost that has been expensed in the statements of operations amounted to $127,488 and $1,334,729 for the years ended December 31, 2012 and 2011, allocated as follows:

	Year ended December 31
	2012	2011
Research and development	$40,414	$423,109
General and administrative	87,074	911,620

	$127,488	$1,334,729

In 2012, the Company did not issue any stock-based compensation awards. In 2011, the Company issued 1,095,791 Series B common stock options to management, employees, and directors of the Company, which were 100% vested at date of grant. The Company recognized $1,077,725 of stock-based compensation expense in connection with these awards.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

Key assumptions used in the determination of the fair value of stock options granted are as follows:

Expected Term: The expected term represents the period that the stock-based awards are expected to be outstanding. Due to limited historical experience of similar awards, the expected term was estimated using the simplified method in accordance with the provisions of Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, for awards with stated or implied service periods. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. For awards with performance conditions, and that have the contractual term to satisfy the performance condition, the contractual term was used.

Risk-Free Interest Rate: The risk-free interest rate used was based on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term.

Expected Dividend: The expected dividend assumption is based on management’s current expectation about the Company’s anticipated dividend policy. The Company does not anticipate declaring dividends in the foreseeable future.

Expected Volatility: Since the Company does not have sufficient trading history, the volatility factor was based on the average of similar public companies. When selecting similar companies, the Company considered the industry, stage of life cycle, size, and financial leverage.

No stock options were granted in 2012. For options granted in 2011, the Company calculated the fair value of each option grant on the respective dates of grant using the following weighted average assumptions:

2011
Expected term	5.55 years
Risk-free interest rates	1.53%
Expected dividend yield	—
Expected volatility	70.66

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Stock Compensation requires the Company to recognize compensation expense for the portion of options that are expected to vest. Therefore, the Company applied estimated forfeiture rates that were derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

As of December 31, 2012, there was $1,088,536 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plan. That cost is expected to be recognized over a weighted average period of five years and will be adjusted for subsequent changes in estimated forfeitures. The weighted average fair value of share-based compensation awards granted during the year ended December 31, 2011 was approximately $1.02.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

(i)	Fair Value

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Quoted prices for identical instruments in active markets.

•

Level 2 Inputs: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuation in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 Inputs: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

For trade accounts receivable, prepaid and other current assets, related-party receivable, trade accounts payable, and accrued expenses, the carrying amounts approximate fair value because of the short maturity of these instruments.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 and 2011:

	December 31, 2012	Fair value measurements at reporting date using
		Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets:
Cash equivalents-money market funds	$2,686,727	$2,686,727	$—	$—

	$2,686,727	$2,686,727	$—	$—

	December 31, 2011	Fair value measurements at reporting date using
		Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets:
Cash equivalents-money market funds	$2,686,066	$2,686,066	$—	$—

	$2,686,066	$2,686,066	$—	$—

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

The following methods and assumptions were used to determine the fair value of each class of assets and liabilities recorded at fair value in the balance sheets:

Cash equivalents: Cash equivalents primarily consist of highly rated money market funds with original maturities to the Company of three months or less, and are purchased daily at par value with specified yield rates. Due to the high ratings and short-term nature of the funds, the Company considers all cash equivalents as Level 1.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2012 or 2011.

(j)	Earnings (Loss) per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the fiscal period. Net income (loss) available to common shareholders for the years ended December 31, 2012 and 2011 was calculated using the two-class method, which is an earnings allocation method for computing earnings (loss) per share when an entity’s capital structure includes common stock and participating securities. The two-class method determines earnings (loss) per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings (loss). The application of the two-class method was required as the Company has Class A and Class B common stock and since the Company’s Series B preferred stock and the unvested restricted stock each contain a participation feature.

Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding plus, where applicable, the additional potential common shares that would have been outstanding related to dilutive options, warrants, convertible preferred stock, and unvested restricted stock, to the extent such shares are dilutive.

The Company computes earnings (loss) per share in accordance with ASC 260-10, Earnings per Share. Under the guidance, unvested restricted stock grants and Series B convertible preferred stock that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing basic earnings per share (“EPS”) pursuant to the two-class method. The two-class method determines earnings (loss) per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings (loss). However, unvested restricted stock grants and Series B convertible preferred stock are not included in computing EPS for the year ended December 31, 2011 as the Company has losses for this period and these securities are not contractually obligated to share in losses of the Company.

The computation of basic earnings (loss) per share is based on the number of weighted average common shares outstanding during the period. The computation of diluted earnings (loss) per share includes the dilutive effect of common stock equivalents consisting of incremental common shares deemed outstanding from the assumed exercise of stock options and the dilutive effect of restricted stock awards.

The following table sets forth the computation of basic and diluted earnings (loss) per share of Class A and Class B common stock at December 31, 2012 and 2011. The allocation of undistributed earnings (losses) to Class A and Class B common stock in the table below excludes $148,468 and $0 of net income (loss) allocated to the participating securities as December 31, 2012 and 2011.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

	Years ended December 31
	2012		2011
	Class A	Class B	Class A	Class B
Basic net income (loss) per share attributable to Class A and Class B common stock:
Numerator
Allocation of undistributed earnings (losses) to Class A and Class B common stock	$2,581,803	$1,156,634	$(1,559,190)	$(692,998)
Denominator
Weighted avg. commons shares outstanding	10,351,334	4,637,347	10,351,334	4,600,381

Number of shares used in per share computation	10,351,334	4,637,347	10,351,334	4,600,381
Basic earnings (losses) per share attributable to Class A and Class B common stock	$0.25	$0.25	$(0.15)	$(0.15)

Diluted net income (loss) per share attributable to Class A and Class B common stock:
Numerator
Allocation of undistributed earnings (losses) to Class A and Class B common stock in basic earnings per share	$2,581,803	$1,156,634	$(1,559,190)	$(692,998)
Plus: Undistributed earnings (losses) allocated to Series B convertible preferred shares	62,354	—	—	—

Total earnings (losses) used in per share computation	2,644,156	1,156,634	(1,559,190)	(692,998)
Denominator
Weighted avg. common shares used in basic per share computation	10,351,334	4,637,347	10,351,334	4,600,381
Plus: Weighted avg. Series B convertible preferred shares	250,000	—	—	—

Number of shares used in per share computation	10,601,334	4,637,347	10,351,334	4,600,381
Diluted earnings (losses) per share attributable to Class A and Class B common stock	$0.25	$0.25	$(0.15)	$(0.15)

The computation of diluted earnings per share for the years ended December 31, 2012 and 2011 does not include the following unvested restricted stock, stock options and warrants to purchase shares in the computation of diluted earnings per share because these instruments were antidilutive:

	December 31
	2012	2011
Stock options	3,403,001	3,419,201
Unvested restricted stock	345,263	383,916
Warrants	70,000	70,000

(k)	Comprehensive Income

The Company has no components of income that would require classification as other comprehensive income for the year ended December 31, 2012 or 2011.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

(l)	Segment Information

The Company is a single reportable segment engaged in research and development for the delivery of drugs using its proprietary delivery technology. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The chief operating decision maker made such decisions and assessed performance at the company level, as one segment.

(3)	Liquidity

The Company has, at times, incurred negative cash flow from operations, and has expended, and expects to continue to expend substantial amounts to fund its central and ongoing research and development activities. The Company believes its existing capital resources at December 31, 2012 should be sufficient to fund its current operations through at least January 1, 2014. The Company will need to raise additional funds to support its planned operations, long-term research, product development, and commercialization programs. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce spending, including modifying or terminating planned clinical trials or commercialization programs, to provide the required liquidity.

(4)	Collaborative Agreements

(a)	Abbott Products, Inc.

On May 15, 2009, the Company granted an exclusive license to Solvay Pharmaceuticals, Inc. (later acquired by Abbott Products, Inc.) to certain rights to its intellectual property in exchange for an up-front license fee of $4,000,000, certain specified payments upon achievement of various development and commercial milestones or the passage of time and also a royalty on related net sales. The Company also received research revenue for services rendered during the development period and reimbursement of out-of-pocket expenses.

The Company received the up-front fee of $4,000,000 in 2009 and milestone payments, related solely to the passing of time and not the achievement of any of the development or commercial milestones, totaling $3,000,000 and $2,000,000 in 2011 and 2010. The up-front license fee and milestone payments were recorded as a single unit of account, as the delivered technology does not have stand-alone value. Total consideration was recorded using cumulative catch-up method as payments were deemed collectible over the estimated term of the contract for which the Company has continuing performance obligations. Licensing and milestone revenue of $826,563 was recognized in 2011, which included the reversal of $40,650 record in prior periods due to a change in the estimated term of the contract. The agreement was terminated effective March 29, 2012, and the balance of deferred revenue of $7,523,438 was recognized as licensing and milestone revenue in 2012. The Company also earned research revenue under the agreement of $186,233 and $2,083,843 in 2012 and 2011.

(b)	Nexgen Pharma, Inc.

On May 21, 2011, the Company entered into a collaborative product development agreement with Nexgen Pharma, Inc. (“Nexgen”). Under the agreement, the parties agreed to jointly develop certain products for the treatment of coughs and colds and to share future revenues from those products. Nexgen agreed to reimburse the Company at cost for all future clinical costs incurred in the development of the products. A total of $759,292 and $551,368 was reimbursed for related expenses under the agreement in 2012 and 2011 and recorded net in research and development expense. The Company is responsible for certain new drug application (“NDA”) filing costs with the Food and

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

Drug Administration (“FDA”) under terms of this contract and, additionally, will participate on a joint steering committee with Nexgen for the development, regulatory, and manufacturing strategy of product candidates. On July 23, 2013 the Company transferred all rights and obligations under this agreement to Spriaso, LLC (see note 11).

(c)	Tonix Pharmaceuticals, Inc.

In June 2007, the Company entered into a Feasibility and Option Agreement (the “Feasibility Agreement”) with Tonix Pharmaceuticals, Inc., (“Tonix” formerly known as Kiele Pharmaceuticals, Inc.) that was amended in October 2010. The Company’s clinical work under the Feasibility Agreement was completed during 2011 and $177,846 of research revenue was recognized. Tonix has stated that it does not plan to exercise its option to license technology from the Company under the Feasibility Agreement.

(d)	Contract Research and Development

The Company has entered into agreements with various contract organizations that conduct preclinical, clinical, analytical and manufacturing development work on behalf of the Company as well as a number of independent contractors, primarily clinical researchers, who serve as advisors to the Company. The Company incurred expenses of $1,128,845 and $1,191,997 under these agreements in 2012 and 2011.

(5)	Property and Equipment

Property and equipment consisted of the following:

	December 31
	2012	2011
Lab and office equipment	$35,549	$35,549
Computer equipment and software	960,044	947,728
Furniture and fixtures	51,404	51,404

	1,046,997	1,034,681
Less accumulated depreciation	(997,642)	(955,076)

	$49,355	$79,605

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $42,566 and $45,937.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

(6)	Income Taxes

(a)	Income Tax Expense

Income tax expense consists of:

	Current	Deferred	Total
Year ended December 31, 2012:
U.S. federal	$584	$—	$584
State and local	100	—	100

	$684	$—	$684

Year ended December 31, 2011:
U.S. federal	$18,270	$—	$18,270
State and local	100	—	100

	$18,370	$—	$18,370

(b)	Tax Rate Reconciliation

Income tax expense was $684 and $18,370 for the years ended December 31, 2012 and 2011, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	December 31
	2012	2011
Computed “expected” tax expense (benefit)	$1,321,780	$(759,498)
Increase (reduction) in income taxes resulting from:
Change in valuation allowance	(1,365,408)	796,699
Research and development tax credits	—	(146,454)
State and local income taxes, net of federal income tax benefit	66	66
Stock option expense	32,336	104,339
Nondeductible contributions	—	14,994
Other, net	11,910	8,224

	$684	$18,370

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

(c)	Significant Components of Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below.

	December 31
	2012	2011
Deferred tax assets:
Stock-based compensation	$859,095	$846,466
Net operating loss carryforwards	9,216,044	7,875,727
Employee benefits	38,927	28,139
Alternative-minimum tax credit carryforwards	17,635	17,635
Research and development tax credits	1,210,405	1,163,528
Deferred revenue	—	2,934,140
Other deductible temporary differences	280,872	280,872

Total gross deferred tax assets	11,622,978	13,146,507
Less valuation allowance	(11,619,578)	(13,138,909)

Net deferred tax assets	3,400	7,598

Deferred tax liabilities:
Plant and equipment	(3,400)	(7,598)

Total gross deferred tax liabilities	(3,400)	(7,598)

Net deferred tax liabilties	$—	$—

The valuation allowance for deferred tax assets as of December 31, 2012 and 2011 was $11,619,578 and $13,138,909. The net change in the valuation allowance was a decrease of $1,519,331 in 2012 and an increase of $946,054 in 2011. A valuation allowance has been provided for the full amount of the Company’s net deferred tax assets as the Company believes it is more likely than not that these benefits will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2012, the Company has net operating loss carryforwards for federal income tax purposes of $23,631,037, which are available to offset future federal taxable income, if any, through 2032. The Company has net operating loss carryforwards for state income tax purposes of $23,629,837, which are available to offset future state taxable income. The Company’s net operating loss carryforwards expire between 2023 and 2032. In addition, the Company has alternative minimum tax credit carryforwards of approximately $17,635, which are available to reduce future federal regular income taxes, if any, over an indefinite period.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

The Company’s federal and state income tax returns for December 31, 2009 through 2012 are open tax years.

A reconciliation of the beginning and ending amount of total unrecognized tax contingencies, excluding interest and penalties, for the years ended December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
Balance, beginning of year	$28,304	$28,304

Balance, end of year	$28,304	$28,304

Included in the balance of total unrecognized tax contingencies at December 31, 2012 and 2011 are potential contingencies of $37,212 and $36,629, which includes interest and penalties, that if recognized, would affect the effective rate. Cumulative interest and penalties associated with unrecognized tax consequences is $8,908 and $8,325, for December 31, 2012 and 2011. Interest associated with unrecognized tax contingencies, recognized as a component of income tax expense was $583 and $635 for the years ended December 31, 2012 and 2011. The unrecognized tax contingency is expected to be settled during the year ended December 31, 2013.

The information presented above related to current and deferred taxes does not reflect the impact of the American Taxpayer Relief Act of 2012 (“Act”), which was enacted on January 2, 2013. The Company anticipates that the retroactive provisions of the Act, primarily the reinstatement of the research and development tax credit, will increase deferred tax assets prior to application of a full valuation allowance by approximately $121,879, which will be recorded as of the enactment date in 2013.

(7)	Leases

On August 6, 2004, the Company assumed a noncancelable operating lease for office space and laboratory facilities. Under the lease the Company pays a pro-rata share of property taxes, insurance, and common area maintenance. On June 21, 2011, the Company agreed to extend the lease through November 30, 2014 and has the option to renew for an additional two years.

Future minimum lease payments under the noncancelable operating lease as of December 31, 2012 are:

Operating leases
Year ending December 31:
2013	$263,158
2014	247,841

Total minimum lease payments	$510,999

The Company’s rent expense was $347,960 and $342,554 for the years ended December 31, 2012 and 2011.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

(8)	Stockholders’ Equity

(a)	Preferred Stock

Series B convertible preferred stock may be converted any time after three years after issuance and at the option of the holder into Series A common stock on a one-to-one basis. Series B preferred stockholders are not entitled to vote. Series B convertible preferred stock has liquidation rights consistent with common stockholders based on the number of common shares into which Series B preferred is convertible. At December 31, 2012, all outstanding Series B preferred shares are convertible.

Preferred stockholders are entitled to receive dividends when and if declared by the board of directors with respect to Series A voting common stock. The Company may not pay or declare any form of dividend to Series A common stockholders without at the same time paying or declaring the same per share dividend to the preferred stockholders as if all preferred shares were converted to common stock at the date of declaration.

(b)	Common Stock

Common stock consists of two series; Series A common stock and Series B common stock. Both series bear the same rights except Series B shareholders are not entitled to vote. Any Series B common stock automatically converts to Series A common stock upon any consolidation, merger, or reorganization, which the Company is not the surviving entity or the closing of a public offering of Series A common stock.

(c)	Stock Option Plan

In January 2011, the board of directors adopted the 2011 Equity Incentive Plan (the “2011 Plan”) that provides for the granting of nonqualified and incentive stock options and restricted stock. The 2011 Plan assumed all of the obligations, which existed under the previous 2000 Stock Option Plan. Under the 2011 Plan, the Company has granted nonqualified and incentive stock options for the purchase of Series B common stock to directors, employees and nonemployees providing services to the Company. The board of directors, on an option-by-option basis, determines the number of shares, exercise price, term, and vesting period. Options granted generally have a ten-year term and vest over a period of zero to five years. An aggregate of 6,000,000 shares are authorized for issuance under the amended 2011 Plan, with 1,938,726 shares remaining available for grant as of December 31, 2012.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

A summary of stock option activity is as follows:

	Outstanding stock options
	Number of shares	Weighted average exercise price
Balance at December 31, 2011	3,419,201	1.72
Options granted	—
Options exercised	—
Options forfeited	(3,227)	1.68
Options cancelled	12,973	1.68

Balance at December 31, 2012	3,403,001	1.72

Options exerciseable at December 31, 2012	2,949,041	1.73

The following table summarizes information about stock options outstanding at December 31, 2012:

Options outstanding			Options exercisable
Number outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price	Number exerciseable	Weighted average remaining contractual life (Years)	Weighted average exercise price
3,403,001	7.86	$1.72	2,949,041	7.81	$1.73

(d)	Restricted Series B Common Stock

In 2010, the Company issued 385,500 shares of restricted Series B common stock to employees. These shares vest on a performance basis based upon the attainment of certain milestones by the Company and are subject to forfeiture if vesting conditions are not met. The fair value of these shares when issued was $1.68 per share. As of December 31, 2012 and 2011, these restricted shares were 10% vested. The compensation expense for these awards was determined based upon the fair value of Series B common stock at the date of grant applied to the total number of shares that were anticipated to fully vest.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

A summary of restricted stock activity is as follows:

Number of shares
Balance at December 31, 2010	385,500
Vested	(38,550)
Forfeited	—

Balance at December 31, 2011	346,950
Vested	—
Forfeited	(5,400)

Balance at December 31, 2012	341,550

(e)	Warrants

For charitable purposes, on December 23, 2003, the Company granted warrants to a local university for 70,000 shares of Series B convertible preferred Stock at a price of $3.57 per share with an original expiration date of December 31, 2010. In January 2011, the Company extended the term to December 31, 2015 at the same price. The Company expensed $44,100 during 2011 related to the extension.

(9)	401(k) Plan

On January 1, 2002, the Company adopted a tax qualified employee savings and retirement plan (the “401(k) Plan”) covering eligible employees. Pursuant to the 401(k) Plan, employees may elect to reduce current compensation by a percentage of eligible compensation, not to exceed legal limits, and contribute the amount of such reduction to the 401(k) Plan. The 401(k) Plan permits but does not require additional matching and profit sharing contributions to the 401(k) Plan by the Company on behalf of the participants. The Company did not make any contributions to the 401(k) Plan during the years ended December 31, 2012 and 2011.

(10)	Commitments and Contingencies

Guarantees and Indemnifications

In the ordinary course of business, the Company enters into agreements, such as lease agreements, licensing agreements, clinical trial agreements, and certain services agreements, containing standard guarantee and / or indemnifications provisions. Additionally, the Company has indemnified its directors and officers to the maximum extent permitted under the laws of the State of Delaware.

LIPOCINE INC.

Notes to Financial Statements

December 31, 2012 and 2011

(11)	Subsequent Events

(a)	Agreement with Spriaso, LLC

On July 23, 2013, the Company entered into assignment/license and services agreements with Spriaso LLC (“Spriaso”), a related-party that is expected to be initially majority-owned by the current directors of Lipocine Inc. and their affiliates. Under the assignment agreement, the Company assigned and transferred to Spriaso all of the Company’s rights, title, and interest in its intellectual property to develop products in the cough and cold field. In addition, Spriaso received all rights and obligations under the Company’s product development agreement with Nexgen. In exchange, the Company would be entitled to receive a potential cash royalty of 20 percent of the net proceeds received by Spriaso, up to a maximum of $10 million. Spriaso also granted back to the Company an exclusive license to such intellectual property to develop products outside of the cough and cold field. Under the service agreement, the Company will provide facilities and up to 10 percent of the services of certain employees to Spriaso for a period of up to 18 months. The Company may provide additional services to be charged at cost to Spriaso. Spriaso may file its first NDA prior to the Company filing its first NDA and as an affiliated entity it will use up the one-time waiver for user fees for a small business submitting its first human drug application to the FDA.

(b)	Repurchase of Restricted Series B Common Stock

On June 28, 2013, the Company repurchased a combined total of 29,500 shares of restricted Series B common stock from six employees at a price of $1.80 per share.

(c)	Modification of Existing Stock Options

During January 2013, the Company modified 3,262,948 existing time-vested and performance based stock options by lowering the exercise price to $0.782. Additionally, the Company modified the vesting terms for its unvested performance based stock options and unvested restricted stock to vest on the earlier of the first closing in the pivotal clinical study for its lead drug candidate, or 50% on January 31, 2014 and 50% on January 31, 2015. Compensation expense of $421,950 was recorded as a result of the modifications.

(d)	Merger Agreement

On July 24, 2013, Marathon Bar Corp. (“Marathon Bar”), a Delaware corporation, and MBAR Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Marathon Bar, and Lipocine Inc., a privately held company incorporated in Delaware, executed an Agreement and Plan of Merger (“Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into Lipocine and Lipocine was the surviving entity.

LIPOCINE INC.

Condensed Balance Sheets

(Unaudited)

	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$3,606,499	$5,377,114
Accounts receivable	92,732	—
Prepaid and other current assets	123,317	90,934
Related-party receivable	—	3,815

Total current assets	3,822,548	5,471,863
Property and equipment, net	40,078	49,355
Other assets	45,000	45,000

Total assets	$3,907,626	$5,566,218

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$590,295	$87,027
Accrued expenses	124,851	107,950
Income taxes payable	17,886	17,836

Total current liabilities	733,032	212,813
Income taxes payable, noncurrent	37,456	37,212

Total liabilities	770,488	250,025

Commitments and contingencies (notes 8 and 10)
Stockholders’ equity:
Series B convertible preferred stock, $0.001 par value; 4,100,000 shares authorized and issuable in series; 250,000 shares designated in series, 250,000 issued and outstanding	250	250
Series A common stock, $0.001 par value; 32,000,000 shares authorized; 10,351,334 issued and outstanding	10,351	10,351
Series B common stock, $0.001 par value; 11,000,000 shares authorized; 4,637,347 issued, 4,607,847 and 4,637,347 outstanding	4,638	4,638
Additional paid-in capital	43,173,735	42,575,249
Treasury stock at cost, 29,500 and zero shares	(53,100)	—
Accumulated deficit	(39,998,736)	(37,274,295)

Total stockholders’ equity	3,137,138	5,316,193

Total liabilities and stockholders’ equity	$3,907,626	$5,566,218

See notes to condensed financial statements

LIPOCINE INC.

Condensed Statements of Operations

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues:
License and milestone revenue	$—	$—	$—	$7,523,437
Research revenue	—	—	—	186,233

Total revenues	—	—	—	7,709,670
Operating expenses:
Research and development	443,857	545,403	1,088,967	1,148,607
General and administrative	929,355	343,356	1,636,391	789,511

Operating income (loss)	(1,373,212)	(888,759)	(2,725,358)	5,771,552
Other income, net	687	2,849	1,211	6,141

Income (loss) before income tax expense	(1,372,525)	(885,910)	(2,724,147)	5,777,693
Income tax expense	(182)	(171)	(294)	(1,410)

Net income (loss)	$(1,372,707)	$(886,081)	$(2,724,441)	$5,776,283

Basic earnings (loss) per share attributable to Series A and B common stock	$(0.09)	$(0.06)	$(0.18)	$0.37

Weighted average common shares outstanding	14,988,681	14,988,681	14,988,681	14,988,681

Diluted earnings (loss) per share attributable to Series A and B common stock	$(0.09)	$(0.06)	$(0.18)	$0.37

Weighted average common shares outstanding, diluted	14,988,681	14,988,681	14,988,681	15,238,681

See notes to condensed financial statements

LIPOCINE INC.

Condensed Statements of Cash Flows

(Unaudited)

	Six months ended June 30,
	2013	2012
Cash from operating activities:
Net income (loss)	$(2,724,441)	$5,776,283
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	10,483	20,950
Forgiveness of related party receivable	3,815	—
Stock-based compensation expense	598,486	79,948
Changes in operating assets and liabilities:
Accounts receivable	(92,732)	235,638
Prepaid and other current assets	12,306	54,398
Accounts payable	458,579	(71,249)
Accrued expenses	16,901	22,430
Income taxes payable	294	342
Deferred revenues	—	(7,523,437)

Cash used in operating activities	(1,716,309)	(1,404,697)
Cash used in investing activities:
Purchases of property and equipment	(1,206)	(2,610)

Cash used in investing activities	(1,206)	(2,610)
Cash used in financing activities:
Purchase of treasury stock	(53,100)	—

Cash used in financing activities	(53,100)	—

Net decrease in cash and cash equivalents	(1,770,615)	(1,407,307)
Cash and equivalents at beginning of period	5,377,114	8,567,823

Cash and equivalents at end of period	$3,606,499	$7,160,516

Supplemental disclosure of non-cash financing activities:
Accrued deferred offering costs	$44,689	—

See notes to condensed financial statements

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

(1)	Basis of Presentation

The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited Lipocine Inc. financial statements for the year ended December 31, 2012. The accompanying unaudited financial statements reflect all adjustments necessary for a fair presentation of results for the interim periods presented. Preparing financial statements requires the Company to make estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying footnotes. Although these estimates are based upon the Company’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates. The results of operations for the three and six months ended June 30, 2013 are not necessarily indicative of the results to be expected for any future period or for the full year.

(2)	Earnings (Loss) per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Net income (loss) available to common shareholders for the three and six months ended June 30, 2013 and 2012 was calculated using the two-class method, which is an earnings (loss) allocation method for computing earnings (loss) per share when an entity’s capital structure includes common stock and participating securities. The two-class method determines earnings (losses) per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings (loss). The application of the two-class method was required since the Company’s Series B preferred stock and the unvested restricted stock each contain nonforfeitable rights to dividends or dividend equivalents. However, unvested restricted stock grants and Series B convertible preferred stock are not included in computing basic earnings (loss) per share for periods where the Company has losses as these securities are not contractually obligated to share in losses of the Company.

Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding plus, where applicable, the additional potential common shares that would have been outstanding related to dilutive options, warrants, convertible preferred stock and unvested restricted stock to the extent such shares are dilutive.

The following table sets forth the computation of basic and diluted earnings (loss) per share of Series A and Series B common stock for the three and six months ended June 30, 2013 and 2012. The allocation of undistributed earnings (losses) to Series A and Series B common stock in the table below excludes zero net income (loss) allocated to the participating securities for the three months ended June 30, 2013 and 2012, and zero and $221,232 for the six months ended June 30, 2013 and 2012.

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

	Three Months Ended June 30,
	2013		2012
	Series A	Series B	Series A	Series B
Basic net loss per share attributable to Series A and Series B common stock:
Numerator
Allocation of undistributed losses to Series A and Series B common stock	$(947,991)	$(424,716)	$(611,928)	$(274,153)
Denominator
Weighted avg. common shares outstanding	10,351,334	4,637,347	10,351,334	4,637,347

Number of shares used in per share computation	10,351,334	4,637,347	10,351,334	4,637,347
Basic losses per share attributable to Series A and Series B common stock	$(0.09)	$(0.09)	$(0.06)	$(0.06)

Diluted net loss per share attributable to Series A and Series B common stock:
Numerator
Allocation of undistributed losses to Series A and
Series B common stock in basic earnings per share	$(947,991)	$(424,716)	$(611,928)	$(274,153)
Plus: Undistributed losses allocated to Series B convertible preferred stock	—	—	—	—

Total losses used in per share computation	$(947,991)	$(424,716)	$(611,928)	$(274,153)
Denominator
Weighted avg. common shares used in basic per share computation	10,351,334	4,637,347	10,351,334	4,637,347
Plus: Weighted avg. Series B convertible preferred stock	—	—	—	—

Number of shares used in per share computation	10,351,334	4,637,347	10,351,334	4,637,347
Diluted losses per share attributable to Series A and Series B common stock	$(0.09)	$(0.09)	$(0.06)	$(0.06)

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

	Six Months Ended June 30,
	2013		2012
	Series A	Series B	Series A	Series B
Basic net income (loss) per share attributable to Series A and Series B common stock:
Numerator
Allocation of undistributed earnings (losses) to Series A and Series B common stock	$(1,881,499)	$(842,942)	$3,836,607	$1,718,444
Denominator
Weighted avg. common shares outstanding	10,351,334	4,637,347	10,351,334	4,637,347

Number of shares used in per share computation	10,351,334	4,637,347	10,351,334	4,637,347
Basic earnings (losses) per share attributable to Series A and Series B common stock	$(0.18)	$(0.18)	$0.37	$0.37

Diluted net income (loss) per share attributable to Series A and Series B common stock:
Numerator
A and Series B common stock in basic earnings per share	$(1,881,499)	$(842,942)	$3,836,607	$1,718,444
Plus: Undistributed earnings allocated to Series B convertible preferred stock	—	—	92,421	—

Total earnings (losses) used in per share computation	$(1,881,499)	$(842,942)	$3,929,028	$1,718,444
Denominator
Weighted avg. common shares used in basic per share computation	10,351,334	4,637,347	10,351,334	4,637,347
Plus: Weighted avg. Series B convertible preferred stock	—	—	250,000	—

Number of shares used in per share computation	10,351,334	4,637,347	10,601,334	4,637,347
Diluted earnings (losses) per share attributable to Series A and Series B common stock	$(0.18)	$(0.18)	$0.37	$0.37

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

The computation of diluted earnings (loss) per share for the three and six months ended June 30, 2013 and 2012 does not include the following unvested restricted stock, stock options and warrants to purchase shares in the computation of diluted earnings (loss) per share because these instruments were antidilutive:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Stock Options	4,201,684	3,419,201	4,201,684	3,419,201
Unvested Restricted Stock	310,250	346,050	310,250	346,050
Warrants	70,000	70,000	70,000	70,000

(3)	Fair Value

For trade accounts receivable, prepaid and other current assets, related-party receivable, trade accounts payable, and accrued expenses the carrying amounts approximate fair value because of the short maturity of these instruments.

Assets and liabilities that are measured at fair value on a recurring basis using quoted prices in active markets for identical instruments (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3) consist of the following at June 30, 2013 and December 31, 2012:

		Fair value measurements at reporting date using
	June 30, 2013	Level 1 inputs	Level 2 inputs	Level 3 inputs
Assets:
Cash equivalents-money market funds	$2,433,188	$2,433,188	$—	$—

	$2,433,188	$2,433,188	$—	$—

		Fair value measurements at reporting date using
	December 31, 2012	Level 1 inputs	Level 2 inputs	Level 3 inputs
Assets:
Cash equivalents-money market funds	$2,686,727	$2,686,727	$—	$—

	$2,686,727	$2,686,727	$—	$—

The following methods and assumptions were used to determine the fair value of each class of assets recorded at fair value in the balance sheets:

Cash equivalents: Cash equivalents primarily consist of highly rated money market funds with original maturities to the Company of three months or less, and are purchased daily at par value with specified yield rates. Due to the high ratings and short-term nature of the funds, the Company considers all cash equivalents as Level 1.

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

(4)	Income Taxes

The tax provision for interim periods is determined using an estimate of the Company’s effective tax rate for the full year adjusted for discrete items, if any, that are taken into account in the relevant period. Each quarter the Company updates its estimate of the annual effective tax rate, and if the estimated tax rate changes, the Company makes a cumulative adjustment.

At June 30, 2013 and December 31, 2012, the Company has a full valuation allowance against its deferred tax assets, net of expected reversals of existing deferred tax liabilities, as it believes it is more likely than not that these benefits will not be realized.

On January 2, 2013, an extension of the research and development credit in the U.S. was signed into law. While the Company fully intends to take advantage of the research and development credit for the 2012 and 2013 tax years, no benefit has been recorded in the financial statements due to the full valuation allowance position in the U.S.

(5)	Share-Based Payments

The Company recognizes stock-based compensation expense for grants of stock option awards and restricted stock under the Company’s Incentive Plan to employees and nonemployee members of the Company’s board of directors based on the grant-date fair value of those awards. The grant-date fair value of an award is generally recognized as compensation expense over the award’s requisite service period. In addition, the Company has granted performance-based stock option awards and restricted stock grants which vest based upon the Company satisfying certain performance conditions. Potential compensation cost, measured on the grant date, related to these performance options will be recognized only if, and when, the Company estimates that these options will vest, which is based on whether the Company considers the options’ performance conditions to be probable of attainment. The Company’s estimates of the number of performance-based options that will vest will be revised, if necessary, in subsequent periods. In addition, the Company grants stock options to nonemployee consultants from time to time in exchange for services performed for the Company. Equity instruments granted to nonemployees are subject to periodic revaluation over their vesting terms.

On January 31, 2013, the Company modified 3,262,948 existing time-vested and performance stock options by lowering the exercise price to $0.782. Additionally, the Company modified the vesting terms for its unvested performance stock options and unvested restricted stock to vest on the earlier of the first dosing in the pivotal clinical study for its lead drug candidate, or 50% on January 31, 2014 and 50% on January 31, 2015. Compensation expense of $421,950 was recorded as a result of the modifications.

Stock-based compensation cost that has been expensed in the statements of operations amounted to $118,180 and $33,915 for the three months ended June 30, 2013 and 2012 and $598,486 and $79,948 for the six months ended June 30, 2013 and 2012, allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Research and development	$37,463	$10,751	$189,720	$25,344
General and administrative	80,717	23,164	408,766	54,604

	$118,180	$33,915	$598,486	$79,948

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

As of June 30, 2013, there was approximately $718,299 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s Incentive Plan. The cost will be expensed pro-rata over the service period. The cumulative amount of compensation expense recognized at any point in time is at least equal to the portion of the award that is vested at that date. No stock options were issued during the three months ended June 30, 2013. The weighted average fair value of stock options granted during the six months ended June 30, 2013, was approximately $0.48.

(6)	Collaborative Agreements

(a)	Abbott Products, Inc.

On May 15, 2009, the Company granted an exclusive license to Solvay Pharmaceuticals, Inc. (later acquired by Abbott Products, Inc.) to certain rights to its intellectual property in exchange for an up-front license fee of $4,000,000, certain specified payments upon achievement of various development and commercial milestones or the passage of time and also a royalty on related net sales. The Company also received research revenue for services rendered during the development period and reimbursement of out-of-pocket expenses.

The Company received the up-front fee of $4,000,000 in 2009 and milestone payments, related solely to the passing of time and not the achievement of any of the development or commercial milestones, totaling $3,000,000 and $2,000,000 in 2011 and 2010. The up-front license fee and milestone payments were recorded as a single unit of account, as the delivered technology does not have stand-alone value. Total consideration was recorded using cumulative catch-up method as payments were deemed collectible over the estimated term of the contract for which the Company has continuing performance obligations. The agreement was terminated effective March 29, 2012, and the balance of deferred revenue of $7,523,438 was recognized as licensing and milestone revenue during the six months ended June 30, 2012. The Company also earned research revenue under the agreement of zero and $186,233 during the three and six months ended June 30, 2012. No amounts were recorded for the three or six months ended June 30, 2013.

As part of the termination we reacquired the rights to the intellectual property from Abbott in March 2012. All obligations under the prior license agreement have been completed except that Lipocine will owe Abbott a perpetual 1.5% royalty on net sales should Lipocine decide to use certain Solvay/Abbott formulations or a perpetual 1% royalty on net sales should Lipocine use data generated during the term of the Solvay/Abbott agreement in any regulatory filings for a product. Such royalties are limited to $1 million in the first two calendar years following product launch, after which period there is not a cap on royalties and no maximum aggregate amount. If generic versions of any such product are introduced, then royalties are reduced by 50%.

(b)	Nexgen Pharma, Inc.

On May 21, 2011, the Company entered into a collaborative product development agreement with Nexgen Pharma, Inc. (“Nexgen”). Under the agreement, the parties agreed to jointly develop certain products for the treatment of coughs and colds and to share future revenues from those products. Nexgen agreed to reimburse the Company at cost for all future clinical costs incurred in the development of the products. A total of $92,732 and $55,560 for the three months ended June 30, 2013 and 2012 and $468,348 and $397,852 during the six months ended June 30, 2013 and 2012 was reimbursed for related expenses under the agreement and recorded net in research and development expense. The Company is responsible for certain new drug application (“NDA”) filing costs with the Food and Drug Administration (“FDA”) under terms of this contract and, additionally, will participate on a joint steering committee with Nexgen for the development, regulatory, and manufacturing strategy of product candidates. On July 23, 2013, the Company transferred all rights and obligations under this agreement to Spriaso, LLC (see note 11).

(c)	Contract Research and Development

The Company has entered into agreements with a number of independent contractors, primarily clinical researchers, who serve as advisors to the Company and various contract organizations that conduct preclinical and clinical development work on behalf of the Company. The Company incurred expenses of $123,905 and $131,373 for the three months ended June 30, 2013 and 2012, and $538,395 and $578,074 for the six months ended June 30, 2013 and 2012 under these agreements.

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

(7)	Leases

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2013 are:

Operating leases
Year ending December 31:
2013	$131,907
2014	247,841

Total minimum lease payments	$379,748

The Company’s rent expense was $90,864 and $84,952 for the three months ended June 30, 2013 and 2012 and $177,727 and $169,905 for the six months ended June 30, 2013 and 2012.

(8)	Stockholders’ Equity

(a)	Preferred Stock

Series B convertible preferred stock may be converted any time after three years after issuance and at the option of the holder into Series A common stock on a one-to-one basis. Series B preferred stockholders are not entitled to vote. Series B convertible preferred stock has liquidation rights consistent with common stockholders based on the number of common shares into which Series B preferred is convertible. At June 30, 2013, all outstanding Series B preferred shares are convertible.

Preferred stockholders are entitled to receive dividends when and if declared by the board of directors with respect to Series A voting common stock. The Company may not pay or declare any form of dividend to Series A common stockholders without at the same time paying or declaring the same per share dividend to the preferred stockholders as if all preferred shares were converted to common stock at the date of declaration.

(b)	Common Stock

Common stock consists of two series; Series A common stock and Series B common stock. Both series bear the same rights except Series B shareholders are not entitled to vote. Any Series B common stock automatically converts to Series A common stock upon any consolidation, merger, or reorganization, which the Company is not the surviving entity or the closing of a public offering of Series A common stock.

(c)	Stock Option Plan

In January 2011, the board of directors adopted the 2011 Equity Incentive Plan (the “2011 Plan”) that provides for the granting of nonqualified and incentive stock options and restricted stock. The 2011 Plan assumed all of the obligations, which existed under the previous 2000 Stock Option Plan. Under the 2011 Plan, the Company has granted nonqualified and incentive stock options for the purchase of Series B common stock to directors, employees and nonemployees providing services to the Company. The board of directors, on an option-by-option basis, determines the number of shares, exercise price, term, and vesting period. Options granted generally have a ten-year contractual life. An aggregate of 6,413,051 shares are authorized for issuance under the amended 2011 Plan, with 1,584,394 shares remaining available for grant as of June 30, 2013.

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

A summary of stock option activity is as follows:

	Outstanding stock options
	Number of shares	Weighted average exercise price
Balance at December 31, 2012	3,403,001	$1.72
Options granted	842,000	0.78
Options forfeited	(26,457)	1.67
Options cancelled	(16,860)	1.35

Balance at June 30, 2013	4,201,684	0.83

Options exercisable at June 30, 2013	3,124,455	0.85

The following table summarizes information about stock options outstanding at June 30, 2013:

Options outstanding			Options exercisable
Number outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price	Number exerciseable	Weighted average remaining contractual life (Years)	Weighted average exercise price
4,201,684	7.81	$0.83	3,124,455	7.41	$0.85

(d)	Restricted Series B Common Stock

In 2010, the Company issued 385,500 shares of restricted Series B common stock to employees. These shares vest on the earlier of the first dosing in the pivotal clinical study for its lead drug candidate, or 50% on January 31, 2014 and 50% on January 31, 2015. The fair value of these shares when issued was $1.68 per share

On June 28, 2013, the Company accelerated the vesting and repurchased a combined total of 29,500 shares of restricted Series B common stock from six employees at a price of $1.80 per share. The acceleration of the vesting resulted in the recognition of $16,437 in stock-based compensation expense. The repurchased shares are shown as treasury stock as of June 30, 2013.

LIPOCINE INC.

Notes to Condensed Financial Statements

(Unaudited)

A summary of restricted stock activity is as follows:

Number of shares
Balance at December 31, 2012	341,550
Vested	(29,500)
Forfeited	(1,800)

Balance at June 30, 2013	310,250

(e)	Warrants

For charitable purposes, on December 23, 2003, the Company granted warrants to a local university for 70,000 shares of Series B convertible preferred Stock at a price of $3.57 per share with an original expiration date of December 31, 2010. In January 2011, the Company extended the term to December 31, 2015 at the same price. As of June 30, 2013, all warrants remain outstanding.

(9)	Commitments and Contingencies

Guarantees and Indemnifications

In the ordinary course of business, the Company enters into agreements, such as lease agreements, licensing agreements, clinical trial agreements, and certain services agreements, containing standard guarantee and / or indemnifications provisions. Additionally, the Company has indemnified its directors and officers to the maximum extent permitted under the laws of the State of Delaware.

(10)	Subsequent Events

(a)	Agreement with Spriaso, LLC

On July 23, 2013, the Company entered into a license and a service agreement with Spriaso, LLC (“Spriaso”), a related-party that is expected to be initially majority-owned by the current directors of Lipocine Inc. and their affiliates. Under the license agreement, The Company assigned and transferred to Spriaso all of the Company’s rights, title and interest in its intellectual property to develop products for the cough and cold field. In addition, Spriaso received all rights and obligations under the Company’s product development agreement with Nexgen. In exchange, the Company will receive a royalty of 20 percent of the net proceeds received by Spriaso, up to a maximum of $10 million. Spriaso also granted back to the Company an exclusive license to such intellectual property to develop products outside of the cough and cold field. Under the service agreement, the Company will provide facilities and up to 10 percent of the services of certain employees to Spriaso for a period of up to 18 months. The Company may provide additional services to be charged at cost to Spriaso. Spriaso may file its first NDA prior to the Company filing its first NDA and as an affiliated entity it will use up the one-time waiver for user fees for a small business submitting its first human drug application to the FDA.

(b)	Merger Agreement

On July 24, 2013, Marathon Bar Corp. (“Marathon Bar”), a Delaware corporation and MBAR Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Marathon Bar, and Lipocine Inc. (“Lipocine”), a privately held company incorporated in Delaware, executed an Agreement and Plan of Merger (“Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into Lipocine and Lipocine was the surviving entity.

(c)	Sale of Common Stock

On July 30, 2013, the Company received approximately $38.0 million aggregate gross proceeds from the issuance and sale of common stock to certain accredited investors.

REPORT OF REGISTERED INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of Marathon Bar Corp.:

We have audited the accompanying balance sheets of Marathon Bar Corp. (a Delaware corporation in the development stage) as of December 31, 2012 and 2011 and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2012 and 2011 and cumulative from inception (October 13, 2011). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marathon Bar Corp. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011 and cumulative from inception (October 13, 2011) in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage, and has not established any source of revenue to cover its operating costs. As such, it has incurred an operating loss since inception. Further, as of December 31, 2012, the cash resources of the Company were insufficient to meet its planned business objectives. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

/s/ Weinberg & Baer LLC

Weinberg & Baer LLC

Baltimore, Maryland

February 18, 2013

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	As of	As of
	December 31,	December 31,
	2012	2011
Current Assets:
Cash or cash equivalents	$577	$22,943
Deferred offering costs	—	9,500

Total current assets	577	32,443

Total Assets	$577	$32,443

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$11,655	$7,367
Due to shareholders	238	238

Total Current Liabilities	11,893	7,605

Commitments and Contingencies	—	—

Stockholders’ Equity (Deficit):
Common stock, par value $0.0001 per share, 100,000,000 shares authorized; 3,500,000 and 3,000,000 shares issued and outstanding respectively	350	300
Additional paid-in capital	70,150	29,700
(Deficit) accumulated during development stage	(81,816)	(5,162)

Total stockholders’ equity (deficit)	(11,316)	24,838

Total Liabilities and Stockholders’ Equity	$577	$32,443

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011,

AND CUMULATIVE FROM INCEPTION (OCTOBER 13, 2011)

	Year Ended	Year Ended	Cumulative
	December, 31	December, 31	From
	2012	2011	Inception
Revenues	$—	$—	$—

Expenses:
General and administrative -
Filing fee	5,958	1,391	7,349
Professional fees	35,792	2,738	38,530
Consulting fees	33,975	—	33,975
Incorporation	—	867	867
Franchise tax expense	400	—	400
Other	529	166	695

Total general and administrative expenses	76,654	5,162	81,816
	—	—	—
(Loss) from Operations	(76,654)	(5,162)	(81,816)

Provision for income taxes	—	—	—

Net (Loss)	$(76,654)	$(5,162)	$(81,816)

(Loss) Per Common Share:
(Loss) per common share - Basic and Diluted	$(0.02)	$—

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	3,374,317	1,800,000

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM INCEPTION (OCTOBER 13, 2011)

THROUGH DECEMBER 31, 2012

				(Deficit)
				Accumulated
			Additional	During the
	Common stock		Paid-in	Development
Description	Shares	Amount	Capital	Stage	Totals
Balance - at inception	—	$—	$—	$—	$—

Common stock issued for cash ($0.01/share)	3,000,000	300	29,700	—	30,000

Net (loss) for the period	—	—	—	(5,162)	(5,162)

Balance - December 31, 2011	3,000,000	300	29,700	(5,162)	24,838

Common stock issued for cash ($0.1/share)	500,000	50	40,450	—	40,500

Net (loss) for the period	—	—	—	(76,654)	(76,654)

Balance - December 31, 2012	3,500,000	$350	$70,150	$(81,816)	$(11,316)

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011,

AND CUMULATIVE FROM INCEPTION (OCTOBER 13, 2011)

	Year Ended	Year Ended	Cumulative
	December 31,	December 31,	From
	2012	2011	Inception
Operating Activities:
Net (loss)	$(76,654)	$(5,162)	$(81,816)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Deferred offering costs	9,500	(9,500)	—
Accounts payable and accrued liabilities	4,288	7,367	11,655

Net Cash Used in Operating Activities	(62,866)	(7,295)	(70,161)

Investing Activities:
Cash provided by investing activities	—	—	—

Net Cash Provided by Investing Activities	—	—	—

Financing Activities:
Due to shareholders	—	238	238
Proceeds from common stock	40,500	30,000	70,500

Net Cash Provided by Financing Activities	40,500	30,238	70,738

Net (Decrease) Increase in Cash	(22,366)	22,943	577

Cash - Beginning of Period	22,943	—	—

Cash - End of Period	$577	$22,943	$577

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$—	$—	$—

Income taxes	$—	$—	$—

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of Presentation and Organization

Marathon Bar Corp. (the “Company”) is in the development stage, and has limited operations. The Company was incorporated under the laws of the State of Delaware on October 13, 2011. The business plan of the Company is to become a leading importer of healthy energy snack bars. The accompanying financial statements of the Company were prepared from the accounts of the Company under the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for the period ended December 31, 2012.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC 740. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carryforward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) a reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

The Company estimates the fair value of financial instruments using the available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2012 and 2011, the carrying value of accounts payable and accrued liabilities, and loans approximated fair value due to the short-term nature and maturity of these instruments.

Deferred Offering Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Common Stock Registration Expenses

The Company considers incremental costs and expenses related to the registration of equity securities with the SEC, whether by contractual arrangement as of a certain date or by demand, to be unrelated to original issuance transactions. As such, subsequent registration costs and expenses are reflected in the accompanying financial statements as general and administrative expenses, and are expensed as incurred.

Lease Obligations

All non cancellable leases with an initial term greater than one year are categorized as either capital leases or operating leases. Assets recorded under capital leases are amortized according to the methods employed for property and equipment or over the term of the related lease, if shorter.

Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates made by management.

Fiscal Year End

The Company has adopted a fiscal year end of December 31.

2.	Development Stage Activities and Going Concern

The Company is currently in the development stage, and has limited operations. The business plan of the Company is to become a leading importer of healthy energy snack bars.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate continuation of the Company as a going concern. The Company has not established any source of revenues to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of December 31, 2012 the cash resources of the Company were insufficient to meet its current business plan. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.	Common Stock

On November 14, 2011, the Company issued 3,000,000 shares of common stock to the director of the Company at a price of $0.01 per share, for a $30,000 subscription receivable. Payment of the subscription was received by December 31, 2011.

The Company commenced a capital formation activity by filing a Registration Statement on Form S-1 to the SEC to register and sell in a self-directed offering 1,500,000 shares of newly issued common stock at an offering price of $0.10 per share for proceeds of up to $150,000. On April 2, 2012, the Company accepted subscriptions to issue 500,000 unrestricted shares of common stock for proceeds of $50,000. The Company offset the proceeds by $9,500 of legal and audit offering costs related to this capital formation activity.

4.	Income Taxes

The provision (benefit) for income taxes for the period ended December 31, 2012 and 2012 was as follows (assuming a 15% effective tax rate):

	2012	2011
Current Tax Provision:
Federal-
Taxable income	$—	$—

Total current tax provision	$—	$—

Deferred Tax Provision:
Federal-
Loss carryforwards	$11,498	$774
Change in valuation allowance	(11,498)	(774)

Total deferred tax provision	$—	$—

The Company had deferred income tax assets as of December 31, 2012 and 2011 as follows:

	2012	2011
Loss carryforwards	$12,272	$774
Less - Valuation allowance	(12,272)	(774)

Total net deferred tax assets	$—	$—

The Company provided a valuation allowance equal to the deferred income tax assets for periods ended December 31, 2012 and 2011 because it is not presently known whether future taxable income will be sufficient to utilize the loss carryforwards.

As of December 31, 2012, the Company had approximately $81,816 in tax loss carryforwards that can be utilized future periods to reduce taxable income, and expire by the year 2032.

The Company did not identify any material uncertain tax positions. The Company did not recognize any interest or penalties for unrecognized tax benefits.

The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they are filed.

5.	Related Party Loans and Transactions

On November 14, 2011, the Company issued 3,000,000 shares of common stock to the director and officer of the Company at a price of $0.01 per share, for a $30,000 subscription receivable. Payment of the subscription was received by December 31, 2011.

As of December 31, 2012, loans from related parties amounted to $238 and represented working capital advances from a Director who is also a stockholder of the Company. The loans are unsecured, non-interest bearing, and due on demand.

The Company’s director provides rent-free office space to the Company.

6.	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”).” Under ASU 2011-04, the guidance amends certain accounting and disclosure requirements related to fair value measurements to ensure that fair value has the same meaning in U.S. GAAP and in IFRS and that their respective fair value measurement and disclosure requirements are the same. ASU 2011-04 is effective for public entities during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company does not believe that the adoption of ASU 2011-04 will have a material impact on the Company’s results of operation and financial condition.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income,” (“ASU 2011-05”) which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 will be effective for public companies during the interim and annual periods beginning after Dec. 15, 2011 with early adoption permitted. The Company does not believe that the adoption of ASU 2011-05 will have a material impact on the Company’s results of operation and financial condition.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on the Company’s financial position, results of operations or cash flows.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

	As of	As of
	June 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
Current Assets:
Cash or cash equivalents	$10	$577

Total current assets	10	577
Total Assets	$10	$577

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$17,404	$11,655
Due to shareholders	238	238

Total Current Liabilities	17,642	11,893
Commitments and Contingencies	—	—

Stockholders’ Equity (Deficit):
Common stock, par value $0.0001 per share, 100,000,000 shares authorized; 3,500,000 shares issued and outstanding	350	350
Additional paid-in capital	70,150	70,150
(Deficit) accumulated during development stage	(88,131)	(81,816)

Total stockholders’ equity (deficit)	(17,631)	(11,316)

Total Liabilities and Stockholders’ Equity	$10	$577

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012,

AND CUMULATIVE FROM INCEPTION (OCTOBER 13, 2011)

(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended	Cumulative
	June, 30	June, 30	June, 30	June, 30	From
	2013	2012	2013	2012	Inception
Revenues	$—	$—	$—	$—	$—

Expenses:
General and administrative -
Filing fee	754	3,346	1,549	5,573	8,898
Professional fees	2,300	23,538	4,689	25,692	43,219
Consulting fees	—	33,975	—	33,975	33,975
Incorporation	—	—	—	—	867
Franchise tax expense	—	—	—	400	400
Other	48	372	78	403	773

Total general and administrative expenses	3,102	61,231	6,316	66,043	88,131
	—	—	—	—	—
(Loss) from Operations	(3,102)	(61,231)	(6,316)	(66,043)	(88,131)

Provision for income taxes	—	—	—	—	—

Net (Loss)	$(3,102)	$(61,231)	$(6,316)	$(66,043)	$(88,131)

(Loss) Per Common Share:
(Loss) per common share - Basic and Diluted	$(0.00)	$(0.02)	$(0.00)	$(0.02)

Weighted Average Number of Common Shares
Outstanding - Basic and Diluted	3,500,000	3,494,505	3,500,000	3,247,253

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM INCEPTION (OCTOBER 13, 2011)

THROUGH JUNE 30, 2013

(Unaudited)

				(Deficit)
				Accumulated
			Additional	During the
	Common stock		Paid-in	Development
Description	Shares	Amount	Capital	Stage	Totals
Balance - at inception	—	$—	$—	$—	$—

Common stock issued for cash ($0.01/share)	3,000,000	300	29,700	—	30,000

Net (loss) for the period	—	—	—	(5,162)	(5,162)

Balance -December 31, 2011	3,000,000	300	29,700	(5,162)	24,838

Common stock issued for cash ($0.1/share)	500,000	50	40,450	—	40,500

Net (loss) for the period	—	—	—	(76,654)	(76,654)

Balance - December 31, 2012	3,500,000	$350	$70,150	$(81,816)	$(11,316)

Net (loss) for the period	—	—	—	(6,316)	(6,316)

Balance - June 30, 2013	3,500,000	$350	$70,150	$(88,131)	$(17,631)

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012,

AND CUMULATIVE FROM INCEPTION (OCTOBER 13, 2011)

(Unaudited)

	Six Months Ended	Six Months Ended	Cumulative From Inception
	June 30, 2013	June 30, 2012
Operating Activities:
Net (loss)	$(6,316)	$(66,043)	$(88,131)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Deferred offering costs		9,500
Accounts payable and accrued liabilities	5,749	(3,466)	17,404

Net Cash Used in Operating Activities	(567)	(60,009)	(70,728)

Investing Activities:
Cash provided by investing activities	—	—	—

Net Cash Provided by Investing Activities	—	—	—

Financing Activities:
Due to shareholders	—	—	238
Proceeds from common stock	—	40,500	70,500

Net Cash Provided by Financing Activities	—	40,500	70,738

Net (Decrease) Increase in Cash	(567)	(19,509)	10

Cash - Beginning of Period	577	22,943	—

Cash - End of Period	$10	$3,434	$10

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$—	$—	$—

Income taxes	$—	$—	$—

The accompanying notes to financial statements are an integral part of these statements.

MARATHON BAR CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation and Organization

Marathon Bar Corp. (the “Company”) is in the development stage, and has limited operations. The Company was incorporated under the laws of the State of Delaware on October 13, 2011. The business plan of the Company is to become a leading importer of healthy energy snack bars. The accompanying financial statements of the Company were prepared from the accounts of the Company under the accrual basis of accounting.

Unaudited Interim Financial Statements

The interim financial statements of the Company as of June 30, 2013, and for the periods then ended, and cumulative from inception, are unaudited. However, in the opinion of management, the interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2013, and the results of its operations and its cash flows for the periods ended June 30, 2013, and cumulative from inception. These results are not necessarily indicative of the results expected for the calendar year ending December 31, 2013. The accompanying financial statements and notes thereto do not reflect all disclosures required under accounting principles generally accepted in the United States. Refer to the Company’s audited financial statements as of December 31, 2012, filed with the SEC, for additional information, including significant accounting policies.

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for the period ended June 30, 2013.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC 740. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carryforward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) a reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

The Company estimates the fair value of financial instruments using the available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of June 30, 2013 and December 31, 2012, the carrying value of accounts payable and accrued liabilities, and loans approximated fair value due to the short-term nature and maturity of these instruments.

Deferred Offering Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Common Stock Registration Expenses

The Company considers incremental costs and expenses related to the registration of equity securities with the SEC, whether by contractual arrangement as of a certain date or by demand, to be unrelated to original issuance transactions. As such, subsequent registration costs and expenses are reflected in the accompanying financial statements as general and administrative expenses, and are expensed as incurred.

Lease Obligations

All non cancellable leases with an initial term greater than one year are categorized as either capital leases or operating leases. Assets recorded under capital leases are amortized according to the methods employed for property and equipment or over the term of the related lease, if shorter.

Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates made by management.

Fiscal Year End

The Company has adopted a fiscal year end of December 31.

2. Development Stage Activities and Going Concern

The Company is currently in the development stage, and has limited operations. The business plan of the Company is to become a leading importer of healthy energy snack bars.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate continuation of the Company as a going concern. The Company has not established any source of revenues to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of June 30, 2013 the cash resources of the Company were insufficient to meet its current business plan. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3. Common Stock

On November 14, 2011, the Company issued 3,000,000 shares of common stock to the director of the Company at a price of $0.01 per share, for a $30,000 subscription receivable. Payment of the subscription was received by December 31, 2011.

The Company commenced a capital formation activity by filing a Registration Statement on Form S-1 to the SEC to register and sell in a self-directed offering 1,500,000 shares of newly issued common stock at an offering price of $0.10 per share for proceeds of up to $150,000. On April 2, 2012, the Company accepted subscriptions to issue 500,000 unrestricted shares of common stock for proceeds of $50,000. The Company offset the proceeds by $9,500 of legal and audit offering costs related to this capital formation activity.

4. Income Taxes

The provision (benefit) for income taxes for the period ended June 30, 2013 and 2012 was as follows (assuming a 15% effective tax rate):

	2013	2012
Current Tax Provision:
Federal-
Taxable income	$—	$—

Total current tax provision	$—	$—

Deferred Tax Provision:
Federal-
Loss carryforwards	$947	$9,906
Change in valuation allowance	(947)	(9,906)

Total deferred tax provision	$—	$—

The Company had deferred income tax assets as of June 30, 2013 and December 31, 2012 as follows:

	2013	2012
Loss carryforwards	$13,220	$12,272
Less - Valuation allowance	(13,220)	(12,272)

Total net deferred tax assets	$—	$—

The Company provided a valuation allowance equal to the deferred income tax assets for periods ended June 30, 2013 and 2012 because it is not presently known whether future taxable income will be sufficient to utilize the loss carryforwards.

As of June 30, 2013, the Company had approximately $88,131 in tax loss carryforwards that can be utilized future periods to reduce taxable income, and expire by the year 2033.

The Company did not identify any material uncertain tax positions. The Company did not recognize any interest or penalties for unrecognized tax benefits.

The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they are filed.

5. Related Party Loans and Transactions

On November 14, 2011, the Company issued 3,000,000 shares of common stock to the director and officer of the Company at a price of $0.01 per share, for a $30,000 subscription receivable. Payment of the subscription was received by December 31, 2011.

As of June 30, 2013, loans from related parties amounted to $238 and represented working capital advances from a Director who is also a stockholder of the Company. The loans are unsecured, non-interest bearing, and due on demand.

The Company’s director provides rent-free office space to the Company.

6. Recent Accounting Pronouncements

There were various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on the Company’s financial position, results of operations or cash flows.

LIPOCINE INC.